Exhibit 99.1

URC:TSX | UROY:NASDAQ

ANNUAL INFORMATION FORM

for the fiscal year ended April 30, 2023

July 13, 2023

1830 – 1030 West Georgia Street, Vancouver, British Columbia, Canada V6E 2Y3

TABLE OF CONTENTS

INTRODUCTORY NOTES	1	Trading Price and Volume	68
Currency Presentation and Exchange Rate Information	1	Prior Sales	70
Cautionary Statement Regarding Forward-Looking Information	1	DIRECTORS AND OFFICERS	71
Technical and Third-Party Information	4	Name, Occupation and Security Holding	71
Note Regarding Mineral Reserve and Resource Estimates	4	Cease Trade Orders, Bankruptcies, Penalties and Sanctions	72
GLOSSARY	5	Conflicts of Interest	73
CORPORATE STRUCTURE	6	AUDIT COMMITTEE	73
Name, Address and Incorporation	6	Audit Committee	73
Intercorporate Relationships	6	Audit Committee Charter	73
GENERAL DEVELOPMENT OF THE BUSINESS	6	Composition of the Audit Committee	73
DESCRIPTION OF THE BUSINESS	9	Relevant Education and Experience	74
General	9	Audit Committee Oversight	74
Business Strategy	9	Pre-Approval Policies and Procedures	74
Summary of Royalty and Other Interests	14	External Auditor Service Fees	74
Competitive Conditions	17	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	75
Regulation	17	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	75
Employees	19	TRANSFER AGENTS AND REGISTRARS	75
Foreign Operations	19	MATERIAL CONTRACTS	75
THE URC ASSET PORTFOLIO	19	INTERESTS OF EXPERTS	75
Yellow Cake Strategic Investment and Uranium Option	19	ADDITIONAL INFORMATION	76
Royalty Interests	21	APPENDIX "A" ADDITIONAL TECHNICAL DISCLOSURE	A-1
Mineral Reserve and Resource Estimates	53	MCARTHUR RIVER	A-1
RISK FACTORS	55	WATERBURY LAKE / CIGAR LAKE	A-17
DIVIDENDS AND DISTRIBUTIONS	66	APPENDIX "B" AUDIT COMMITTEE CHARTER	B-1
DESCRIPTION OF CAPITAL STRUCTURE	67
MARKET FOR SECURITIES	68

(i)

INTRODUCTORY NOTES

References to "we", "our", "us", the "Company" or "URC" in this annual information form (this "Annual Information Form") is to the consolidated operations of Uranium Royalty Corp. and its subsidiaries.

Unless otherwise indicated, the information in this Annual Information Form is given as of the date of this Annual Information Form.

Currency Presentation and Exchange Rate Information

Our reporting currency is the Canadian dollar. Unless otherwise noted, financial information and amounts contained in this Annual Information Form are in Canadian dollars and references herein to "$" are to Canadian dollars. References herein to "US$" are to United States dollars; references herein to "A$" are to Australian dollars; and references herein to "£" are to UK pounds sterling.

The table below sets out the high and low rates of exchange for one United States dollar and one UK pound sterling, respectively, expressed in Canadian dollars during each of the periods noted, the average rates of exchange during such periods and the rates of exchange in effect at the end of such periods, each based on the daily exchange rate reported by the Bank of Canada for conversion of United States dollars and UK pounds sterling into Canadian dollars.

	Year ended April 30,
	2023	2022
Canadian dollars per United States dollar
Highest rate during the period	1.3856	1.2942
Lowest rate during the period	1.2540	1.2040
Average rate during the period	1.3296	1.2548
Rate at the end of the period	1.3578	1.2895
Canadian dollars per UK pound sterling
Highest rate during the period	1.7036	1.7536
Lowest rate during the period	1.4731	1.5972
Average rate during the period	1.5978	1.7043
Rate at the end of the period	1.7036	1.6138

Cautionary Statement Regarding Forward-Looking Information

Certain statements contained in this Annual Information Form constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and the Company's future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date hereof. In addition, this Annual Information Form may contain Forward-Looking Statements attributed to third party industry sources. Without limitation, this Annual Information Form contains Forward-Looking Statements pertaining to the following:

• the ongoing operations of the properties in which the Company holds or may hold uranium interests; • future events or future performance; • the impact of general business and economic conditions;	• expectations regarding supply and demand for uranium; • conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used;

•
future debt levels, financial capacity, liquidity and capital resources;
•
anticipated future sources of funds to meet working capital requirements;
•
future capital expenditures and contractual commitments;
•
expectations respecting future financial results;
•
expectations with respect to the Company's financial position;
•
expectations regarding uranium prices and the impacts of United States and other governmental policies on uranium demand;

•
expectations regarding the Company's business plans, strategies, growth and results of operations;
•
the Company's dividend policy;
•
the financial and operational strength of counterparties;
•
production volumes;
•
mineral resources and mine life;
•
governmental regulatory regimes with respect to environmental matters; and
•
governmental taxation regimes.

With respect to Forward-Looking Statements contained in this Annual Information Form, assumptions have been made regarding, among other things, the following:

•
market prices of uranium;
•
global economic and financial conditions;
•
demand for uranium;
•
uranium supply;
•
industry conditions;
•
the ongoing operation of the properties in which the Company holds or may hold uranium interests;

•
future operations and developments on the properties in which the Company holds or may hold interests; and
•
the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company's interests.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of, among other things, the risk factors set forth below and included elsewhere in this Annual Information Form, including the following:

•
limited or no access to data or the operations underlying the Company's interests;
•
dependence on third party operators;
•
risks related to political unrest in Kazakhstan, which could negatively impact the Company's investment in Yellow Cake plc ("Yellow Cake") and its option to purchase uranium from Yellow Cake;
•
dependence on future payments from owners and operators of the Company's royalty and other interests;
•
royalties, streams and similar interests may not be honoured by operators of a project;
•
risks relating to buy-back and similar rights held by the operators of the Company's interests;
•
the impact of project costs on profit-based royalties, such as NPIs;
•
risks faced by owners and operators of the properties underlying the Company's interests;
•
title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
•
excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the

•
volatility in market prices and demand for uranium and the market price of the Company's other investments, including as a result of geopolitical factors such as the ongoing conflict in Ukraine and the political unrest in Kazakhstan;
•
changes in general economic, financial, market and business conditions in the industries in which uranium is used;
•
risks related to mineral reserve and mineral resource estimates, including rate and timing of production differences from resource and reserve estimates;
•
risks related to the public acceptance of nuclear energy in relation to other energy sources;
•
alternatives to and changing demand for uranium;
•
the absence of any public market for uranium;
•
changes in the technologies pertaining to the use of uranium;
•
changes in legislation, including permitting and licensing regimes and taxation policies, including regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or other interests are located;
•
reduced access to debt and equity capital;

Company holds or may hold royalties, streams or similar interests;
•
risks related to epidemics, pandemics and other health crises;
•
investment price risks, which may affect the value of the Company's current and future equity investments, including those in Yellow Cake and Queen's Road Capital Investment Ltd. ("QRC");
•
commodities price risks, which may affect revenue derived by the Company from its asset portfolio;
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risks associated with future acquisitions;
•
effects of competition and pricing pressures;
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actual results differing materially from management estimates and assumptions;
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any inability of the Company to obtain necessary financing when required on acceptable terms or at all;
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risks related to the competitive nature of the royalty and streaming business;
•
macroeconomic developments and changes in general economic, financial, market and business conditions in the industries in which uranium is used;
•
liquidity risks in connection with the Company's equity investments, including those in Yellow Cake and QRC;

•
fluctuations in the value of the Canadian dollar;
•
fluctuations in the market prices of the Company's investments;
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risks related to interest rate fluctuations and foreign exchange rate fluctuations;
•
any inability of the Company to execute its growth strategy;
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any inability to attract and retain key employees;
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litigation;
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risks associated with First Nations land claims;
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potential conflicts of interests;
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any inability to ensure compliance with anti-bribery and anti-corruption laws;
•
any future expansion of the Company's business activities;
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any failure to maintain effective internal controls;
•
risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters; and
•
the other factors discussed under "Risk Factors".

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information. Forward-looking information is based on management's beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to forward-looking information.

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, the Company undertakes no obligation to update or revise any Forward-Looking Statements. An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of our projects.

Please carefully consider the risk factors set out herein under "Risk Factors".

Technical and Third-Party Information

This Annual Information Form includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Except where otherwise stated, the disclosure herein relating to properties underlying the Company's royalty and other interests has been prepared in accordance with the exemption set forth in Section 9.2 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is based primarily on information publicly disclosed by the owners or operators of such properties. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests, which publicly available information may relate to a larger property area than that covered by the Company's interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information, and there can be no assurance that such third-party information is complete and accurate. Additionally, the Company has, and may from time to time, receive operating information from the owners and operators of these properties, which it is not permitted to disclose to the public.

As of the date of this Annual Information Form, the Company considers its royalty interest in the McArthur River Project and Waterbury Lake / Cigar Lake Project (each as defined herein), each located in Saskatchewan, Canada as its material properties for the purposes of NI 43-101. See "General Development of the Business – McArthur River and Cigar Lake Royalty Acquisitions".

Unless otherwise indicated, the scientific and technical information contained herein or in the documents incorporated by reference regarding: (i) McArthur River and has been derived from the technical report titled "McArthur River Operation, Northern Saskatchewan, Canada, National Instrument 43-101 Technical Report", with an effective date of December 31, 2018; and (ii) Cigar Lake has been derived from the technical report titled "Cigar Lake Operation, Northern Saskatchewan, Canada, National Instrument 43-101 Technical Report", with an effective date of December 31, 2015, each prepared for Cameco Corporation ("Cameco"), Cameco's Annual Information Form for the year ended December 31, 2022 (the "Cameco 2022 AIF") and Cameco's other public disclosures, copies of which are available under its profile on the System for Electronic Document Analysis and Retrieval ("SEDAR").

Note Regarding Mineral Reserve and Resource Estimates

This Annual Information Form has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this Annual Information Form have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with NI 43-101, the CIM Definition Standards, JORC or Regulation S-K 1300, as applicable. NI 43-101 is a rule developed by the Canadian securities regulatory authorities, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits disclosure of a "historical estimate" (as defined in NI 43-101) using historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

The SEC has adopted mining disclosure rules under Regulation S-K 1300. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure under Regulation S-K 1300 and will continue to provide disclosure under NI 43-101. Under Regulation S-K 1300, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding definitions under the CIM Definition Standards, as required under NI 43-101.

United States investors are cautioned that while terms are substantially similar to CIM Definition Standards, there are differences in the definitions under Regulation S-K 1300 and the CIM Definition Standards and there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under Regulation S-K 1300.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the project stage classifications utilized by the Company under NI 43-101 do not conform to defined project stages under Regulation S-K 1300.

Certain resource estimates disclosed herein, have been prepared in accordance with JORC, which differs from the requirements of NI 43-101 and S-K 1300. Accordingly, information contained herein may contain descriptions of the projects underlying the Company’s interests that differ from similar information made available by Canadian and United States issuers.

GLOSSARY

Unless the context otherwise requires, when used in this Annual Information Form, the defined technical terms and abbreviations below shall have the meanings ascribed thereto. Words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

"CIM" means the Canadian Institute of Mining, Metallurgy and Petroleum.

"CIM Definitions Standards" means the CIM Definition Standards on Mineral Resources and Reserves adopted by the CIM council on November 27, 2010, or the CIM Definition Standards on Mineral Resources and Reserves adopted by the CIM council on May 10, 2014, as applicable in the context used.

"eU3O8" or "U3O8 equivalent" means radiometric equivalent U3O8.

"GRR" means gross revenue royalty, a form of royalty interest entitling the holder thereof to a share of the total revenue stream from the sale of production from a property, which may or may not include deductions. GRR may also be referred to as a "gross value royalty", or GVR, a "gross proceeds royalty", or GPR, or a "gross overriding royalty", or "GORR".

"ISR" means in-situ recovery, one of two primary extraction methods currently used to extract uranium from underground.

"JORC" or "JORC Code" means the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

"LOM" or "life of mine" means the time in which, through the employment of the available capital, the ore reserves, or such reasonable extension of the ore reserves as conservative geological analysis may justify, will be extracted.

"Mlbs" means millions of pounds.

"NPI" means net profit interest, a form of royalty based on the profit realized after deducting costs related to production. NPI may also be referred to as "net proceeds royalties", or NPR.

"NSR" means net smelter returns royalty, a form of royalty based on the value of production or net proceeds received by the operator from a smelter or refinery.

"ppm" means parts per million.

"PR" means production royalty, a form of royalty based on metal produced, often at a predetermined fixed price.

"Regulation S-K 1300" means the mining disclosure rules under sub-part 1300 of SEC Regulation S-K under the Securities Act of 1933, as amended, titled – Disclosure by Registrants Engaged in Mining Operations.

"U3O8"means triuranium octoxide, a compound of uranium that is converted to UF6 for the purpose of uranium enrichment.

"V2O5"means vanadium pentoxide, a compound of vanadium that is often mined as a co-product of uranium in conventional deposits in the southwestern United States. It is often used as a catalyst in chemical reactions.

"UF6" means uranium hexafluoride, a compound used in the uranium enrichment process that produces fuel for nuclear reactors and nuclear weapons.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Canada Business Corporations Act (the "CBCA") on April 21, 2017, under the name "Uranium Royalty Corp."

The Company's head office is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 2Y3 and its registered and records office is located at 925 West Georgia Street, Suite 1000, Vancouver, British Columbia V6C 3L2.

The Company's common shares without par value (the "URC Shares" or the "Common Shares") and certain its common share purchase warrants, exercisable into one URC Share at an exercise price of $2.00 per share until December 6, 2024 (the "Listed Warrants"), are listed on the Toronto Stock Exchange (the "TSX") under the symbols "URC" and "URC.WT", respectively. Effective April 28, 2021, the Common Shares are also listed on the Nasdaq Capital Market ("NASDAQ") under the stock symbol "UROY". Certain of the Company's common share purchase warrants, exercisable into one URC Share at an exercise price of $1.40 per share until December 6, 2024 (the "Unlisted Warrants" and, collectively with the Listed Warrants, the "Warrants"), are not listed or quoted for trading on any stock exchange or marketplace.

Intercorporate Relationships

The Company has two wholly-owned subsidiaries, Uranium Royalty (USA) Corp., a corporation incorporated under the laws of Delaware on October 24, 2018, and Reserve Minerals, LLC, a limited liability company existing under the laws of Delaware.

GENERAL DEVELOPMENT OF THE BUSINESS

Key aspects of the development of the Company's business over the last three completed financial years are discussed below.

Graduation to the TSX

Effective on July 6, 2023, the URC Shares and Warrants are listed on the TSX under the symbols "URC" and "URC.WT" respectively. Prior to such date, the URC Shares and Warrants were listed on the TSX Venture Exchange (the "TSX-V").

Repayment of BMO Credit Facility

On May 3, 2023, the Company paid $9.7 million (US$7.2 million) in full repayment of all remaining principal, interest and fees under the BMO Credit Facility (as defined below) and extinguished the BMO Credit Facility.

The margin loan facility of up to $19 million (US$15 million) (the "BMO Credit Facility") was provided by Bank of Montreal pursuant to a margin loan agreement entered into on May 7, 2021, as amended and restated on January 17, 2023. The BMO Credit Facility was secured by a pledge of all the shares of Yellow Cake held by the Company and, upon repayment and extinguishment of the BMO Credit Facility, the security registration on the Yellow Cake shares was discharged.

Acquisition of Royalty Portfolio

On February 7, 2023, the Company completed its acquisition of a portfolio of royalties from Anfield Energy Inc. ("Anfield"). The royalties consisted of:

o
a 2% NSR royalty on portions of the San Rafael Project, located in Utah, USA, and operated by Western Uranium & Vanadium Corp. ("Western Uranium");
o
a 2 – 4% sliding scale GVR royalty on portions of the Whirlwind Project, located in Colorado and Utah, USA, and operated by Energy Fuels Inc. ("Energy Fuels");
o
a 1% GVR royalty (applicable to uranium and vanadium sales) on portions of the Energy Queen Project, located in Utah and Colorado, USA, and operated by Energy Fuels; and
o
a 2 – 4% sliding scale royalty on portions of the Dewey-Burdock Project located in South Dakota, USA and operated by enCore Energy Corp. ("enCore").

The consideration paid by the Company was $2.0 million (US$1.5 million) in cash. See "The URC Asset Portfolio – Royalty Interests" for further information.

Acquisition of Dawn Lake Royalty

In November 2022, the Company acquired a 10% - 20% sliding scale NPI royalty (the "Dawn Lake Royalty") on a 7.5% share of overall uranium production from the Dawn Lake project lands. This royalty was previously subject to an option held by the Company. The Dawn Lake Royalty was acquired in connection with the Company's acquisition of Reserve Minerals, LLC, the holder of the royalty, in consideration for $0.1 million (US$0.1 million). See "The URC Asset Portfolio – Royalty Interests" for further information.

Physical Uranium

On June 7, 2018, the Company entered into an agreement (as amended, the "Yellow Cake Agreement") with Yellow Cake, pursuant to which, among other things, the Company received an option to acquire physical uranium. On April 28, 2021, the Company completed its initial exercise of its option under the Yellow Cake Agreement and acquired 348,068 pounds of U3O8 at a price of US$28.73/lb. for US$10.0 million ($12.4 million). See "The URC Asset Portfolio – Yellow Cake Strategic Investment and Uranium Option".

On November 17, 2021, the Company entered into agreements with CGN Global Uranium Ltd ("CGN"), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds of physical uranium at a weighted average price of US$47.71/lb. for a total cost of approximately $32.3 million. CGN will deliver 300,000 pounds of physical uranium on October 20, 2023, 100,000 pounds of physical uranium on June 14, 2024, and 100,000 pounds of physical uranium on April 2, 2025. Payment by the Company are required in October 2023, June 2024 and April 2025.

On November 29, 2022, the Company notified Orano Canada Inc. ("Orano") of its election to receive royalty proceeds from the recently re-started McArthur River mine through delivery of physical uranium. See "The URC Asset Portfolio – McArthur River Project".

As of April 30, 2023 the date hereof, the Company holds 1,548,068 pounds of physical uranium at a weighted average cost of US$43.32/lb. During the year ended April 30, 2023, the Company purchased 300,000 pounds of physical uranium at a weighted average cost of US$53.59/lb. and sold 200,000 pounds of physical uranium at US$50.80/lb.

At-the-Market Equity Program

On September 1, 2022, the Company renewed its at-the-market equity distribution program (the "ATM Program"). The ATM Program allows the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of its Common Shares (the "ATM Shares"). Sales of ATM Shares through the ATM Program are made pursuant to an equity distribution agreement dated September 1, 2022, with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C.

Wainwright & Co. LLC, Canaccord Genuity Corp., Canaccord Genuity LLC, Paradigm Capital Inc., TD Securities Inc., and TD Securities (USA) LLC (collectively, the "Agents").

The ATM Shares sold under the ATM Program are sold at the prevailing market price on the TSX-V or the NASDAQ, or any other market on which the URC Shares may be listed and posted for trading, as applicable, at the time of sale. Unless earlier terminated by the Company or the Agents as permitted therein, the ATM Program will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) July 14, 2023.

During the year ended April 30, 2023, a total of 4,029,021 Common Shares were distributed by the Company under the ATM Program through the facilities of the TSX-V and the NASDAQ for gross proceeds of $14.6 million, of which approximately $3.2 million (representing net proceeds of $3.1 million), at an average selling price of $3.63 per Common Share, was raised through the facilities of the TSX-V and US$8.7 million ($11.4 million) (representing net proceeds of US$8.4 million ($11.1 million)), at an average selling price of US$2.75 per Common Share, was raised through the facilities of the NASDAQ. The Agents were paid aggregate commissions on such sales of approximately $0.08 million and US$0.2 million (representing 2.50% of the gross proceeds of the ATM Shares sold).

$25 Million Bought Deal Offering

On May 20, 2021, the Company completed a public offering of 6,100,000 Common Shares (the "Offered Shares") at a price of $4.10 per Offered Share (the "Offering Price") for gross proceeds of $25,010,000 (the "May Offering"). The May Offering was conducted by way of a short form prospectus dated May 18, 2021, through a syndicate of underwriters led by BMO Nesbitt Burns Inc., and included Canaccord Genuity Corp., H.C. Wainwright & Co., LLC, TD Securities Inc. and Paradigm Capital Inc. (collectively, the "Underwriters").

Pursuant to an underwriting agreement dated May 10, 2021, among the Company and the Underwriters, the Company granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the May Offering, to purchase up to an additional 15% of the number of Offered Shares sold under the May Offering to cover over-allotments, if any, and for market stabilization purposes. The Underwriters did not exercise the over-allotment option and it expired on June 18, 2021.

Uranium Energy Corp. ("UEC"), an insider of the Company, purchased 1,000,000 Offered Shares, representing 16.39% of the number of Offered Shares. UEC acquired such Offered Shares, on the same terms as the May Offering, in order to retain its proportionate ownership interest in the Company. After completion of the May Offering, UEC held approximately 18.2% of the issued and outstanding Common Shares of the Company. UEC currently holds approximately 15.5% of the issued and outstanding Common Shares of the Company.

Net proceeds derived from the May Offering and ATM Shares sold under the ATM Program over the year were used for the purchase of physical uranium and the acquisition of royalties and royalty options.

McArthur River and Cigar Lake Royalty Acquisitions

On May 7, 2021, pursuant to an amended and restated royalty purchase agreement, dated effective February 10, 2021 (the "Royalty Purchase Agreement") among the Company, Reserve Minerals Inc. and Reserve Industries Corp. (collectively, the "Royalty Vendors") the Company acquired: (i) a 1% GORR on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano on the McArthur River Project (the "McArthur River Project") located in Saskatchewan, Canada (the "McArthur River Royalty"); (ii) a 10% to 20% sliding scale NPI royalty on a 3.75% share of overall uranium production, drawn from Orano's 40.453% ownership interest in the Waterbury Lake / Cigar Lake Project (the "Waterbury Lake / Cigar Lake") located in Saskatchewan, Canada (the "Cigar Lake Royalty"); and (iii) an option to purchase the 20% NPI on a 7.5% share of overall uranium production from the project lands that comprise the early exploration stage Dawn Lake Project, which are adjacent to portions of the Waterbury Lake / Cigar Lake Project. For both the Cigar Lake Royalty and Dawn Lake royalty option, the royalty rate adjusts to 10% in the future upon production of 200 Mlbs from the combined royalty lands of the

Dawn Lake and Waterbury Lake / Cigar Lake Projects Cameco has reported a total of 123.0 Mlbs of production as at December 31, 2022, from the Cigar Lake mine (collectively, the "Royalty Acquisitions").

The consideration paid by the Company under the Royalty Purchase Agreement was $16.4 million, which was satisfied by the Company by paying to the Royalty Vendors approximately $12.3 million in cash and issuing to the Royalty Vendors 970,017 Common Shares.

See "The URC Asset Portfolio – Royalty Interests" for further information.

DESCRIPTION OF THE BUSINESS

General

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. The Company's strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and the board of directors of the Company (the "Board") to identify and evaluate investment opportunities in the uranium industry. The Company's management and Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

The Company intends to accumulate and manage a portfolio of geographically diversified uranium royalties, streams and other interests that may be acquired directly from mine operators, as well as third party holders of existing royalties, across the spectrum of project stages, from grassroots exploration to production. In evaluating such transactions, the Company utilizes a disciplined approach to manage its fiscal profile. See "– Business Strategy". While not its primary strategy, the Company may also, from time to time, acquire direct interests in uranium projects with a view to ultimately entering into a transaction to convert such interests into royalties, streams or similar interests over the long-term.

Business Strategy

URC's long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and holding physical uranium from time to time. In executing this strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium.

The Company's primary focus is to identify, evaluate and acquire the following:

•
royalties in uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;
•
uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production;
•
off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products; and
•
direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third party holders. The Company may also seek to acquire direct joint venture or other interests in existing uranium projects, where such interests would provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

The Company also acquires physical uranium inventories from time to time, where it believes there is an opportunity to provide attractive commodity price exposure to shareholders. Such purchases may be made pursuant to its existing option under its strategic relationship with Yellow Cake or by other means, including direct purchases from producers or market purchases.

See "The URC Asset Portfolio – Yellow Cake Strategic Investment and Uranium Option" and "General Development of the Business – Physical Uranium".

Uranium Uses and Production Process

The predominant use for uranium is as a fuel for nuclear power plants. Through the process of nuclear fission, the uranium isotope U-235 can undergo a nuclear reaction whereby its nucleus is split into smaller particles. This process releases significant amounts of energy, creating heat to generate steam to spin a turbine, and is the basis of power generation in the nuclear power industry.

Uranium has other commercial uses in the fields of medical diagnosis, agriculture, carbon dating and other industries. However, the volume of demand generated by these uses is very small compared to nuclear power generation. Uranium is also used as a feedstock for over 200 private nuclear reactors, which are operated for research purposes and the production of isotopes for commercial uses. Uranium is also the propulsion fuel source for nuclear-powered aircraft carriers, submarines and ice-breaking vessels.

Uranium Production Process

There are three main uranium mining processes:

(i)
Conventional – Open Pit Mining – This method of mining involves removal of the rock and soil over the economic ore using various types of heavy equipment and often drilling and explosive blasting methods, resulting in an open pit. The rock ore is removed by surface equipment and processed in order to access the minerals. This method is generally used where the ore is close enough to surface to make this method economical, especially in uranium mines with lower grades, but larger tonnages of ore.

(ii)
Conventional – Underground Mining – Mineral deposits that cannot be economically mined using surface mining techniques may require mining by underground methods. Underground methods are quite diverse in their techniques, due to the various sizes, shapes and orientations of underground ore bodies. This method typically uses vertical mine shafts and horizontal development tunnels. The method of extraction can vary and include open stoping, cut and fill and caving methods. In some uranium mines, a lack of geotechnical stability can result in the requirement to freeze the ore body and utilize more specialized mining methods.

Production plant
Headframe
Settling pond
Tailings
Skip
Ventilation shaft
Open pit (mined out)
Decline
Abandoned level
Mined out and backfilled
Sublevel
Ore pass
Cage
Main level
Producing stopes
Skip
Haulage level
Crusher
Water basin
Development of stopes
Internal ramp
Workshop fuelling storage
Ore bin
Pump station
Conveyor belt
Ore
Skip filling station
Exploration
Measuring pocket
Sump
Drilling
Future reserves?

© Atlas Copco Rock Drills AB, 2000

Source: Atlas Copco – Mining Methods in Underground Mining, 2007

(iii)
ISR Mining – In situ recovery, or "ISR", involves leaving the ore where it is in the ground, and recovering the minerals from it by dissolving them and pumping the pregnant solution to the surface where the minerals can be recovered. Consequently, there is little surface disturbance and no tailings or waste rock generated. Uranium in situ leaching uses the native groundwater in the orebody which is fortified with a complexing agent and in most cases an oxidant. It is then pumped through the underground orebody to recover the minerals in it by leaching.

Once the pregnant solution is returned to the surface, the uranium is recovered in much the same way as in any other uranium processing plant (mill).

laboratory
uranium extraction columns
control room
uranium recovery columns
thickeners
yellowcake drying and packaging
power station
evaporation ponds
shipping containers
workshop
extraction filters
reagent storage
overlying monitor well
truck lines
well house
production monitor well
production monitor well
Willawortina Formation
shoestring sands, clays and gravels
Beverley clay
Beverley sands
uranium
submersible pump
Alpha Mudstone
injection well
extraction well
monitor well
screened interval
injected solution
uranium enriched solution

Source: WNA website – In-situ Leach Mining of Uranium, courtesy of Heathgate Resources

An increasing amount of current global annual uranium production, now over 50%, is generated from ISR mining (World Nuclear Association). ISR mining generally requires lower start-up costs than conventional mining operations and involves relatively lower cash costs for inputs such as labor, machinery and maintenance.

After uranium is mined and recovered, uranium ore is processed and milled to produce U3O8 concentrates. The ore from open pit or underground methods is crushed, pulverized and ground into a fine slurry. Chemicals are added through a series of processing steps to separate and concentrate the uranium. These U3O8 concentrates generally contain 80% – 90% U3O8. The resulting U3O8 is converted to UF6 (or for Candu-type reactors, to UO2).

In order to convert U3O8 to UF6, uranium concentrates are shipped to a uranium conversion facility where such conversion takes place. At temperatures greater than 56°C, UF6 becomes a gas and can be enriched in centrifuges to produce fuel for the majority of reactors. Following the production of UF6, enrichment and fuel fabrication are the next steps before the nuclear fuel is ready for loading into a nuclear reactor.

The figure below provides a general illustration of the nuclear fuel cycle.

Source: United States Energy Information Administration

The URC Business Model

The Company does not operate mines, develop projects or conduct exploration. URC's business model is focused on managing and growing its portfolio of uranium royalty and other uranium interests. The Company believes that the advantages of this business model include the following:

•
Lower Volatility Through Diversification. By investing in diversified uranium interests across a spectrum of geographies, the Company reduces its dependency on any one asset, project, location or counterparty.

•
Exposure to Uranium Price Optionality without Project Costs and Overhead. The Company believes that its model provides exposure to any future improvements in the uranium market, while at the same time minimizing fixed operating, exploration, development and sustaining costs associated with directly owning and operating uranium projects. Additionally, as the Company's interests are non-operational, the Company is not required to satisfy cash calls in order to maintain its interests in such projects.

•
Focus and Scalability. As the Company's directors and officers do not handle operational decisions and tasks relating to uranium projects, they are free to focus their time and energy on carrying out the Company's acquisition strategy and identifying and executing on growth opportunities. As such, URC's business model allows it to acquire and manage more uranium interests than an operating company can effectively manage.

The table below provides a comparison of royalty companies, mining companies, exchange traded funds and funds that hold physical uranium.

	Royalty Companies	Operating Companies	Uranium ETF	Physical Funds
Exposure to Uranium Price	✓	✓	✓	✓
Fixed Operating Costs	✓	✗	✓	✓
No Development or Sustaining Capital Costs	✓	✗	✓	✓
Exploration and Expansion Upside without the Associated Costs	✓	✗	✗	✗
Diversified Asset Portfolio	✓	✓	✓	✗
Ability to Grow without Increased Management	✓	✗	✓	✓

Competitive Strengths

The Company believes that its competitive strengths include the following:

•
First and Only Pure-Play Uranium Royalty Company. The Company believes that it is the first and only company to focus solely on acquiring uranium royalties, streams and other uranium interests. The Company believes that such focus gives it an advantage in seeking additional interests by providing it with increased visibility and recognition amongst potential counterparties. Additionally, URC's management has the advantage of focusing solely on growth, as it is not responsible for day-to-day project operations or development decisions respecting the projects underlying its interests.

•
Experience and Expertise. URC's directors and management have extensive experience in the uranium and nuclear energy sectors, including critical experience in mine finance, project identification and evaluation, mine development and uranium sales and trading with leading companies and institutions in the uranium and nuclear energy industries. URC seeks to leverage the experience and network of such individuals to identify, finance and execute acquisitions in furtherance of its long-term strategy.

•
Broad Geographic and Counterparty Diversification. URC's existing royalties are located in multiple mining friendly jurisdictions, giving URC exposure to diverse uranium markets, while reducing country specific risks relating to permitting, operations and other factors. At the same time, such royalty interests involve a range of counterparties, reducing the Company's reliance on any single operator or project.

•
Lean Operating Structure. The Company's relatively lean operating structure allows it to quickly assess whether a particular acquisition or investment opportunity meets its strategic requirements and respond promptly to all suitable business opportunities. The Company carefully selects the opportunities it investigates and does not move forward unless it has a high level of confidence that such an opportunity fits within its objectives and long-term strategy.

Summary of Royalty and Other Interests

The Company's royalty interests do not currently generate revenues to the Company. Only the McArthur River and Waterbury Lake / Cigar Lake mines are in production. In addition, the Company's stated business objectives include the acquisition of physical uranium from time to time through other sources.

The following map sets forth the locations of the projects underlying URC's existing royalty interests and the project on which it has an option to acquire a royalty interest.

Roughrider
JEB Mill
Dawn Lake
Rabbit Lake Mill
Cigar Lake
McArthur River
Russell Lake
Key Lake Mill
Athabasca Basin District Detail
Legend
In Production
Production Idled
Development
Advanced
Early Exploration
Geological Basin District
Cigar Lake
Roughrider
McArthur River
Dawn Lake
Russell Lake
Michelin
Blind River
Reno Creek
Lance
Dewey-Burdock
San Rafael
Whirlwind
Slick Rock
Energy Queen
Church Rock
Roca Honda
Anderson
Workman Creek
African Continent
Langer Heinrich

The table below summarizes the royalty interests held by URC as of the date of this Annual Information Form.

Project	Operator	Location	District	Interest	Mining Method	Project Stage
Existing Royalties:
McArthur River(3)	Cameco	SK, Canada	Athabasca Basin	1.0% GORR(1)	Conventional – Underground	In Production
Waterbury Lake / Cigar Lake(3)	Cameco / Orano	SK, Canada	Athabasca Basin	10% - 20% NPI(2)	Conventional –Underground	In Production
Roughrider(5)	UEC	SK, Canada	Athabasca Basin	1.9701% NSR	Conventional – Underground	Development
Anderson	UEC	AZ, USA	Date Creek Basin	1.0% NSR	Conventional – Open Pit / Underground	Development
Church Rock	Laramide Resources Ltd. ("Laramide")	NM, USA	Grants Mineral Belt	4.0% NSR	ISR	Development
Dewey-Burdock(3)(4)	enCore	SD, USA	Black Hills Uplift	30% NPR 2% - 4% GVR	ISR	Advanced
Lance	Peninsula Energy Limited ("Peninsula")	WY, USA	Powder River Basin	4.0% GRR(3) 1.0% GRR	ISR	Production Idled
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia	Central Namib Desert	A$0.12 per kg PR	Conventional – Open Pit	Production Idled

Project	Operator	Location	District	Interest	Mining Method	Project Stage
Michelin	Paladin Energy Ltd. ("Paladin")	NFLD, Canada	Central Mineral Belt of Labrador	2.0% GRR	Conventional – Open Pit / Underground	Development
Reno Creek(3)	UEC	WY, USA	Powder River Basin	0.5% NPI	ISR	Development
Roca Honda(3)	Energy Fuels	NM, USA	Grants Mineral Belt	4.0% GRR	Conventional – Underground	Advanced
Slick Rock	Anfield	CO, USA	Uravan Mineral Belt	1.0% NSR	Conventional – Underground	Advanced
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% NSR	Conventional – Underground	Development
Russell Lake and Russell Lake South(5)	Skyharbour Resources Ltd. ("Skyharbour")	SK, Canada	Athabasca Basin	1.9701% NSR	N/A	Early Exploration

Dawn Lake(3)	Cameco	SK, Canada	Athabasca Basin	10% - 20% NPI(6)	N/A	Early Exploration
San Rafael(3)	Western Uranium	UT, USA	San Rafael	2% NSR	Conventional	Development
Energy Queen(3)	Energy Fuels	UT, USA	La Sal District	1% GVR(7)	Conventional	Development
Whirlwind(3)	Energy Fuels	CO/UT, USA	Uravan Mineral Belt	2% - 4% GVR(8)	Conventional	Development

Notes:

(1)
A 1.0% GORR on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano.
(2)
A 10% to 20% sliding scale NPI royalty on a 3.75% share of overall uranium production, drawn from Orano's 40.453% ownership interest. As an NPI royalty this royalty will not generate revenue until production re-commences and only after cumulative expense accounts, that include development costs, are recovered.
(3)
The royalty acquired by URC does not apply to the entirety of the project. See "The URC Asset Portfolio – Royalty Interests" below.
(4)
A 2% – 4% sliding scale gross value royalty on portions of the Dewey-Burdock Project.
(5)
The royalties on the Roughrider Project and Russell Lake and Russell Lake South projects are represented by the same royalty instrument. Skyharbour is currently operating as an earn-in partner with Rio Tinto Limited ("Rio Tinto").
(6)
A 10% to 20% sliding scale NPI royalty on a 7.5% share of overall uranium production. The royalty rate adjusts to 10% in the future upon production of 200 Mlbs from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake projects. As an NPI royalty this royalty will not generate revenue until production re-commences and only after cumulative expense accounts, that include development costs, are recovered.
(7)
A 1% gross value royalty applicable to both uranium and vanadium sales from portions of the Energy Queen Project. URC may choose to take product payment in physical ore or concentrates.
(8)
A 2% – 4% sliding scale gross value royalty applicable to both uranium and vanadium sales from portions of the Whirlwind. URC may choose to take product payment in physical ore or concentrates.

Note on Classification of Project Stages

The Company classifies its projects based on the stage of current and historical exploration, development and production. The following is a description of the categories utilized by the Company to classify the project stage of each of its royalty interests.

Project Stage	Description

Early Exploration	A project is considered to be in the Early Exploration stage when there is no current or historic mineral resource or mineral reserve defined for the project.

Development

A project is considered to be in the Development stage when the project has a current or historic mineral resource or reserve defined for the project, but there is no current preliminary economic assessment, pre-feasibility study or feasibility study completed by the operator thereof to support the potential economic viability of such resource or reserve.

Advanced

A project is considered to be in the Advanced stage when there is a current mineral resource or mineral reserve defined for the project, which is supported by a preliminary economic assessment, a pre-feasibility study or a feasibility study.

Production Idled

A project is considered to be in the Production Idled stage when the project, or part of it, has been in production at any time during the past three calendar years, but such production has been idled due to market conditions or otherwise.

In Production

A project is considered to be in the In Production stage when the underlying property, or part of it, is subject to steady-state uranium production operations. In the case of some NPI royalties, projects may be in production without the generation of royalty revenue.

The Company also holds a strategic investment of 5.0 million ordinary shares of Yellow Cake, a company listed on the Alternative Investment Market of the London Stock Exchange (the "AIM") that purchases and holds physical uranium, as of the date of this Annual Information Form. See "The URC Asset Portfolio" for further information.

Competitive Conditions

The Company competes with other companies to identify suitable opportunities for the acquisition of royalties, streams and other uranium interests. The mining industry in general, and the royalty and streaming segments in particular, are extremely competitive. The Company competes with other royalty and streaming companies, mine operators, and financial buyers in efforts to acquire royalty, streaming and similar interests. The Company also competes with the lenders, investors, and other royalty and streaming companies providing financing to operators of mineral properties in our efforts to create new interests.

In addition, the uranium industry is small compared to other commodity industries and, in particular, other energy commodity industries. Uranium demand is international in scope, but supply is characterized by a relatively small number of companies operating in only a few countries.

The Company's competitors may be larger than it is and may have greater resources and access to capital than it has. Key competitive factors in the royalty and stream acquisition and financing business include the ability to identify and evaluate potential opportunities, transaction structures and access to capital.

The ability of the Company to complete additional acquisitions of royalties, streams and other uranium interests will depend on its ability to identify and enter into agreements for such acquisitions. See "Risk Factors – Acquisition Strategy".

Regulation

The production, handling, storage, conversion, upgrading and use of uranium are subject to extensive governmental controls and regulation.

Operators of the mines and projects that are subject to our interests must comply with numerous environmental, mine safety, land use, waste disposal, remediation and public health laws and regulations promulgated by federal, state, provincial and local governments in Canada, the United States and Namibia where the Company holds interests. Although the Company, as a royalty owner, is not responsible for ensuring compliance with these laws and regulations, failure by the operators to comply with applicable laws, regulations and permits can result in injunctive action, orders to suspend or cease operations, damages, and civil and criminal penalties on the operators, which could have a material adverse effect on our results of operations and financial condition.

Physical uranium holdings are subject to applicable laws, regulations and guidelines in the applicable jurisdictions. The Company is unable to predict what additional legislation or amendments may be proposed that might affect the uranium industry or when any proposals, if enacted, might become effective. The following is an outline of certain regulations and other governmental controls which apply to storage and shipment of uranium. As set forth above, the operations of projects underlying the Company's royalties are subject to additional regulation respecting uranium mining.

International Treaty on the Non-Proliferation of Nuclear Weapons

The Treaty on the Non-Proliferation of Nuclear Weapons (the "NPT") is an international treaty that was established in 1970. It has three principal objectives: (i) to prevent the spread of nuclear weapons and weapons technology; (ii) to foster the peaceful uses of nuclear energy; and (iii) to further the goal of achieving general and complete nuclear disarmament. The NPT establishes a safeguards system under the responsibility of the International Atomic Energy Agency (the "IAEA"). Almost all countries are signatories to the NPT, including Canada and the United States. The NPT provides that each party thereto will undertake not to provide fissionable material, or equipment designed for the processing of fissionable material, to other states unless the fissionable material will be subject to the safeguards of the NPT as enforced by the IAEA.

Uranium Regulation in Canada

The federal government of Canada has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through regulations and policy announcements. Federal legislation applies to any work or undertaking in Canada for the development, production or use of nuclear energy or for the mining, production, refinement, conversion, enrichment, processing, reprocessing, possession or use of a nuclear substance. Federal policy requires that any property or plant used for any of these purposes must be legally and beneficially owned by a company incorporated in Canada.

The Nuclear Safety and Control Act (the "NSCA") is the primary federal legislation governing the control of mining, extraction, processing, use and export. The legislation grants the Canadian Nuclear Safety Commission (the "CNSC") licensing authority for all nuclear activities in Canada, including the issuance of new licences and the amendment and renewal of existing licences. A person may only possess or dispose of nuclear substances and construct, operate and decommission their nuclear facilities in accordance with the terms of a CNSC licence. Licensees must satisfy the specific conditions of the licence in order to maintain the right to operate their nuclear facilities.

Regulations made under the NSCA include those dealing with the specific licence requirements of facilities, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued regulatory documents to assist licensees in complying with regulatory requirements, such as decommissioning, emergency planning, and optimizing radiation protection measures.

The Company's physical uranium is stored at facilities that are governed primarily by licences granted by the CNSC. Failure to comply with licence conditions or applicable statutes and regulations may result in orders being issued which may cause operations to cease or be curtailed or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant. In the event that the Company determines to export future uranium acquired and held at facilities in Canada, if any, the Company must secure export licences and export permits from the CNSC and Global Affairs Canada in order to export such uranium. These arrangements are governed by the bi-lateral and multi-lateral agreements that are in place between governments.

Uranium Regulation in the United States

In the United States, the uranium industry is primarily regulated by the United States Nuclear Regulatory Commission (the "NRC"). The Atomic Energy Act of 1954 (the "Atomic Energy Act") is the principal legislation in the United States governing civilian and military uses of nuclear materials. The Atomic Energy Act requires that civilian uses of nuclear materials and facilities be licenced, and it empowers the NRC to establish by rule or order, and to enforce, such standards to govern these uses as it may deem necessary or desirable in order to protect health and safety and minimize danger to life and property.

The NRC regulates, among other things, the export of uranium from the United States and the transport of nuclear materials within the United States. It does not review or approve specific sales contracts. In addition, the NRC grants export licences to ship uranium outside the United States. Pursuant to applicable regulations, any licensee that transfers, receives or adjusts its inventory of uranium source material or who exports or imports uranium source material, must complete a requisite transaction report in accordance with the NRC's instructions. This report is the primary mechanism for tracking physical uranium movements in the United States or any other origin uranium to foreign and domestic buyers.

Employees

As of April 30, 2023, the Company had thirteen employees in Canada. The Company relies upon and engages consultants on a contract basis to provide services, management and personnel who assist the Company to carry on our administrative, shareholder communication and acquisition activities in Canada and in the other jurisdictions.

Foreign Operations

URC currently holds royalties in mines and projects in Canada, the United States and Namibia. Additionally, URC may, in the future, acquire interests in other projects, or purchase uranium from mines located, outside of Canada. Changes in legislation, regulations or governments in such countries are beyond the Company's control and could adversely affect the Company's business. The effect of these factors cannot be predicted with any accuracy by the Company or its management. See "Risk Factors – Risks related to foreign jurisdictions and emerging markets" for further information.

THE URC ASSET PORTFOLIO

URC's asset portfolio includes the following assets:

•
5.0 million ordinary shares of Yellow Cake, a specialist company listed on the AIM that purchases and holds physical uranium. On April 26, 2023, Yellow Cake disclosed that its total holdings of U3O8 was 18.81 Mlbs.;
•
existing royalties on 18 uranium projects; and
•
1.55 Mlbs of U3O8 held in the Company's account at Cameco's Port Hope / Blind River facilities.

As at the date of this Annual Information Form, the Company has determined that the McArthur River Royalty and Cigar Lake Royalty are the only royalty assets that are material to the Company on a standalone basis. Please refer to "- Royalty Interests" below and Appendix "A" for further information.

Yellow Cake Strategic Investment and Uranium Option

Overview

Pursuant to the Yellow Cake Agreement, on July 5, 2018, the Company completed a strategic acquisition of 7.6 million ordinary shares of Yellow Cake. As at the date hereof, the Company owns 5.0 million ordinary shares of Yellow Cake. The Yellow Cake Agreement is a key strategic asset for URC, as it also provides exposure to Yellow Cake's physical uranium, provides URC with the option to acquire physical uranium and provides for future cooperation and collaboration in relation to acquisitions of physical uranium, royalties, streams and similar interests, as described in more detail below.

Yellow Cake is a specialist company operating in the uranium sector, created to purchase and hold U3O8 with the stated objectives of offering its shareholders exposure to the price of U3O8 through the purchase and storage of physical uranium and exploiting a range of expected opportunities connected with owning U3O8, and uranium-based financing initiatives, such as commodity streaming and royalties.

The Company may, in the future, acquire additional physical uranium pursuant to its option under the Yellow Cake Agreement or otherwise. Pursuant to the Yellow Cake Agreement, the Company may acquire between US$2.5 million and US$10 million of U3O8 per year from Yellow Cake under its supply agreement that will expire on January 1, 2028, up to a maximum aggregate amount of US$21.25 million worth of U3O8.

On April 26, 2023, Yellow Cake disclosed that its total holdings of U3O8 was 18.81 Mlbs.

Kazatomprom Agreement

JSC National Atomic Company "Kazatomprom" ("Kazatomprom"), a company existing under the laws of Kazakhstan, the state-owned uranium company of Kazakhstan, is the world's largest producer of uranium.

On May 18, 2018, Yellow Cake entered into a framework agreement between Yellow Cake and Kazatomprom, in relation to the long-term sale and purchase of uranium (the "Kazatomprom Agreement"). Pursuant to the terms of the Kazatomprom Agreement, Yellow Cake has the right to acquire up to US$100 million of U3O8 from Kazatomprom in each of the nine calendar years following July 5, 2018.

Yellow Cake Storage Arrangement

Yellow Cake has disclosed that all U3O8 owned by it will be stored at a small number of licenced conversion facilities located in Canada, the United States and France. Yellow Cake expects that any transfers of U3O8 held by Yellow Cake at such conversion facilities held by licenced operators will be completed by book transfer and that Yellow Cake will not have the right to remove, or request the removal of, the U3O8 held in storage on its behalf.

On May 18, 2018, Yellow Cake signed a storage agreement with Cameco, which provides for the storage of Yellow Cake's U3O8 at Cameco's Port Hope / Blind River facilities, located in Ontario, Canada. Under this storage agreement, if Yellow Cake elects to sell any U3O8 owned by it and stored at such facility, it will be required to sell to a purchaser that has been approved by Cameco to store U3O8 in a storage account at such facility and who wishes to store the purchased U3O8 at such facility. Any potential purchaser wishing to purchase and transfer Yellow Cake's U3O8 out of its storage accounts at the Port Hope / Blind River facilities would require, among other things, a specific governmental licence to possess and use nuclear substances in Canada.

URC Storage Arrangement

On February 1, 2019, the Company entered into a transfer and storage account agreement with Cameco, with provisions substantially the same as those described above. The agreement provides for the storage of U3O8 at Cameco's Port Hope / Blind River facilities, located in Ontario, Canada, which will permit the Company to store U3O8 received as royalty in-kind from operators and U3O8 acquired from Yellow Cake's inventory, open market purchases, book transfers and other physical uranium acquired through counterparties at the Port Hope / Blind River facilities.

As of the date of this Annual Information Form, the Company has 1,548,068 pounds of U3O8 held in the Company's account at Cameco's Port Hope / Blind River facilities.

The Yellow Cake Agreement

Pursuant to the Yellow Cake Agreement, the Company acquired 7,600,000 ordinary shares of Yellow Cake at a subscription price of US$2.63 per ordinary share for an aggregate gross subscription amount of US$20.0 million. The subscription price was equal to the price per share in UK pounds sterling under Yellow Cake's approximately £151 million financing completed concurrently with its admission to AIM. Pursuant to the Yellow Cake Agreement, the Company received a commitment fee equal to 3.75% of the gross proceeds of the Company's investment in Yellow Cake, being US$750,000.

The Yellow Cake Agreement provides for a long-term strategic relationship between URC and Yellow Cake, including, among other things:

•
Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$21.25 million worth of U3O8. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under the Kazatomprom Agreement to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at the same price at which Yellow Cake acquires the U3O8 pursuant to the Kazatomprom Agreement. During the year ended April 30, 2021, the Company exercised its option to acquire 348,068 pounds of U3O8 from Yellow Cake at a price of US$28.73/lb. No purchases occurred under this agreement during the years ended April 30, 2022, and 2023. See "General Development of the Business - Acquisition of Uranium under Yellow Cake Agreement".

In the event that URC elects to acquire U3O8 pursuant to its option under the Yellow Cake Agreement, the Yellow Cake Agreement provides that URC and Yellow Cake will agree, acting in good faith, on the conversion facility to which the underlying U3O8 will be delivered to under the Kazatomprom Agreement, provided that Yellow Cake will not be required to use a conversion facility where it does not already have a storage agreement in place. Any U3O8 acquired by URC from Yellow Cake under the Yellow Cake Agreement will be delivered to URC by book transfer at the agreed conversion facility.

•
Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.

•
Physical Uranium Opportunities: The Company has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by the Company. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavours. In a regulatory news released on April 26, 2023, Yellow Cake disclosed that it holds 18.81 Mlbs of U3O8 in storage in Canada and France.

Pursuant to the Yellow Cake Agreement, if URC holds at least 10% of the outstanding voting rights in Yellow Cake, it will be entitled to appoint one individual to be a non-executive director of Yellow Cake, provided that such appointee meets certain suitability and qualification requirements. In addition, so long as URC is a shareholder of Yellow Cake and the strategic cooperation arrangements between the parties are ongoing, URC has the right to appoint an observer to attend and speak at meetings of the Yellow Cake board of directors at which the Company's appointed director is not present. Such observer does not have the right to vote on matters considered by the Yellow Cake board of directors.

Royalty Interests

A description of the Company's existing royalties is set forth below. See " – Mineral Reserve and Resource Estimates" for information regarding mineral resource estimates for the projects relating to these interests.

In addition, for a detailed description regarding McArthur River or Waterbury Lake / Cigar Lake, please refer to Appendix "A".

McArthur River

Unless otherwise indicated, the scientific and technical information herein regarding McArthur River has been derived from the technical report titled "McArthur River Operation, Northern Saskatchewan, Canada, National Instrument 43-101 Technical Report", with an effective date of December 31, 2018 (the "McArthur River Technical Report"), prepared for Cameco, the Cameco 2022 AIF and Cameco's other public disclosures, copies of which are available under its profile on SEDAR.

Project Summary Location: Saskatchewan, Canada Geological District: Athabasca Basin Operator: Cameco Royalty Type: GORR Royalty %:1% Project Stage: In Production Mine Type: Conventional-Underground Location(Canada Athabasca Basin Mcarthur Alberta la ronge Saskatchewan saskatoon regina Manitoba ontario)

Royalty Description

The McArthur River Royalty is a 1% GORR on a 9.063% share of uranium production from the McArthur River Project derived from Orano's current 30.195% production interest in the project. The royalty payor is Orano. The McArthur River Royalty includes an option for the holder to receive physical uranium as payment thereunder.

The Company believes that the royalty covers the majority of the current project, with the exception of portions of claims S-105655 and S-105656 and certain other immaterial areas. The McArthur River Royalty includes most of the area known as the McArthur River mine and the Company believes that the royalty applies to the reported reserves at the mine other than portions that are covered by the adjacent Read Lake project area which represents a nominal portion of the reported reserves and resources at the project.

About McArthur River

The McArthur River Project includes the fully developed McArthur River mine operation, being a currently In Production underground mine operation, located in northern Saskatchewan, Canada approximately 620 km north of Saskatoon. Cameco has disclosed that the project is currently owned by a joint venture between Cameco (69.805%) and Orano (30.195%).

The current McArthur River Project is comprised of a portion of one mineral lease, ML 5516, covering 1,380 hectares, and a further 28 mineral claims totaling 87,747 hectares as outlined in the Cameco 2022 AIF. The McArthur River deposit was discovered in 1988 and the mine went into production in 1999.

McArthur River is the world's largest high-grade uranium mine, with ore grades that are 100 times the world average. Estimated operating costs of $16.15/lb. for McArthur River based on operating and capital cost estimates for the estimated life of mine, stated in constant 2022 dollars and reflecting a forecast life of mine mill production of 394 Mlbs U3O8, including estimated milling costs. This would place McArthur River amongst the lowest cost uranium projects in the world. McArthur River has a licenced capacity of 25.0 Mlbs per year.

In 2018, a decision was made by the operator to suspend production at the mine and mill for an indeterminate duration. In February 2022, Cameco announced plans to transition from care and maintenance to planned production of 15 Mlbs per year (100% basis)

by 2024. In February 2023, Cameco announced an update to this plan with planned production of 18 million pounds (100% basis) by 2024. Total packaged production at McArthur River from 2000 until 2022 was 326.5 Mlbs U3O8.

Project Milestones & Recent Developments

Cameco began construction and development of the McArthur River mine in 1997. Federal authorities issued the operating licence and mining began at the project in December 1999 and commercial production was achieved on November 1, 2000.

There have been two notable water inflow incidents at the McArthur River mine. The first occurred in April of 2003, as increased water inflow due to a rock fall in a new development area (Bay 12 located just above the 530-metre level) began to flood the lower portions of the mine, including the underground grinding circuit area. Additional dewatering capacity was installed, and the flooded areas were dewatered and repaired, and that mining resumed in July 2003 and sealed off the excess water inflow in July 2004. A second inflow occurred in November 2008, when there was a small water inflow in the lower Zone 4 development area on the 590-metre level, which did not impact production, but did delay local development for approximately one year. In January 2010, the inflow was sealed off and local development was resumed.

In 2013, federal authorities granted a 10-year renewal of the licences for McArthur River and the Cameco operated Key Lake mill.

The operation successfully extracted over 326.5 Mlbs of U3O8 (100% basis) since mining began in 1999 until the end of 2022. In the Cameco 2022 AIF, Cameco disclosed estimated: (i) proven and probable mineral reserves of 393.4 Mlbs of U3O8 at an average grade of 6.70% U3O8; and (ii) measured and indicated resources, exclusive of reserves, of 6.8 Mlbs at an average grade of 2.23% U3O8 and inferred resources of 2.5 Mlbs at an average grade of 2.89% U3O8. See " – Mineral Reserve and Resource Estimates" and Appendix "A" for further information.

The project's maximum annual production capacity is estimated at 18 Mlbs U3O8 per year, though it has been given approval to produce up to 25 Mlbs U3O8 per year. Production outlook in 2023 is up to 10.5 Mlbs of U3O8 (15 Mlbs of U3O8 on a 100% basis). With the improvement in the uranium market and success in securing new long-term contracts, Cameco updated its 2024 production plan to achieve 18 million pounds (100% basis) per year starting in 2024.

In the 2022 Cameco AIF, Cameco disclosed that its production plans at the project could be affected by inflation, the availability of personnel and supply chain challenges. Any such negative impact could impact the Company's potential future cash flows from this interest and the value thereof.

In addition, the Company has the option to receive physical uranium in lieu of the royalty payment.

For further information regarding McArthur River, please refer to Appendix "A".

Waterbury Lake / Cigar Lake

Unless otherwise indicated, the scientific and technical information herein regarding Waterbury Lake / Cigar Lake has been derived from the technical report titled "Cigar Lake Operation, Northern Saskatchewan, Canada, National Instrument 43-101 Technical Report", with an effective date of December 31, 2015 (the "Cigar Lake Technical Report"), prepared for Cameco, the Cameco 2022 AIF and Cameco's other public disclosures, copies of which are available under Cameco's profile on SEDAR.

Project Summary Location: Saskatchewan, Canada Geological District: Athabasca Basin Operator: Cameco Royalty Type: NPI Royalty %:10-20% Project Stage: In Production Mine Type: Conventional – Underground Location (Canada Athabasca Basin Cigar Lake Alberta la ronge Saskatchewan saskatoon regina Manitoba ontario)

Royalty Description

The Cigar Lake Royalty is a sliding scale 10% to 20% NPI on a 3.75% share of overall uranium production, derived from Orano's current 40.453% production interest in the Waterbury Lake / Cigar Lake project lands. The royalty payor is Orano.

The Cigar Lake Royalty does not apply to the entirety of the project lands. However, the Company believes that the Cigar Lake Royalty applies to substantially all areas of the project underlying the existing mine and areas underlying estimates of mineral reserve and mineral resource.

The sliding scale royalty percentage for the Cigar Lake Royalty is based upon historical production and recoverable reserves of the combined Waterbury Lake / Cigar Lake and Dawn Lake Project lands, with the royalty rate having already achieved the maximum of 20% as the Cigar Lake mine has achieved such production and reserve threshold. The royalty rate adjusts to 10% in the future upon production of 200 Mlbs from the combined royalty lands of the Waterbury Lake / Cigar Lake Project and the Dawn Lake Project Cameco has reported a total of 123 Mlbs packaged production as at December 31, 2022, from the Cigar Lake mine. As a profit-based NPI interest, this royalty is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. As such and given the significant amount of expenditures made in developing the existing operations at the Cigar Lake mine, the Cigar Lake Royalty will only generate revenue to the Company after these significant cumulative expenses are exhausted and the Company is treating the Cigar Lake Royalty as a potential medium to long-term revenue generation opportunity.

About the Waterbury Lake / Cigar Lake Project

The Waterbury Lake / Cigar Lake Project includes the fully developed Cigar Lake mine, currently In Production as an underground mining operation, and is located near Waterbury Lake in northern Saskatchewan, Canada approximately 660 km north of Saskatoon. Cameco has reported that the project is currently owned by a joint venture of three companies, being Cameco (54.547%), Orano Canada Inc. (40.453%), and TEPCO Resources Inc. (5%).

Under the Cigar Lake joint venture agreement and related agreements, made effective January 1, 2002, the Mineral Lease and Mineral Claims were divided into the Cigar Lake lands, consisting of ML-5521 and claim S-106558, and the Waterbury Lake lands, consisting of the remaining 38 claims. Cameco has been the operator for the Cigar Lake lands since 2002 and Orano is the operator of the Waterbury Lake lands and is also the contract exploration operator of the remaining Cigar Lake lands.

Cigar Lake is the world's highest-grade uranium mine with grades that are 100 times the world average. Cameco disclosed that the mine has a licenced capacity of 18 Mlbs U3O8 annually. Cameco also disclosed that estimated operating costs for the mine are $18.13/lb. U3O8 based on operating and capital cost estimates for the estimated life of mine, stated in constant 2022 dollars and reflecting a forecast life of mine mill production of 153 Mlbs U3O8, including estimated milling costs. This would place Cigar Lake amongst the lowest cost uranium projects in the world.

The Cigar Lake mine produced 123.0 Mlbs pounds of U3O8 from 2014 through 2022, with a total of 18.0 Mlbs (100% basis) produced in 2022. Cameco further disclosed in its management's discussion and analysis for the quarter ended March 31, 2023, an additional 3.8 Mlbs (100% basis) of production over the first quarter of 2023, with Cameco's share of such production being 2.1 Mlbs.

Project Milestones & Recent Developments

The Cigar Lake uranium deposit was discovered in 1981 by surface exploration drilling. The deposit was subsequently delineated by surface drilling during the period 1982 to 1986, followed by several small campaigns of drilling for geotechnical and infill holes to 2007. Cameco disclosed that test mining was carried out between 1987 and 1992 and that the development of the Cigar Lake underground mine began in 2005, but development was delayed due to water inflows.

From 2006 through 2008, the Cigar Lake project suffered several setbacks as a result of three water inflow incidents. The first occurred in 2006, resulting in the flooding of the then partially completed Shaft No. 2. The two subsequent incidents involved inflows in the mine workings connected to Shaft No. 1 and resulted in flooding of the mine workings. Cameco disclosed that it executed recovery and remediation plans for all three inflows. Re-entry into the main mine workings was achieved in 2010 and work to secure the mine was completed in 2011.

Cameco has disclosed that in 2011, agreements were signed by the Cigar Lake and McClean Lake joint venture participants to mill all Cigar Lake ore at the McClean Lake mill. In Cameco's management's discussion and analysis for the year ended December 31, 2022, Cameco disclosed that the CNSC granted a renewal of the Cigar Lake operating licence in June of 2022, and that such renewed licence is valid until June 30, 2031. Provincially, the Saskatchewan Ministry of Environment issued an "Approval to Operate Pollutant Control Facilities" that expired in June 2023. The CNSC license to operate the McClean Lake mill is currently valid until June 30, 2027. Cameco disclosed that the McClean Lake mill started receiving Cigar Lake ore in March 2014 and produced its first drum of Cigar Lake yellowcake in October 2014, with commercial production declared in May 2015.

The Cameco 2022 AIF disclosed, as at December 31, 2022, estimated: (i) proven and probable mineral reserves of 154.8 Mlbs of U3O8 at an average grade of 17.21% U3O8; and (ii) measured and indicated resources, exclusive of reserves, of 105.3 Mlbs at an average grade of 13.57% U3O8 and inferred resources of 22.1 Mlbs at an average grade of 5.62% U3O8, for the project. See " – Mineral Reserve and Resource Estimates" and Appendix "A" for further information.

In March 2020, Cameco announced the temporary suspension of production at Cigar Lake as a precautionary measure due to the threat posed by the COVID-19 pandemic, which production was resumed in September 2020. It further disclosed that it took about two weeks to achieve initial production once the mine was restarted. On December 14, 2020, Cameco announced that it was temporarily suspending production at Cigar Lake due to increasing risks posed by the COVID-19 pandemic. Cameco announced on May 7, 2021, that production at the Cigar Lake mine had resumed, with the first shipment of ore sent to the McClean Lake mill at the end of April.

In the Cameco 2022 AIF, Cameco disclosed that it expects production of 18 Mlbs (100% basis) at Cigar Lake in 2023, with Cameco's share expected to be 9.8 Mlbs. Cameco further disclosed that they were successful in catching up on development work that had been deferred from 2021. Cameco further stated that inflation, the availability of personnel with the necessary skills and experience, and the impact of supply chain challenges on the availability of materials and reagents carry with them the risk of not achieving their production plans, production delays and increased costs in 2023 and future years.

In Cameco's management's discussion and analysis for the year ended December 31, 2022, Cameco stated total packaged production from Cigar Lake in 2022 was 18 million pounds U3O8 compared to 12.2 million pounds U3O8 in 2021. They further state that 2021 production was impacted by suspensions, which were a precautionary measure due to the COVID-19 pandemic.

Cameco further states that, consistent with their strategy to align production decisions with their contract portfolio and market opportunities, they have updated their 2024 production plan. Cameco now expects to maintain production at the licensed rate of 18 million pounds (100% basis) per year based on contracting success and the improved outlook for the uranium market compared to the previous plan of 13.5 million pounds (100% basis) per year in 2024.

The effects of supply chain challenges on the potential value of the Company's royalty are a reduction of near-term production and related decreases in the near-term revenue; the return to the permitted production rate is expected to have a positive impact on future cash flows under the Company's royalty interest over the short-term.

Cameco disclosed in a news release dated May 19, 2022, that Cameco and Orano had completed an increase their stake in the Cigar Lake Joint Venture by acquiring Idemitsu Canada Resources Ltd.'s 7.875% participating interest. This increased Cameco's ownership stake to 54.547% and Orano's ownership stake to 40.453%. TEPCO Resource Inc. retains the remaining 5% interest in the property. This change in Orano's equity does not affect the Company's current royalty value on the Waterbury Lake / Cigar Lake Project.

For further information regarding Waterbury Lake / Cigar Lake, please refer to Appendix "A".

Anderson

Unless otherwise indicated, the scientific and technical information herein regarding the Anderson Project has been derived from the S-K 1300 Technical Report Summary dated July 1, 2022, prepared for UEC and titled "Anderson Uranium Project- Initial Assessment, US SEC Subpart 1300 Regulation S-K Report, Yavapai County, Arizona, USA" (the "Anderson SEC Technical Report Summary"), a copy of which is available under UEC's profile at www.sec.gov and UEC's other public disclosures, copies of which are available under its profile on SEDAR and at www.sec.gov.

Project Summary Location: Arizona, USA Geological District: Date Creek Basin Operator: UEC Royalty Type: NSR Royalty %:1% Project Stage: Development Mine Type: Conventional – Open Pit / Underground Location (USA Arizona California prescott Anderson phoenix Tucson New mexico)

Royalty Description

The Company owns a 1.0% NSR uranium royalty (the "Anderson Royalty") on the Anderson Project located in Arizona, USA (the "Anderson Project").

About the Anderson Project

The Anderson Project is a Development stage conventional uranium project, covering 8,268 acres, and is located in Yavapai County, west-central Arizona, approximately 75 miles northwest of Phoenix and 43 miles northwest of Wickenburg. The Anderson Project is 100% owned by UEC Concentric Merge Corp., a wholly-owned subsidiary of UEC.

Project Milestones & Recent Developments

The Anderson Project was in production between 1955 and 1959, when production was stopped due to the termination of a purchasing program by the United States Atomic Energy Commission. The Anderson SEC Technical Report Summary discloses that, between 1967 and 1980, the Anderson Project was explored by several companies, including Getty Oil Company, Urangesellschaft USA, Inc. and Minerals Exploration Company, and included the completion of 1,289 rotary drill holes and 117 core holes during the period. The Anderson SEC Technical Report Summary further discloses that the project was re-staked in 2001 by Concentric Energy Corp., which completed 25 drill holes of confirmation drilling in 2006, to confirm the reproducibility of the project's historical exploration database. In May of 2011, UEC acquired the Anderson Project through its merger with Concentric Energy Corp. In May of 2012, UEC completed a resource estimate for the Anderson Project.

The mineral resource estimate disclosed in the Anderson SEC Technical Report Summary included an indicated resource of 32.055 Mlbs eU3O8 (16.175 million tonnes at grade of 0.099 eU3O8). Mineral resources were estimated separately for each mineralized zone. See " – Mineral Reserve and Resource Estimates" for further information regarding the foregoing mineral resource estimate.

In its annual report on Form 10-K for the year ended July 31, 2022, UEC disclosed that UEC planned to continue to evaluate the Anderson Project.

Church Rock

Unless otherwise indicated, the scientific and technical information herein regarding the Church Rock Project has been derived from the technical report titled "Technical Report on the Church Rock Uranium Project, McKinley County, State of New Mexico, USA" (the "Church Rock Technical Report") with an effective date of September 30, 2017, prepared for Laramide and Laramide's other public disclosures, copies of which are available under Laramide's profile on SEDAR.

Project Summary Location: New Mexico, USA Geological District: Grants Mineral Belt Operator: Laramide Royalty Type: NSR Royalty %:4.0% Project Stage: Development Mine Type: ISR Location ( USA Church Rock Gallup Albuquerque Arizona New Mexico Texas)

Royalty Description

The Company owns a 4.0% net returns royalty on the Church Rock Project (the "Church Rock Project") located in New Mexico, USA (the "Church Rock Royalty"). Net returns are calculated based on the gross value received by the payor from the sale of ores, metals, minerals and materials from the property, less certain specified deductions for transportation, insurance, storage, sale, tolling and refining costs and any governmental royalties that are paid in respect of such production.

About the Church Rock Project

The Church Rock Project is a Development stage, ISR uranium project located in the Grants Mineral Belt in New Mexico, USA, approximately 12 miles north-northeast of Gallup, New Mexico. Laramide has disclosed that the Church Rock Project and nearby properties represent one of the largest and highest-grade undeveloped ISR uranium projects in the United States.

In addition to the Church Rock Royalty, Laramide has disclosed that portions of the Church Rock Project are subject to royalties, including a sliding scale royalty of 5% to 25%, held by Laramide.

Laramide has disclosed that it holds several regulatory clearances in connection with the Church Rock Project, including: (a) a final Environmental Impact Statement prepared by the NRC in connection with the United States Bureau of Land Management and the United States Bureau of Indian Affairs, dated February of 1997; (b) a radioactive materials licence from the NRC, issued in 1998 and amended in 2006 and in "timely renewal"; (c) an aquifer exemption issued by the United States Environmental Protection Agency (the "EPA"), dated 1989; and (d) a water rights transfer, approved by the office of the New Mexico State Engineer, dated October 19, 1999. The Church Rock Technical Report disclosed additional regulatory clearances necessary for the project, including, among others, a discharge permit / underground injection control permit from the New Mexico Environmental Department and a right-of-way permit from the United States Bureau of Indian Affairs or the Navajo Nation.

Project Milestones & Recent Developments

The history of exploration and mine development activities on the project date back to the late 1950s. Drilling on the property commenced in 1957 by Phillips Petroleum and continued intermittently until the early 1990s by various contractors on various sections across the project. Mine development activities at the Section 17 property at the Church Rock Project were conducted in the early 1960s by Phillips Petroleum and in the early 1980s by United Nuclear Corporation. The Old Church Rock Mine, which occupied a portion of Section 17 of the project, produced uranium between 1958 and 1963, when it was shut down due to declines in the price of uranium. The majority of the exploration drilling on the property was completed during the 1960s and 1970s.

Exploration and development activities continued through the early 1990s by Uranium Resources, Inc. In 2004, Strathmore Minerals Corp. ("Strathmore Minerals") acquired the Church Rock Project. Strathmore Minerals was subsequently acquired by Energy Fuels in 2013. Energy Fuels transferred the property to Uranium Resources, Inc. in 2015, prior to the property being acquired by Laramide in early 2017.

Laramide filed the Church Rock Technical Report in November 2017. The Church Rock Technical Report included an inferred mineral resource estimate of 50.82 Mlbs of U3O8 (33.88 million short tons or 30.73 million tonnes at a grade of 0.075% U3O8). See " – Mineral Reserve and Resource Estimates" for further information regarding the foregoing mineral resource estimate.

In January of 2018, Laramide disclosed plans to commence core drilling and leach-restoration testing, complete an updated mineral resource estimate based on such additional exploration work and complete a preliminary economic assessment for the Church Rock Project. Laramide has disclosed that planned drilling and leach-restoration work will allow it to satisfy the New Mexico Environment Department's groundwater discharge plan requirements whereby it must demonstrate in a laboratory environment the ability, post-leaching, to restore groundwater in the mining aquifer to an acceptable level. As at the date hereof, Laramide has not provided any material updates to the status of this proposed exploration program.

Dawn Lake

Unless otherwise indicated, the scientific and technical information herein for the Dawn Lake Project has been derived from the 2022 Cameco AIF and Cameco's other public disclosures.

Project Summary Location: Saskatchewan, Canada Geological District: Athabasca Basin Operator: Cameco/Orano Royalty Type: Sliding Scale NPI Royalty %:10% - 20% Project Stage: Early Exploration Mine Type: N/A Location (Canada Athabasca Basin Dawn Lake Alberta la ronge Saskatchewan saskatoon regina Manitoba ontario)

Royalty Description

The Dawn Lake Royalty is a sliding scale 10% to 20% NPI on a 7.5% share of overall uranium production from the Dawn Lake Project lands.

The sliding scale royalty percentage for the Dawn Lake Royalty is based upon historical production and recoverable reserves on the combined Dawn Lake and Waterbury Lake / Cigar Lake Project lands, with the royalty rate having already achieved the maximum of 20% as the Cigar Lake mine has achieved the production and reserve threshold. The sliding royalty percentage will decrease to 10% upon production of 200 Mlbs U3O8 from the combined Dawn Lake and Waterbury Lake / Cigar Lake Project lands (Cameco has reported 123 Mlbs production to date). For further clarity, production from Cigar Lake will be considered to adjust the royalty percentage on Dawn Lake. As a profit based NPI interest, the Dawn Lake Royalty is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. The royalty will only generate revenue to the holder after cumulative expenses are exhausted.

The Dawn Lake Royalty does not apply to the entirety of the project lands. However, the Company believes that the Dawn Lake Royalty applies to substantially all areas of the project underlying the existing deposits and areas underlying estimates of mineral reserve and mineral resource.

About the Dawn Lake Project

The Dawn Lake Project is a large, development stage project located in northern Saskatchewan in Canada, approximately 700 km north of Saskatoon. The majority of the project grounds cover an area approximately between the McClean Lake mill and Cigar Lake mine. The Dawn Lake Project is a joint venture operated by Cameco Corporation and partnered with Orano Canada Ltd.

Project Milestones and Recent Developments

The Cameco 2022 AIF disclosed that Cameco has one deposit with current resources stated on the Dawn Lake Project. The Tamarack deposit is estimated to include, as of December 31, 2022, reported as 17.9 Mlbs U3O8 in 183,800 tonnes grading 4.42%

U3O8 in the Indicated category and 1.0 Mlbs U3O8 in 45,600 tonnes grading 1.02% U3O8 in the Inferred category. The deposit is unconformity-related at approximately 175 to 200 m depth, located 10 km to the southwest of the McClean Lake mill.

No uranium has been produced from the project to date and Cameco has stated no production plans for the currently defined Tamarack deposit.

Dewey-Burdock

Unless otherwise indicated, the scientific and technical information herein regarding the Dewey-Burdock Project has been derived from the technical report titled "NI 43-101 Technical Report, Preliminary Economic Assessment, Dewey-Burdock Uranium ISR Project, South Dakota, USA", with an effective date of December 3, 2019 (as amended and restated on December 23, 2020) (the "Dewey-Burdock Technical Report"), prepared for Azarga Uranium Corp. ("Azarga"), a subsidiary of enCore, Azarga's other public disclosures and enCore public disclosures, copies of which are available under its profile on SEDAR. In a news release dated January 4, 2022, enCore announced the closing of a statutory plan of arrangement pursuant to which enCore acquired all of the issued and outstanding shares of Azarga. In a news release dated February 14, 2022, enCore announced that the NRC had accepted the change of control of the Source and By-Product Materials License from Azarga to enCore.

Project Summary Location: South Dakota, USA Geological District: Black Hills Uplift Operator: encoreRoyalty Type: Net Proceeds / Sliding Scale GRR Royalty %: 30% NPR / 2 – 4% GRR Project Stage: Advanced Mine Type: ISR Location (USA south Dakota Wyoming rapid city custer Dewey-BurdockEdgemont Nebraska )

Royalty Description

The Company holds two royalties on the Dewey-Burdock Project (the "Dewey-Burdock Project") located in South Dakota, USA. Between the royalty coverage of the Dewey-Burdock 30% NPR (as defined below) and the Dewey-Burdock Sliding Scale Royalty (as defined below), the Company's royalty interest covers approximately 34% of the total permit area.

The first royalty is equal to 30% of net proceeds received by the payor from the sale of minerals, less certain deemed production costs (the "Dewey-Burdock 30% NPR"). Until the project has produced 6,250,000 pounds of uranium oxide, the deemed production costs are US$40.50/lb. of uranium and thereafter are US$27.05/lb. of uranium, adjusted for inflation in each case.

The Dewey-Burdock 30% NPR does not apply to the entire Dewey-Burdock Project area. The Company believes that the royalty currently applies to approximately 1,700 acres, or approximately 16% of the currently proposed permitted area, with an additional 1,227 acres of coverage outside such permitted area. The aggregate surface and minerals rights disclosed in the Dewey-Burdock Technical Report is 16,962 acres. The Company believes that the area subject to the Dewey-Burdock Royalty represents 10% of such aggregate acreage.

The second royalty is equal to between a 2% and 4% production royalty determined by the market price at the time of production (the "Dewey-Burdock Sliding Scale Royalty"). On commencement of commercial production, the Company is entitled to receive payments based on the pounds of uranium produced calculated per pound as follows:

1.
2% of the market price of uranium at the time of production if the market price is less than US$25.00/lb.; or

2.
3% of the market price of uranium at the time of production if the market price is from US$25.00/lb. to US$40.00/lb.; or
3.
4% of the market price of uranium at the time of production if the market price is over US$40.00/lb.

The Dewey-Burdock Sliding Scale Royalty does not apply to the entire Dewey-Burdock Project area. The royalty currently applies to approximately 1,868 acres, or approximately 18%, of the currently proposed Dewey-Burdock Project NRC permit area total of 10,580 acres, with an additional 590 acres of coverage outside such permitted area. The net mineral rights disclosed in the Dewey-Burdock Technical Report is 16,962 acres. The area subject to the Dewey-Burdock Sliding Scale Royalty represents 11% of such aggregate acreage.

About the Dewey-Burdock Project

The Dewey-Burdock Project is an Advanced stage ISR uranium project located in the Edgemont uranium mining district of South Dakota, USA and is comprised of 12,613 surface acres and 16,960 net mineral acres. According to publicly available information, the property is owned and operated by Powertech Uranium (USA), Inc. ("Powertech"), a wholly-owned subsidiary of enCore, which has announced that the Dewey-Burdock Project is its initial development priority.

Project Milestones & Recent Developments

In its management's discussion and analysis for the nine months ended September 30, 2020, Azarga disclosed that the Dewey-Burdock Project has received several key licences and permits and is in the process of obtaining final regulatory approvals required for project construction. Azarga further disclosed that it is continuing to evaluate project financing options, with a view to having a funding solution in place prior to or concurrent with the finalization of permits.

In December 2018, Azarga filed the Dewey-Burdock Technical Report, which included the following updated mineral resource estimates: 7.53 million short tons or 6.83 million tonnes of combined measured and indicated resources at an average grade of 0.113% U3O8 returning 16.94 Mlbs U3O8 for the ISR resources only. See " – Mineral Reserve and Resource Estimates" for further information regarding the foregoing mineral resource estimate.

Azarga announced that on July 20, 2018, the United States Court of Appeals for the District of Columbia Circuit (the "DC Circuit Court") ruled on the Oglala Sioux Tribe's motion for summary disposition and its request to stay or revoke the NRC licence issued in relation to the Dewey-Burdock Project. Azarga's disclosure stated that the DC Circuit Court supported the NRC's decision to maintain the licence, though indicated that the NRC must ensure it complies with the requirements under the National Environmental Policy Act to complete the licence application and that the primary point of contention was the lack of sufficient archaeological surveying on the project to identify potential impacts to the Oglala Sioux Tribe's cultural and historical resources.

Azarga announced that the NRC issued a decision on January 31, 2019, upholding the effectiveness of the Dewey-Burdock Project NRC licence in consideration of the remand from the DC Circuit Court. Azarga's disclosure stated that the NRC reasoned that the radioactive materials and waste licence may remain in place, while proper historical preservation measures are being explored, because other permits from the state of South Dakota and the EPA have not been granted.

In May 2019, Azarga announced that the Atomic Safety and Licensing Board issued an order granting the NRC staff's motion to set a schedule for an evidentiary hearing pertaining to the final contention for the Dewey-Burdock Project NRC licence and that such decision provided the NRC staff and Azarga with an opportunity to resolve such final contention. Azarga further announced that the timeline established by the Atomic Safety and Licensing Board set November 29, 2019, as the decision date on the matter. In its management's discussion and analysis for the six months ended June 30, 2019, Azarga disclosed that its NRC licence remained in good standing.

On August 28, 2019, Azarga disclosed that the EPA had issued revised draft permits. The revised draft EPA permits pertain to the Azarga's planned Class III and Class V Underground Injection Control ("UIC") activities. The Class III and Class V UIC EPA permits represent one of the three major regulatory agency approvals required for the Dewey-Burdock Project. Azarga disclosed that it already holds a Source and Byproduct Materials Licence from the NRC, being one of the three major regulatory agency approvals required for the Dewey-Burdock Project. According to the EPA's public notice, the draft permits will be made available for public review and comment until October 10, 2019. In parallel with advancing permitting initiatives, Azarga expected to publish the results of an updated preliminary economic assessment in the fall of 2019 for the project.

On November 25, 2020, Azarga announced that the EPA had issued the final permits for its Class III and Class V Underground Injection Control activities. These permits represent the final key federal agency approval and the second of three major regulatory agency approvals required for the Dewey-Burdock Project. The third and remaining major regulatory agency approval is required by the South Dakota DENR, whose staff have previously recommended the approval of the state permits.

On January 17, 2020, Azarga disclosed a preliminary economic assessment for the Dewey-Burdock Project and, on December 24, 2020, Azarga announced a restated preliminary economic assessment for the Dewey-Burdock Project, which is included in the Dewey-Burdock Technical Report. The report included a mineral resource estimate of 17.1 Mlbs of U3O8 in the measured and indicated categories (7.4 million short tons, or 6.7 million tonnes, at an average grade of 0.116%). The preliminary economic assessment of the Dewey-Burdock Project states all values in United States dollars and used a constant uranium price of US$55.00/lb. Azarga states that the estimated initial capital costs for the first two years of the project life are approximately US$31.7 million with sustaining capital costs of approximately US$157.7 million spread over 17 years of operation. Direct cash operating costs were estimated at approximately US$10.46/lb. U3O8 produced excluding royalties and severance and conservation taxes. United States federal income tax was estimated to be US$3.39/lb. The total estimated pre-tax and post-tax capital and operating costs average approximately US$28.88/lb. and US$32.27/lb. U3O8 produced, respectively. The preliminary economic assessment estimated pre-tax and post-tax net earnings over the life of the project of US$372.7 million and US$324.4 million, respectively, a pre-tax internal rate of return of 55%, a net present value of US$171.3 million, a post-tax internal rate of return of 50% and a net present value of US$147.5 million applying an 8% discount rate.

The foregoing preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that the preliminary economic assessment will be realized. The Company is unable to confirm the exact portion of the identified resources that are covered by the royalty with the information currently available.

On August 10, 2022, enCore announced that a panel of the DC Circuit Court issued an opinion that the NRC's actions were lawful, affirming its decision to issue a license to extract uranium to Powertech. On December 15, 2022, enCore announced that the DC Circuit Court denied the request of the Oglala Sioux Tribe and the group "Aligning for Responsible Mining" for a full panel review of this decision by a three-judge panel of that court. On March 20, 2023, enCore announced that the Sioux confirmed its decision not to seek review by the United States Supreme Court of the NRC license, and that the NRC license is now final and fully effective. Confirmation of the NRC license clears the way for the resumption of proceedings in two additional legal challenges to the Dewey-Burdock Project final EPA Class III and V Underground well permits and aquifer exemption. Those challenges are based on some of the same issues decided in the NRC case.

enCore stated that next steps for the Dewey-Burdock Project is working to obtain all necessary licenses and permits required to operate, complete additional metallurgical testing, review costs related to handling vanadium, finalization of facility and well field engineering designs, and identifying a procurement process for long lead time items.

Energy Queen

The Energy Queen Project, located in Utah and Colorado, USA, is currently part of a larger land package held by Energy Fuels termed the La Sal Project that includes the Energy Queen, Redd Block, Beaver and Pandora areas. Unless otherwise indicated, the scientific and technical information herein regarding the Energy Queen Project has been derived from the technical report titled "Technical Report on the La Sal Uranium Project, McKinley County, State of New Mexico, U.S.A.", with an effective date of February 22, 2022, prepared for Energy Fuels (the "La Sal Technical Report"), and from Energy Fuels' annual report on Form 10-K Report for the fiscal year ended December 31, 2022, copies of which are available under its profile on EDGAR and Energy Fuel's website.

Project Summary Location: Utah/Colorado, USA Geological District: La Sal Creek Canyon District Operator: Energy Fuels Royalty Type: GPR Royalty %: 1% Project Stage: Development Mine Type: Conventional – Underground Location (USA Utah Colorado Energy Queen ARIzona phoenix Tucson Albuquerque new Mexico )

Royalty Description

The Company owns a one percent (1%) GVR royalty (the "Energy Queen Royalty") on the production of uranium- or vanadium- bearing ores, yellowcake and black flake produced from uranium/vanadium ore and all other mineral products and all by-products mined or extracted from the Energy Queen Property, less costs of weighing, sampling, assaying, and analysis, sales brokerage costs, allowable transportation costs, and any allowable taxes where applicable. The Energy Queen Royalty covers Utah State mineral lease ML-49313, covering 483.58 acres, and the Buck#1, Jude#1, and Jude#2 mining leases, covering a total of 61.98 acres combined. The Energy Queen Royalty currently applies to approximately 546 acres, or approximately 6%, of the overall La Sal Project area.

In lieu of the royalty payment, the Company may at its election, on an annual basis, take its royalty as an in-kind production royalty of concentrates with 30 days' notice prior to the beginning of the calendar year.

About the Energy Queen Project

According to publicly available information, the Energy Queen Project is a Development stage conventional uranium project located in Utah and Colorado, USA. The Energy Queen Project is currently part of a larger land package termed the La Sal Project that includes the Energy Queen, Redd Block, Beaver, and Pandora areas. The project is 100% owned by EFR Colorado Plateau LLC, a wholly-owned subsidiary of Energy Fuels. The larger La Sal Project covers 9,500 acres of mineral rights.

Project Milestones & Recent Developments

Numerous underground mines near outcrops in the eastern part of the La Sal Trend (La Sal Creek Canyon District) extracted vanadium and uranium during the early 1900s. Deeper deposits of the central La Sal Trend (the area of the La Sal Project) were discovered in the 1960s and developed for production in the 1970s through vertical shafts and declines. The Energy Queen mine, then known as the Hecla Shaft, was started in 1979 by the Union Carbide/Hecla Joint Venture. The Energy Queen mine stopped production in 1983 due to inadequate uranium prices. Low uranium and vanadium prices forced all production throughout the district to cease about 1991.

Denison Mines Corp. ("Denison") began producing from the Pandora Mine in 2006 and later from the Beaver Shaft/La Sal decline following its acquisition by International Uranium Corporation. Ore production by Denison and by Energy Fuels (following its acquisition of Denison's U.S. Mining Division) between 2006 and 2012 from the mines in the La Sal Project area totaled approximately 412,000 tons (1,658,000 lbs. U3O8 at an average grade of 0.20% U3O8 and 8,431,000 lbs. V2O5 at an average grade of 1.02% V2O5). From 2008 through mid-2012, Denison drilled 220 exploration and fill-in (confirmation) holes in the project area. Energy Fuels drilled another 27 holes on the Energy Queen property and the State land to the northwest of the Energy Queen from 2007 through 2012. Due to declining uranium prices, production ceased in October 2012 at the Beaver/La Sal Mines and in December 2012 at the Pandora Mine.

In February of 2022, Energy Fuels filed the La Sal Technical Report, which includes a mineral resource estimate for the Energy Queen Project. The report disclosed an estimated inferred mineral resource of 749,000 lbs. eU3O8 (147 thousand short tons or 133 thousand tonnes at an average grade of 0.25% eU3O8). In addition, the report states inferred resources of 3.13 Mlbs of V2O5 (147 thousand short tons or 133 thousand tonnes at an average grade of 0.1.07% V2O5).

Energy Fuels states that uranium resources are estimated at a cut-off grade of 0.17% U3O8, that vanadium resources are estimated based on calculations from U3O8 vs V2O5 regression analysis. In addition, the cut-off grade is calculated using a metal price of $65/lb. U3O8 and that no minimum mining width was used in determining mineral resources, and that figures are based on a tonnage factory of 14.5 ft3/ton (Bulk density 0.0690 ton/ft3 or 2.21 t/m3).

The La Sal Technical Report states that only limited mining took place at the Energy Queen Mine between 1981 and 1982. Most of the underground work was development focused and material was only mined when it was encountered during this development. The mine shut down prior to any significant mining activities. The La Sal Technical Report states that records from the Union Carbide/Hecla joint venture indicate that 11,791 tons at average grades of 0.17% U3O8 and 0.84% V2O5 (40,043 lbs. U3O8 and 198,607 lbs. V2O5) were mined. The La Sal Technical Report states that, due to the underground surveys not being fully reliable to remove the material in the same way as Beaver/La Sal and Pandora, the total tons and pounds were subtracted from the Energy Queen Mineral Resource.

Due to a lack of information on the location of the inferred mineral resources on the Energy Queen Project in the La Sal Technical Report, the Company is not able to determine the relative proportion of resources that are covered by the Energy Queen Royalty.

See " – Mineral Reserve and Resource Estimates" for further information regarding the foregoing mineral resource estimate.

Lance

Unless otherwise indicated, the scientific and technical information herein regarding the Lance Project has been derived from the public disclosures of Peninsula.

Project Summary Location: Wyoming, USA Geological District: Powder River Basin Operator: Peninsula Royalty Type: GRR Royalty %: 4%1% Project Stage: Production Idled Mine Type: ISR location(USA montana lance Gillette Wyoming south Dakota nebraska)

Royalty Description

The Company holds two royalties on portions of the Lance Project, being the 4% Lance Royalty and the 1% Lance Royalty (each as defined below). The Company acquired a royalty equal to 4.0% of the gross income from certain portions of the Lance Project (the "4% Lance Royalty") on March 5, 2019. The 4% Lance Royalty is equal to 4.0% of the gross income from the underlying property without any deduction, provided that such royalty cannot exceed 7% of the gross income from the underlying property when combined with royalties paid to the State of Wyoming. The 4% Lance Royalty does not apply to the entire Lance Project area. The Company believes that this royalty currently applies to approximately 5,586 acres of an estimated 67,500 permit acres or 8% of the currently proposed permitted area. The aggregate surface and minerals rights disclosed by Peninsula in its quarterly report for the period ended December 31, 2020, is 38,060 acres. The Company believes that the area subject to the 4% Lance Royalty represents approximately 15% of such aggregate acreage.

On April 1, 2022, the Company announced that it had acquired an additional 1% gross revenue royalty interest that covers the entirety of the current permitted Ross production area, as well as the Kendrick and Barber expansion areas of the project (the "1% Lance Royalty"). The 1% Lance Royalty is applicable to all uranium and related minerals from the Lance Project area and the royalty is calculated based on gross sales proceeds, with no deductions for costs or expenses.

About the Lance Project

According to publicly available information, the Lance Project is an ISR uranium project located on the north-east flank of the Powder River Basin in Wyoming, USA.

Project Milestones & Recent Developments

Mineralization in the area of the Lance Project was initially discovered in the 1970s. From October of 1977 to April of 1978, an ISR pilot plant was constructed and operated, but was shut down and remediated after the incident at Three Mile Island. According to publicly available information, Peninsula acquired the precursor Sundance project from PacMag Metals Limited in February of 2007. The project lands were expanded through land acquisitions in 2008 and 2009. Metallurgical testing announced in August of 2009 confirmed that the project was amenable to ISR extraction.

Between 2009 and 2015, Peninsula completed additional work to progress the project toward production, including completion of permitting and relevant studies. Production commenced at the Lance Project in December of 2015, utilizing an alkaline leach method. Peninsula has disclosed that such method presented challenges and has been exploring utilizing a mild acid (low pH) production method.

In its annual report for the year ended June 30, 2017, Peninsula disclosed that the Lance Project operated for its first full year and produced 145,000 pounds of U3O8. In its annual report for the year ended June 30, 2018, Peninsula disclosed that the Lance Project produced approximately 155,035 pounds of U3O8, and it sold 177,934 pounds of U3O8 from the Lance Project in the fiscal year ended June 30, 2018, at a cash sale price of US$46.73/lb. In its September 30, 2019, quarterly activities report, Peninsula disclosed that 731 pounds of U3O8 were recovered and 31,035 pounds of U3O8 were dried and drummed in the quarter.

On September 17, 2018, Peninsula announced that it had completed a JORC compliant feasibility study, which considered a low pH mining option for the project. It disclosed direct operating expenditures over the life of mine of US$15.59/lb. U3O8 produced, capital expenditures to complete low pH transition of US$5.3 million, stage 2 and 3 expansion capital expenditures of US$113.4 million, life of mine all-in sustaining cost average of US$31.77/lb. U3O8 produced with a break-even price of US$34.00/lb. U3O8, a net present value of US$156.5 million and internal rate of return of 30%, based on a long-term average sales price assumption of US$49.00/lb. U3O8. Peninsula disclosed that the study included life of mine production of 33.4 Mlbs U3O8 over a 17-year mine life. On September 17, 2018, Peninsula announced that it was seeking permitting amendments to allow for low pH mining at the project. In order to preserve resources for future low pH extraction and to reduce cash expenditures, Peninsula announced that it suspended the majority of alkaline-based production activity within one of the mining units at the Lance Project. On November 28, 2018, Peninsula announced that it received approval to advance to the review process to change to a low pH solution in the mine operations. On December 28, 2018, Peninsula further announced that it had initiated field demonstration activities related to such low pH recovery at the Lance Project.

On January 14, 2019, in its quarterly report for the three months ended December 31, 2018, Peninsula announced that production from the Lance Project during the quarter was 20,364 pounds U3O8. Production was affected by a previously announced nine-day processing plant shut down for repairs and a natural decline of head grades in remaining alkaline leach areas where chemical addition had been reduced to lower costs.

In its annual report for the year ended June 30, 2019, Peninsula disclosed that 8,491 pounds U3O8 were produced in the quarter ended June 30, 2019. In July 2019, Peninsula announced that it had determined to idle alkaline-based production activities and focus on completion of the low pH field demonstration. In its annual report for the year ended June 30, 2020, Peninsula disclosed that a total of 5,708 pounds U3O8 were captured in its 2020 fiscal year. It further disclosed that U3O8 captured in the December 2019 quarter was higher than other quarters during the year following the completion of reconciliations for uranium drying campaigns completed during the 2019 calendar year. This resulted in a positive reconciliation, which was recognized in the December 2019 quarter. Production in subsequent quarters was negligible.

On February 26, 2021, Peninsula announced an update on its low pH field demonstration activities at the project. It disclosed that it started operating a field demonstration in August 2020 after its trial activities in 2019, with the primary objective being to operate in an unmined area of the orebody at the project to confirm the optimal operating conditions for the project. It also disclosed that three full-scale in-situ recovery test patterns were operating in a previously unmined area of Mine Unit 1, all three of which were stated as operating at planned flow rates of 75 gallons per minute and with one pattern having successfully reached the designed pH of 2.0, but the other two patterns taking longer than expected to reach the target pH level, having reached a pH of 4.0. Peninsula stated that the units have not shown significant issues with fine solids generation in the production stream. Peninsula further disclosed that it would continue to run the field demonstration for the foreseeable future, with an expected period of 18-24 months. This period represented a six-month delay from Peninsula's initial expectations.

Peninsula further announced on May 17, 2021, that it continued refinements to the low-Ph field demonstration testing and were now seeing the results of changes instituted in April including adjustments to the well pattern and oxygenation. As grades increased, Peninsula announced activation of the pilot ion exchange circuit in early March, though uranium grades were not sufficiently high yet to allow significant uranium recovery.

On February 17, 2022, Peninsula announced a budget of US$3.4 million had been allocated for the low-pH ISR transition program, including operational readiness activities on the Ross portion of the project at Mine Units 1 and 2, commencement of drilling activities at Mine Unit 3, and front-end engineering and design for low pH ISR process modifications. On March 28, 2022, Peninsula announced that it was commencing an update to its 2018 Low-Ph ISR Feasibility Study, incorporating results and conclusions from Peninsula's technical de-risking activities, including the recently completed MU1A Field Demonstration.

On May 4, 2022, Peninsula announced that it had received approval for the license amendment application to the Wyoming Department of Environmental Quality to authorize use of several different oxides in conjunction with the low pH lixiviants used in the uranium extraction process.

On August 15, 2022, Peninsula announced the details of a definitive feasibility study ("DFS") completed under JORC for the Ross and Kendrick Projects at Lance. The key results from the DFS included a LOM production of 14.4 Mlbs U3O8 over 14 years of mine life, steady state production of 2.0 Mlbs/year from year 4 of the study, and All-In Sustaining Costs of US$39.08/lb.

Included in the DFS is an updated resource summary including just the Ross and Kendrick Projects. The estimate is broken into two areas, the first covers the Ross and Kendrick permit areas used in the DFS, which includes measured and indicated resource of 12.72 Mlbs U3O8 (10.74 million tonnes at an average grade of 0.05% U3O8) and an inferred resource of 9.09 Mlbs U3O8 (8.25 million tonnes at an average grade of 0.05% U3O8). The second area is estimated on the Barber resource area, which is not included in the DFS, which includes 3.13 Mlbs U3O8 (3.22 million tonnes at an average grade of 0.05% U3O8) and an inferred resource of 28.73 Mlbs U3O8 (21.15 million tonnes at an average grade of 0.05% U3O8).

See " – Mineral Reserve and Resource Estimates" for further information regarding the foregoing mineral resource estimate and DFS. Such estimate and DFS were prepared in accordance with the JORC standard. See "Note Regarding Mineral Reserve and Resource Estimates".

Peninsula indicates the updated resources are from the JORC-compliant Lance Uranium Project Technical Report and Mineral Resource Estimate, July 2022 and JORC Table 1 included in a Peninsula Energy Limited announcement to the Australian Stock Exchange released on 14 November 2018: "Revised Lance Projects Resource Tables". Peninsula states that it is not aware of any new information or data that materially affects the information included in this announcement and that all material assumptions and technical parameters underpinning the estimates continue to apply and have not materially changed. Peninsula further states that the form and context in which the competent person's findings are presented have not been materially modified from the original market announcement.

On November 24, 2022, Peninsula announced that a positive financial investment decision to restart uranium production at the Lance Operation had been completed. In Peninsula's quarterly activity report for March of 2023, it stated that commencement of commercial production was expected in mid-year 2023, following modest delays in certain long lead item deliveries.

Langer Heinrich

Unless otherwise indicated, the scientific and technical information herein for the Langer Heinrich mine, located in Namibia, Africa (the "Langer Heinrich Mine"), has been derived from the public disclosure of Paladin.

Project Summary Location: NamibiaGeological District: Central Namib DesertOperator: Langer Heinrich Uranium (Pty) Ltd. Royalty Type: PR Royalty Amount: A$0.12 / kg U3O8 Project Stage: Production Idled Mine Type: Conventional – Open Pit Location(Namibia Namibia Swakopmund walvis bay langer Heinrich botswana)

Royalty Description

The royalty is comprised of a PR of A$0.12 per kilogram of yellowcake (U3O8) produced from the Langer Heinrich Mine and sold by Paladin and Paladin Energy Metals Ltd. (the "Langer Royalty").

About the Langer Heinrich Mine

According to publicly available information, the Langer Heinrich Mine is located in Namibia, 80 kilometres east of the major seaport of Walvis Bay and approximately 40 kilometres south-east of the large-scale, hard-rock Rossing uranium project operated by a subsidiary of Rio Tinto. The mine is a surficial calcrete type uranium deposit. The project is operated by Langer Heinrich Uranium (Pty) Ltd., a company that is 75% owned by Paladin and 25% owned by CNNC Overseas Uranium Holding Limited, a wholly-owned subsidiary of the China National Nuclear Corporation.

The table below sets forth historic production for the Langer Heinrich Mine for each of the years ended June 30, 2016, 2017 and 2018, as reported by Paladin in its annual reports for the period. The mine has been under care and maintenance since mid-2018. Paladin states in its corporate presentation on the Langer Heinrich Mine Restart Plan historical total production of 43 Mlbs U3O8.

	Production	Cost of Production
Year ended June 30:	(Mlbs)	(US$/lb.)
2018	2.739	26.23
2017	4.149	18.91
2016	4.763	25.88

Project Milestones & Recent Developments

The Langer Heinrich Mine deposit was discovered by General Mining Union Corporation Limited ("Gencor") in 1973. Between the late 1970s and 1980, Gencor completed substantial technical work, including a full project-evaluation study, metallurgical studies, multiple exploratory shafts, and construction of a 300,000 tonne per year dry screen plant and pilot plant at the Langer Heinrich Mine.

In 1998, the Langer Heinrich Mine was acquired by Acclaim Uranium, which completed additional drilling and a pre-feasibility study between 1999 and 2002.

In August 2002, Paladin acquired Langer Heinrich Uranium (Pty) Ltd. from Aztec Resources Ltd (formerly Acclaim Uranium NL).

Paladin filed a resource estimate in April 2005, and, in July 2005, announced that the Ministry of Mines and Energy in Namibia approved the grant of a mining licence covering the Langer Heinrich deposit for a 25-year term. Initial construction at the Langer Heinrich Project started in September 2005, leading to the mine's official opening in March 2007.

The Langer Heinrich Mine had its first full year of production in Paladin's fiscal year ended June 30, 2009. Since then, Paladin has completed two expansion projects, the first being the Stage 2 expansion in fiscal 2010 and the second being the Stage 3 expansion in fiscal 2012.

In July 2014, Paladin announced the completion of the sale of a 25% stake in the Langer Heinrich mining operations to CNNC Overseas Uranium Holding Limited, a wholly-owned subsidiary of China National Nuclear Corporation.

In May 2018, Paladin announced that it received the consent of relevant stakeholders to place the Langer Heinrich Mine on care and maintenance and that it had stopped presenting ore to the plant.

In a release dated November 4, 2021, Paladin announced an update to its restart plan. Paladin disclosed that the restart of the Langer Heinrich Mine will only be considered upon it securing additional long-term contracts with sufficient duration and value to underpin an appropriate return to stakeholders, and it will not be providing guidance on the hurdle price required to support a decision to restart the mine. Paladin also disclosed updated mineral resource and ore reserve estimates for the Langer Heinrich mine. Paladin disclosed that the update confirmed it’s the restart cost estimate of US$81 million and a 17-year mine life supported by ore reserves of 84.8 million tonnes with an average U3O8 grade of 448 ppm. The life of mine production target increased to 77.4 Mlbs U3O8 (previously 76.1 Mlbs). The estimated life of mine C1 costs were updated to US$27.40/lb. (previously US$26.90/lb.), primarily due to increased estimated contract mining rates. Paladin has also confirmed an estimated project execution timeframe of 18 months from project commencement to first production, with full production achieved after a further 15 months.

The restart plan update included a JORC compliant resource estimate for the Langer Heinrich Mine with measured resources of 78.6 Mlbs U3O8 (79.1 million tonnes at an average grade of 0.045% U3O8) and indicated resources of 19.5 Mlbs U3O8 (23.5 million tonnes at an average grade of 0.0375% U3O8). It further reports additional measured resources in medium-grade stockpiles totaling 7.1 Mlbs U3O8 (6.3 million tonnes at an average grade of 0.051% U3O8) and low-grade stockpiles totaling 14.5 Mlbs U3O8 (20.2 million tonnes at an average grade of 0.0325% U3O8). A 200 ppm U3O8 cut-off was applied to in-situ mineral resources – a 250 ppm U3O8 cut-off was applied to stockpiles at the time of mining. Mineral resources are reported on a 100% ownership basis, of which Paladin has a 75% interest. The measured and indicated U3O8 mineral resources are inclusive of those mineral resources modified to produce the ore reserves (as reported below). Such resource estimate was reported on a depleted basis to June 30, 2018. The restart plan update also stated updated ore reserves, with proved reserves of 52.0 Mlbs U3O8 (48.3 million tonnes at an average grade of 0.0488% U3O8) and probable reserves of 10.2 Mlbs U3O8 (10.0 million tonnes at an average grade of 0.0464% U3O8). Paladin further reports additional proved reserves in stockpiles totaling 21.6 Mlbs U3O8 (26.5 million tonnes at an average grade of 0.0369% U3O8). Ore reserves are reported on a dry basis. Proved ore reserves are inclusive of ore stockpiles. 250 ppm cut-off applied. The updated ore reserve has estimated using a metal price assumption of US$50.00/lb. U3O8. Tonnage figures have been rounded and may not add up to the totals quoted. Ore reserves reported on a 100% ownership basis, of which Paladin has a 75% interest.

See " – Mineral Reserve and Resource Estimates" for further information regarding the foregoing mineral resource estimate. Such estimate was prepared in accordance with the JORC standard. See "Note Regarding Mineral Reserve and Resource Estimates".

In Paladin's quarterly activity report for the quarter ended March 31, 2022, Paladin stated that a formal restart project launch is expected in July of 2022 with early works activities, including the mobilization of key staff and contractors and ordering of long lead time capital equipment, commencing immediately.

In an announcement dated July 19, 2022, Paladin announced that their board of directors had made the decision to return the mine to production, with first volumes targeted for the March quarter of calendar year 2024. It further stated that total project capital expenditure had increased to US$118 million on a 100% project basis, (previous guidance of US$87 million), primarily driven by recent inflationary pressures across the project supply chain, brought forward power and water infrastructure works and increased owners team costs.

In Paladin's quarterly activities report for the period ended September 30, 2022, Paladin indicated that activity in the quarter included removal of redundant equipment in preparation for process upgrades and improved plant maintainability. Paladin further stated that water and power availability was confirmed with Namibian authorities for the initial supply and upgrade pathways required for the life of the mine. In Paladin's quarterly activities report for the period ended March 31, 2023, Paladin stated that Paladin's owner team, alongside their engineering, procurement and construction management partner ADP Engineering, continue to progress and execute activities focused on returning the Langer Heinrich Mine to production. Paladin stated that the project is on track and on budget (US$118 million) for first production in the first quarter of 2024.

Michelin

Unless otherwise indicated, the scientific and technical information herein for the Michelin Project has been derived from the public disclosure of Paladin.

Project Summary Location: Newfoundland and Labrador, Canada Geological District: Central Mineral Belt of Labrador Operator: Paladin Royalty Type: GRR Royalty %: 2% Project Stage: Development Mine Type: Conventional – Open Pit / Underground location(Canada Postville Michelin Labrador happy valley Quebec newfoundland St. John’s)

Royalty Description

The Company owns a 2.0% GRR (the "Michelin Royalty") on uranium recovered from the Michelin Project located in Newfoundland, Canada (the "Michelin Project"), calculated based on the actual proceeds of sales of uranium, without deductions.

About the Michelin Project

According to publicly available information, including Paladin's annual report for the year ended June 30, 2021, the Michelin Project is a Development stage conventional uranium project located in Labrador and Newfoundland, Canada; the project covers approximately 52,250 hectares of mineral claims and is located approximately 140 kilometres north of Happy Valley-Goose Bay, and 40 kilometres southwest of Postville, Newfoundland and Labrador. The Michelin Project is owned by Aurora Energy Ltd. Based on Paladin's annual report for the year ended June 30, 2022, Aurora Energy Ltd. is 70% owned by Paladin and has certain rights to increase its interest in the project by 5% per year on an annual basis until May 2023.

Project Milestones & Recent Developments

The deposit at the Michelin Project was initially discovered in 1968. According to publicly available information, Aurora Energy Resources Inc. held the rights to the Michelin Project when it completed its initial public offering in 2006. In early 2008, Fronteer Development Group Inc. ("Fronteer") completed its acquisition of Aurora Energy Resources Inc. in April of 2009 at which point it valued the total acquisition at approximately $180 million. Following the acquisition, Fronteer completed a preliminary economic assessment on the Michelin Project in 2009.

In February of 2011, Paladin acquired Aurora Energy Resources Inc. from Fronteer for $261 million. In December of 2011, the moratorium on uranium mining was lifted. In August 2012, Paladin announced that it had entered into a long-term off-take agreement with a major utility and that it had granted such utility security in connection therewith over 60.1% of its interest in the Michelin Project.

In 2014, Paladin announced the completion of a mineral resource estimate for the Michelin Project and, in 2017, announced a JORC compliant resource estimate for the Michelin Project that included a measured and indicated resource of 105.60 Mlbs U3O8 (54.4 million tonnes at an average grade of 0.088% U3O8) and an inferred resource of 22.10 Mlbs U3O8 (13.10 million tonnes at an average grade of 0.077% U3O8). In its annual report for the year ended June 30, 2021, Paladin disclosed that it believes that the Michelin deposit at the project is open along strike and at depth and that the deposit contains a total JORC Code (2012) compliant Mineral Resource of 92.0 Mlbs U3O8, 82.2 Mlbs of which is classified Measured and Indicated.

See " – Mineral Reserve and Resource Estimates" for further information regarding the foregoing mineral resource estimate. Such estimate was prepared in accordance with the JORC standard. See "Note Regarding Mineral Reserve and Resource Estimates".

In a presentation dated March 2021, Paladin disclosed that US$75 million of total historical in ground exploration had occurred at the project. In June of 2018, Paladin disclosed that, as a consequence of the continuing weakness in the uranium spot price, the Michelin Project currently operates on minimum activity and expenditure at a level intended to maintain the claims in good standing. In Paladin's quarterly activities report for the quarter ended December 31, 2022, Paladin announced completion of the summer exploration field program conducted at Michelin in Labrador, Canada, with the analysis of data collected nearing completion. Paladin stated that this analysis will assist in deriving a new exploration model designed to generate new drill targets for future exploration drilling programs.

Reno Creek

Unless otherwise indicated, the scientific and technical information herein regarding the Reno Creek Project has been derived from the S-K 1300 Technical Report Summary for UEC's Wyoming Assets In-Situ Recovery hub-and-spoke-project dated effective December 31, 2021 (untitled) prepared for UEC (the "Reno Creek SEC Technical Report Summary"), a copy of which is available under UEC's profile at www.sec.gov and UEC's other public disclosures, copies of which are available under its profile on SEDAR and at www.sec.gov. The Reno Creek SEC Technical Report Summary also includes disclosure regarding projects other than Reno Creek, on which the Company does not hold royalty interests.

Project Summary Location: Wyoming, USA Geological District: Powder River Basin Operator: UEC Royalty Type: NPI Royalty %: 0.5% Project Stage: Development Mine Type: ISR location (USA Monatana Gillette reno creek Wyoming Nebraska colorado)

Royalty Description

The Company owns a 0.5% NPI royalty, with a maximum amount payable thereunder of US$2.5 million (the "Reno Creek Royalty"), on a portion of the Reno Creek Project located in Wyoming, USA (the "Reno Creek Project").

The Reno Creek Royalty is a 0.5% NPI royalty, with a maximum amount payable thereunder of US$2.5 million. The Reno Creek Royalty does not apply to the entire project area for the Reno Creek Project. The Company believes that the royalty currently applies to approximately 16,679 acres of the total project area of 18,763 acres disclosed by UEC. The royalty covers approximately 4,270 acres, or approximately 70% of the 6,057 acres of permitted area that defines the North Reno and South Reno Creek Mine Units.

About the Reno Creek Project

The Reno Creek Project is a Development stage ISR uranium project located in the Pumpkin Buttes Uranium District in Campbell County, Wyoming, USA, in the south-central portion of the Powder River Basin. The Reno Creek Project is 100% owned by a wholly-owned subsidiary of UEC.

Project Milestones & Recent Developments

The Reno Creek Project resulted from the consolidation of certain lands acquired by Strathmore Minerals and American Uranium Corporation between 2004 and 2007 into a joint venture. In 2017, UEC acquired the North Reno Creek, Southwest Reno Creek, Moore, Pine Tree, and Bing units of the project through its acquisition of Reno Creek Holdings Inc. from Pacific Road. In 2018, UEC acquired additional units in North Reno Creek as a result of its acquisition of Uranerz Energy Corporation from Energy Fuels. The Reno Creek Royalty does not apply to the North Reno Creek units acquired from Uranerz Energy Corporation.

The mineral resource estimate disclosed in the Reno Creek SEC Technical Report Summary includes a measured and indicated resource of 26.00 Mlbs U3O8 (32.0 million short tons or 29.0 million tonnes at an average grade of 0.041% U3O8) and an inferred resource of 1.49 Mlbs U3O8 (1.92 million short tons or 1.74 million tonnes at an average grade of 0.039% U3O8), with approximately 45% of the measured and indicated resource and approximately 85% of the inferred resource contained in the North Reno Creek area of the project.

See " – Mineral Reserve and Resource Estimates" for further information regarding the mineral resource estimates disclosed in the Reno Creek SEC Technical Report Summary.

UEC has disclosed that the Reno Creek Project is construction-ready and fully permitted, having obtained its Wyoming Department of Environmental Quality permit to mine in July of 2015, its aquifer exemption from the EPA in October of 2015 and its Source and Byproduct Materials Licence from the NRC in February of 2017.

In its annual report on Form 10-K for the year ended July 31, 2022, UEC disclosed that it plans to complete permit and license amendments to add new mineable acreage to the Reno Creek Project. UEC further stated that drilling plans are also in the initial stages of development.

Roca Honda

Unless otherwise indicated, the scientific and technical information herein regarding the Roca Honda Project has been derived from the technical report titled "Technical Report on the Roca Honda Project, McKinley County, New Mexico, USA" with an effective date of February 22, 2022 (the "Roca Honda Technical Report"), prepared for Energy Fuels and Energy Fuels' other public disclosures, copies of which are available under its profile on SEDAR.

Project Summary Location: New Mexico, USA Geological District: Grants Mineral Belt Operator: Energy Fuels Royalty Type: GRR Royalty %: 4% Project Stage: Advanced Mine Type: Conventional – Underground location (USA gallup roca honda Albuquerque Arizona new Mexico )

Royalty Description

The Company owns a 4.0% GVR royalty (the "Roca Honda Royalty") from the sale of U3O8 produced from a portion of the Roca Honda Project, located in New Mexico, USA (the "Roca Honda Project").

The Roca Honda Royalty is equal to 4.0% of the gross value from the sale of U3O8 produced from Section 17 of the Roca Honda Project, less certain specified deductions, including sales brokerage, transportation costs, state severance taxes imposed on the value of product sold, weighting, sampling and assaying charges at the converter and penalties, surcharges or deductions levied by the converter. "Section 17" refers to section 17 of Township 13N/Range 8W, comprising 640 acres of the 4,440 acres (14%) of the Roca Honda Project. The Roca Honda Royalty is subject to the right of the payor to purchase the royalty for US$5,000,000 at any time prior to the first royalty payment becoming due thereunder.

The Roca Honda Royalty does not apply to the entire project area for the Roca Honda Project. The Company believes that the royalty currently applies to approximately 640 acres, or approximately 14% of the current project area.

About the Roca Honda Project

The Roca Honda Project is an Advanced stage, conventional uranium project located in New Mexico, USA, approximately three miles northwest of San Mateo, New Mexico and covers approximately 4,440 acres. The Roca Honda Project is 100% owned by Strathmore Resources (US) Ltd. ("Strathmore Resources"), a wholly-owned subsidiary of Energy Fuels. Energy Fuels also owns the White Mesa Mill, an existing conventional uranium mill located near Blanding, Utah, USA, approximately 275 miles from the Roca Honda Project.

Project Milestones & Recent Developments

Mineralization was initially discovered in the area of the Roca Honda Project in 1970 by Kerr-McGee Oil Industries. The project claims were acquired by Strathmore Minerals in 2004. Upon completion of a joint venture agreement with Sumitomo Corporation in 2007, Strathmore Minerals completed baseline water quality, environmental and tailings disposal studies between 2007 and 2009 and a technical report was completed on portions of the project (not including Section 17) in 2010.

In August of 2013, Energy Fuels acquired a 60% interest in the Roca Honda Project through the acquisition of Strathmore Minerals and, in May of 2016, acquired the remaining 40% interest in the Roca Honda Project from Sumitomo Corporation. Strathmore Resources acquired Section 17 in 2015 from Uranco Inc., a wholly-owned subsidiary of Westwater Resources Inc. (f/k/a Uranium Resources Inc.).

In its quarterly report for the three months ended September 30, 2020, Energy Fuels disclosed that it is actively advancing certain permits at the Roca Honda Project. In its annual report for the year ended December 31, 2019, Energy Fuels disclosed that the Roca Honda Project is at an advanced stage of permitting, with a draft Environmental Impact Statement completed by the United States Forest Service in February of 2013 with an additional scoping process initiated in September of 2016 to incorporate Section 17 and development drilling into the mine plan. Energy Fuels has disclosed that it expects a Record of Decision to be issued by the United States Forest Service in 2023. In such annual report, Energy Fuels disclosed that other major permits required for the Roca Honda Project included a Permit to Mine to be issued by the New Mexico Mining and Minerals Division, a discharge permit to be issued by the New Mexico Environment Department and a Mine Dewatering Permit to be issued by the New Mexico State Engineer's Office.

The Roca Honda Technical Report includes updated NI 43-101 and Regulation S-K 1300 compliant resources that now include Section 17, totaling 17.6 Mlbs of U3O8 (1.85 million tonnes ("Mt") at an average grade of 0.48% U3O8) in the Measured and Indicated categories, as well as an additional 13.8 Mlbs (1.51 Mt at an average grade of 0.46% U3O8) in the Inferred category as at December 31, 2021.

The Roca Honda Technical Report included a preliminary economic assessment, which included Section 17 and other areas of the project not covered by the Roca Honda Royalty. A proposed production schedule has the mineralization from Section 17 mined in the first three years of the mine life, with a total of 4.23 Mlbs U3O8 produced in Section 17 from a total of 587.68 thousand tons of ore. This represents approximately 14.6% of the total pounds mined from the project over the LOM.

Overall, the technical report states total mill feed processed of 4.02 million short tons, recovering 27.5 Mlbs U3O8 over the 11 years of mine life with average annual U3O8 sales of 2.5 Mlbs/year for the entirety of the project, which covers an area greater than the Roca Honda Royalty. The study utilizes a static uranium price of US$65.00/lb. U3O8. The preproduction period is stated at 54 months, with LOM capital costs totaling US$482.3 million and LOM operating costs of US$945.9 million. On an after-tax basis, the report states the undiscounted cash flow for the base case totals US$253.7 million over the LOM. The after-tax Net Present Value at a 5% discount rate is estimated at $55.9 million and the internal rate of return is stated at 7.6%, with simple payback from the start of commercial production occurring in 8.1 years.

The foregoing preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that the preliminary economic assessment will be realized.

Energy Fuels states in its annual report on Form 10-K for the year ended December 31, 2022, that Energy Fuels intends to continue its permitting and related activities at the Roca Honda Project during 2023. These activities would include the integration of properties adjacent to the Roca Honda Project into the permitting efforts underway, including the submittal of a revised National Pollutant Discharge Elimination System permit application to the EPA and continuation of a supplement to the draft Environmental Impact Statement through the U.S. Forest Service, an agency of the U.S. Department of Agriculture.

Roughrider

Unless otherwise indicated, the scientific and technical information herein regarding the Roughrider Project has been derived from the S-K 1300 Technical Report Summary dated April 25, 2023, prepared for UEC and titled "Technical Report Summary: Roughrider Uranium Project, Saskatchewan, Canada" (the "Roughrider Technical Report Summary") and UEC's other public disclosures, copies of which are available under its profile on EDGAR and on SEDAR.

Project Summary Location: Saskatchewan, Canada Geological District: Athabasca Basin Operator: UEC Royalty Type: NSR Royalty %: 1.9701% Project Stage: Development Mine Type: Conventional – Underground location (Canada Athabasca Basin Roughrider alberta la ronge saskatchewan saskatoon Manitoba Ontario regina )

Royalty Description

The Company owns a 1.9701% NSR royalty on the Roughrider Project located in Saskatchewan, Canada (the "Roughrider Royalty"), payable pursuant to the interest that UEC or any of its subsidiaries, assignees or successors holds from time to time in the underlying property. For the Roughrider project, the royalty covers substantially all of the single Mineral Lease 5547 that overlies the Roughrider deposit.

About the Roughrider Project

The Roughrider Project is a Development stage, conventional underground uranium project located in the eastern Athabasca Basin of northern Saskatchewan and is located approximately seven kilometres north of Points North Landing and covers an area of approximately 598 hectares. The Roughrider Project is 100% owned by a wholly-owned subsidiary of Uranium Energy Corporation. The royalties on the Roughrider project and Russell Lake and Russell Lake South projects are represented by the same royalty instrument. The Russell Lake projects are detailed in the following section.

The Roughrider Project was the flagship asset of Hathor Exploration Ltd. ("Hathor"), which Rio Tinto acquired for US$550 million between 2011 and 2012 pursuant to a competitive take-over bid that included a competing bid from Cameco.

On October 17, 2022, UEC acquired the Roughrider Project from a subsidiary of Rio Tinto for total consideration of US$150 million comprised of US$80 million in cash and US$70 million in UEC shares.

Project Milestones & Recent Developments

The Roughrider Project was first explored in 2008 by Hathor, which completed an initial mineral resource estimate on a portion of the project in 2009. Hathor continued to develop the Roughrider Project, filing a historic technical report titled "Preliminary Economic Assessment Technical Report for the East and West Zones, Roughrider Uranium Project, Saskatchewan", with an effective date of September 13, 2011, prepared for Hathor (the "Historic Roughrider Technical Report"). The Historic Roughrider Technical Report included the Roughrider East Zone and Roughrider West Zone, in October of 2011. The Historic

Roughrider Technical Report also included a preliminary economic assessment for the project (which Hathor announced the completion of in September 2011) which is not being treated as current by the Company.

In late 2011, Cameco made an unsolicited bid of $3.75 per share for Hathor, followed by a competing bid by Rio Tinto of $4.15 per share. Cameco increased its offer to $4.50 per share and Rio Tinto ultimately acquired Hathor in January of 2012 for a price of $4.70 per share, valuing its bid at approximately $654 million. After acquiring the Roughrider Project, Rio Tinto continued to advance it; however, in August of 2017, Rio Tinto announced that it had fully impaired the Roughrider asset.

On May 2, 2023, UEC announced completion of a Regulation S-K 1300 Technical Report Summary for the Roughrider project titled "The Roughrider Uranium Project, Saskatchewan, Canada" with an effective date of April 25, 2023 (the "Roughrider Technical Report"), outlining 27.8 million lbs. U3O8 in 389,000 tonnes grading 3.25% U3O8 in the Indicated category and 36.0 million lbs. U3O8 in 359,000 tonnes grading 4.55% U3O8 in the Inferred category. The Roughrider Technical Report is authored by SRK Consulting (UK) Ltd. and is available under UEC's profile on SEDAR at www.sedar.com, on EDGAR at www.edgar.com, and on UEC's website. Additionally, UEC indicated the intention of completing an expanded Technical Report Summary including the economic parameters on the project in 2023. On May 23, 2023, UEC announced that it had selected consultants to conduct an initial assessment economic study under Regulation S-K1300 of the project and environmental baseline work for the project.

See " – Mineral Reserve and Resource Estimates" for further information regarding the mineral resource estimates disclosed in the Roughrider Technical Report.

Russell Lake and Russell Lake South

Unless otherwise indicated, the scientific and technical information herein regarding the Russell Lake Project has been derived from the technical report titled "Technical Report on the Russell Lake Property, Northern Saskatchewan, Canada" with an effective date of June 6, 2022 (the "Russell Lake Technical Report"), prepared for Skyharbour and Skyharbour's other public disclosures, copies of which are available under its profile on SEDAR.

Project Summary Location: Saskatchewan, Canada Geological District: Athabasca Basin Operator: Rio Tinto / Skyharbour Royalty Type: NSR Royalty %: 1.9701% Project Stage: Exploration Mine Type: N/A location (Canada Athabasca Basin Russell Lake Alberta La Ronge Saskatchewan Saskatoon Manitoba Ontario Regina )

Royalty Description

The Company owns a 1.9701% NSR royalty (the "Russell Lake Royalty") on the Russel Lake and Russell Lake South Projects (collectively, the "Russell Lake Project").

The Russell Lake Royalty is a 1.9701% NSR payable pursuant to the interest that Rio Tinto or any of its subsidiaries, assignees or successors holds from time to time in the underlying property. The Company believes that its royalty applies to 23 of the 26 claims that currently comprise the exploration project.

About the Russell Lake and Russell Lake South Projects

The Russell Lake Project is an Early Exploration stage uranium project located in the southeastern rim of the Athabasca Basin near the Key Lake mine and mill. The Russell Lake Project is 100% owned by Rio Tinto Exploration Canada Inc. ("RTEC"), a wholly-owned subsidiary of Rio Tinto.

In a news release dated May 19, 2022, Skyharbour announced it had entered into an Option Agreement with RTEC to acquire up to 100% of the Russell Lake uranium project. Skyharbour, as operator, can earn an initial 51% interest in the property by paying $508,200 in cash, issuing 3,584,014 common shares to RTEC and funding $5,717,250 in exploration on the Russell Lake uranium project, inclusive of a 10% management fee to Skyharbour, over a period of 3 years. Skyharbour has a second option to earn an additional 19% interest for a total of 70%, and a further possible option to obtain the remaining 30% interest in the Russell Lake uranium project for an undivided 100% ownership interest.

Project Milestones & Recent Developments

The Russell Lake Project has seen extensive exploration by numerous companies since 1969. The earliest exploration program in the area was undertaken by Calta Mines Ltd, but Saskatchewan Mining Development Corp. ("SMDC"), Eldorado Resources, Cameco, Uranerz Exploration and Mining, Areva (now Orano) and its subsidiaries, Asamera Oil Corp. Ltd., Denison, Power Reactor and Nuclear Fuel Development Corporation ("PNC"), Northern Continental Resources ("NCR") and numerous others also worked the area over a 25-year period. This early work involved numerous airborne and ground geophysical surveys, ground geological, geochemical and prospecting surveys as well as overburden RC drilling and diamond drilling.

Prospective areas were identified by: (i) Denison at Kowalchuk Lake (Little Man Lake Zone); (ii) SMDC in 1981 at the Grayling Zone, with follow up by PNC and NCR; and (iii) PNC in the Christie Lake area. Exploration on the Russell Lake Project intensified after 2004, with extensive work completed by NCR and Roughrider Exploration (Hathor). Additional drilling was carried out in 2007 on the Grayling Zone (8 holes) and the South Russell area (14 holes), followed by an additional twenty-seven drill holes in 2008 testing geophysical targets in the Blue Steel, Christie Lake, Fox Lake Trail, Grayling Zone, Grayling East and Taylor Bay areas. Hathor acquired NCR in 2009. In 2012, Rio Tinto acquired Hathor, and proceeded to carry out surface biogeochemical and soil geochemical surveys; relogging and re-sampling of core; airborne VTEMMax; ground gravity, resistivity, and DCIP; and diamond drilling in the Kowalchuck, Grayling, Grayling West and Fox Lake Trail areas.

Uranium mineralization has been discovered in several areas on and/or immediately adjacent to the property, which remain prospective for additional uranium mineralization. Currently, no mineral resources are stated on the project and the project remains at an Early Exploration stage.

In a news release dated January 24, 2023, Skyharbour announced commencement of a 10,000 m exploration drilling program on the Russell Lake Project.

In a news release dated February 9, 2023, Skyharbour announced the signing of an exploration agreement with English River First Nation ("ERFN") for the Russell Lake and Moore Uranium Projects in respect of Skyharbour's exploration and evaluation activities within the traditional territory of ERFN.

Slick Rock

Unless otherwise indicated, the scientific and technical information herein regarding the Slick Rock Project has been derived from the technical report titled "The Shootaring Canyon Mill and Velvet-Wood and Slick Rock Uranium Projects, Preliminary Economic Assessment, National Instrument 43-101" with an effective date of May 6, 2023 (the "Slick Rock Technical Report"), prepared for Anfield and Anfield's other public disclosures, copies of which are available under its profile on SEDAR.

Project Summary Location: Colorado, USA Geological District: Uravan Mineral Belt, Paradox Basin Operator: Anfield Royalty Type: NSR Royalty %: 1% Project Stage: Advanced Mine Type: Conventional – Underground location (USA Wyoming Utah Denver Grand Junction Colorado Slick Rock Cortez Kansas new Mexico)

Royalty Description

The Company owns a 1.0% NSR uranium royalty (the "Slick Rock Royalty") on the Slick Rock Project located in Colorado, USA (the "Slick Rock Project"). The royalty applies only to uranium produced at the project and does not apply to vanadium or other minerals.

About the Slick Rock Project

The Slick Rock Project is an Advanced stage conventional uranium and vanadium project located in San Miguel County, Colorado, USA, approximately 23.9 miles north of the town of Dove Creek, and consists of 268 contiguous mineral lode claims and covers approximately 4,976 acres.

The Slick Rock Technical Report states that a total of 312 drill holes are available for the Slick Rock Project area. All of the drill holes are considered historic.

In a news release dated June 8, 2022, Anfield announced that it had completed the settlement of indebtedness with UEC. As part of the settlement, an asset swap was completed where Anfield acquired UEC's interest in the Slick Rock Project.

Project Milestones & Recent Developments

The information below regarding project milestones and recent developments for the Slick Rock Project has been summarized from the Slick Rock Technical Report as well as Anfield's public disclosure.

Surficial to shallow uranium/vanadium mineralization has been known in the Slick Rock area since the early 1900s (then called the McIntyre district). First mined for radium and minor uranium until 1923, numerous companies sporadically operated small scale mining and processing facilities along the Dolores River. In 1931, a mill was constructed by Shattuck Chemical Co. to process vanadium ore. In 1944, the area was worked by the Union Mines Development Corp. for uranium/vanadium ore.

By December of 1955, Union Carbide Nuclear Corp. ("UCNC") had drilled out a sufficient resource on the north side of Burro Canyon and began sinking three shafts. In December 1957, the shaft sinking was complete on the Burro No. 3, 5, and 7 mines to total depths of 408 feet, 414 feet, and 474 feet, respectively. In the same year, initial ore shipments were made to UCNC's concentrating mill at Slick Rock.

The Slick Rock Technical Report states an updated preliminary economic assessment for the combined Velvet-Wood and Slick Rock Projects. Project cost estimates are based on a conventional random room and pillar underground mine operation at the Velvet-Wood and Slick Rock mine areas. Mined material would be hauled by truck to the Shootaring Canyon Mill approximately 180 miles from Velvet-Wood and 200 miles from Slick Rock. Commodity prices used in the PEA are US$70.00/lb. for uranium oxide and US$12.00/lb. for V2O5. Respective mill recoveries are estimated at 92% U3O8 and 75% V2O5. Total initial capital expenditures, not including current and sunk costs, is estimated at US$122.3 million. Total weighted average operating expenses is estimated at US$244 per ton mined and processed. The total cost per ton to produce saleable uranium and vanadium products is estimated at US$290 per ton. This compares to an estimated gross value of US$741 per ton.

The technical report highlights a pre-tax project internal rate of return of 40% and a net present value of US$238 million, based on a discount rate of 8% and a uranium price of US$70.00/lb., along with a vanadium price of US$12.00/lb. for the two combined projects. The report states average annual production of approximately 750,000 pounds of uranium and 2.5 million pounds of vanadium per year is estimated over the 15-year mine life. The technical report estimates 1.7 million tons containing some 7.7 million pounds eU3O8 for the Slick Rock project alone, with a vanadium to uranium ratio of 6 to 1.

The PEA contained in the Slick Rock Technical Report is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that the preliminary economic assessment will be realized.

See " – Mineral Reserve and Resource Estimates" for further information regarding the foregoing mineral resource estimate.

San Rafael

Unless otherwise indicated, the scientific and technical information herein regarding the San Rafael Project has been summarized from Western Uranium's annual report on Form 10-K for the year ended December 31, 2022, a copy of which is available under Western Uranium's profile on EDGAR, from Western Uranium's other public disclosure, and the technical report titled "NI 43-101 Technical Report on the San Rafael Uranium Project (including the: Deep Gold Uranium Deposit and the Down Yonder Uranium Deposit), Emery County, Utah, USA", with an effective date of November 19, 2014 (the "Historic San Rafael Technical Report"), available under Western Uranium's profile on SEDAR. The Historic San Rafael Technical Report was originally prepared for Pinion Ridge Mining LLC, Homeland Uranium Inc., and Homeland Uranium Inc. (Canada).

Project Summary Location: Utah, USA Geological District: San Rafael Uranium District Operator: Energy Fuels Royalty Type: NSR Royalty %: 2% Project Stage: Development Mine Type: Conventional – Underground location (USA Utah San Rafael Colorado Arizona phoenix Albuquerque New Mexico Tucson El Paso)

Royalty Description

The San Rafael Royalty is a 2% NSR royalty of production of subject minerals mined or extracted from the San Rafael property. This includes all metals, minerals, ores, etc. that are found on the property except coal, oil, gas, and associated hydrocarbons. The royalty is calculated as either actual proceeds of sales of subject minerals as defined in the agreement, less certain expenses relating to weighing, assaying, analysis, sales brokerage costs, allowable transportation costs and allowable taxes or, in the case of non-arms' length sales, the market value of such products as determined in accordance with the underlying royalty agreement.

The San Rafael Royalty does not apply to the entire project area for the San Rafael Project. The San Rafael Royalty is applicable only to the 136 BM unpatented federal lode mining claims that comprise the majority of the project.

About the San Rafael Project

According to publicly available information, the San Rafael Project is a Development stage, conventional uranium project located in east-central Emery County, Utah, USA. The property is located on the eastern side of the San Rafael Swell in east-central Utah, approximately 140 air miles southeast of Salt Lake City. The San Rafael Project is 100% owned by Pinion Ridge Mining LLC, a wholly-owned subsidiary of Western Uranium.

Project Milestones & Recent Developments

The Deep Gold deposit was originally discovered by Continental Oil Company ("Conoco") and Pioneer Uravan geologists in the late 1960s and 1970s to early 1980s, respectively. Exploration drilling was conducted just east of the core of the Tidwell Mineral Belt and north-northeast of the Acerson Mineral Belt. The area containing the deposits was considered to contain highly prospective paleo trunk stream channel trends. Some of the larger historic producing mines in the area were Atlas Minerals' Snow, Probe, and Lucky Mines. In addition to Conoco, Pioneer Uravan, and Atlas Minerals, the United States Atomic Energy Commission (the "AEC") and other companies (Union Carbide Corporation, Energy Fuels Nuclear, Inc., and others) conducted exploration drilling and mining in the area.

The Tidwell mineral Belt and the San Rafael Uranium District have been the sites of considerable historic exploration drilling and production, with over 4.0 million pounds of uranium and 5.4 million pounds of vanadium produced. Production from the Snow, immediately up dip of the Deep Gold deposit, which produced for nine years, starting in March 1973, and ending in January 1982 consisted of 650,292 pounds U3O8 contained in 173,330 tons of material at an average grade of 0.188% U3O8.

The Historic San Rafael Technical Report stated a combined Indicated Mineral Resource for the entire San Rafael Project comprises a resource of 758,000 tons at 0.225% U3O8 containing 3,404,600 lbs. U3O8 and an Inferred Mineral Resource of 453,800 tons at 0.205% U3O8 containing 1,859,500 lbs. U3O8. The Company is treating the Historic San Rafael Technical Report and the mineral resource estimate therein as historical in nature and notes that a qualified person has not done sufficient work to classify the historical estimates as current mineral resources. The Company is disclosing the historical estimates contained therein for illustrative purposes, to provide readers with relevant information regarding the San Rafael Project. There are numerous uncertainties inherent in the historical estimate, which is subject to all of the assumptions, parameters and methods used to prepare such historical estimate. In addition, the Company is unable to confirm the exact portion of the identified historical resources that are covered by the royalty with the information currently available.

Western Uranium stated that next steps for the San Rafael Project is further mine permitting and that the San Rafael Project is currently being held as a property that is exploratory in nature with no identified reserves.

See " – Mineral Reserve and Resource Estimates" for further information regarding the foregoing mineral resource estimate.

Whirlwind

Unless otherwise indicated, the scientific and technical information herein regarding the project history for the Whirlwind Project has been summarized from the Historic NI 43-101 Technical Report titled "Updated Technical Report on Energy Fuels Resources Corporations' Whirlwind Property (Including Whirlwind, Far West, and Crosswind Claim Groups and Utah State Metalliferous Minerals Lease ML-49312), Mesa County, Colorado and Grand County, Utah", with an effective date of March 15, 2011 (the "Historic Whirlwind Technical Report"), a copy of which is available under Energy Fuels' profile on SEDAR, and in Energy Fuels' public disclosure, available under Energy Fuels' profile on EDGAR.

Project Summary Location:Geological District: Operator: Royalty Type: Royalty %: Project Stage: Mine Type: Utah/Colorado, USA Uravan Mineral Belt Energy Fuels GOR 2 – 4% Development Conventional – Underground Location (USA Utah Colorado Whirlwind Arizona phoenix Tucson Albuquerque New Mexico El Paso)

Royalty Description

The Company owns a 2% - 4% sliding scale GVR royalty (the "Whirlwind Royalty") on Utah State Mining Lease ML49312 comprising approximately 320 acres.

The Whirlwind Royalty is a gross overriding royalty equal to 2% - 4% of the gross value from the sale of uranium oxide (commonly referred to as "yellowcake") and vanadium pentoxide (commonly referred to as "black flake") derived from ore mined from Utah State Mining Lease 49312, less certain specified deductions, including actual charges or costs of weighing, sampling, assaying, and analysis, sales brokerage costs, allowable transportation costs, and any allowable taxes as defined in the agreement. In lieu of the royalty payment, URC may at its election, on an annual basis, take its royalty as an in-kind production royalty of ore or concentrates for both yellowcake and black flake directly from the Whirlwind mine site. The Whirlwind Royalty does not apply to the entire project area for the Whirlwind Project. The royalty currently applies to approximately 320 acres, or approximately 11% of the currently defined project area.

About the Whirlwind Project

The Whirlwind Project is a Development stage, conventional uranium project that straddles the Utah/Colorado border, 4.5 miles southwest of Gateway, Colorado, USA. The project is located in the Beaver Mesa District of the Uravan Mineral Belt. The Whirlwind Project comprises 126 unpatented lode mining claims covered by three Mineral Leases and Utah State Mineral Lease ML49312 covering 320 acres for a total acreage of about 2,800 acres. The Utah State Mining Lease ML49312 covers the West ½ of Section 16, Township 25 South, Range 26 East, SLPM.

The Whirlwind Project is 100% owned by EFR Colorado Plateau LLC, a wholly-owned subsidiary of Energy Fuels. Energy Fuels also owns the White Mesa Mill, an existing conventional uranium mill located near Blanding, Utah, approximately 130 miles from the Whirlwind Project.

Project Milestones & Recent Developments

Ores in this and other parts of the Uravan Mineral Belt were mined intensively in the early 20th century for radium (about 1914 – 1923). The Gateway/Beaver Mesa District of the Uravan Mineral Belt was mostly idle from the 1920s until about 1937 when several mills were built to process the ore for its vanadium content. Uranium became the emphasis of the district when the U.S. Army's Manhattan Project came to the area in 1943. The AEC purchased concentrates from the several area mills from 1947 through 1970. Mining diminished until the mid-1970s when the private market price of uranium began rising to record levels. The area boomed until 1985 when the uranium price decline brought on by the Three Mile Island nuclear plant incident made most mining here unprofitable. When the price of vanadium experienced a brief spike in 1989-1990, several mines in the Uravan Mineral Belt were reactivated, including some on the Whirlwind Property. The last underground mining within the property boundary was in 1990 when the Umetco Minerals Corporation ("Umetco") contractor mined 4,200 tons at 0.44% U3O8 and 1.06% V2O5 from the west end of the La Sal No.6 area, accessed through the Packrat portal.

In the 1970s, the area covered by the Whirlwind Project was held by several entities. The resources of the Whirlwind Mine were developed by Pioneer Uravan, which did not control any of the nearby mines that had portals in the canyon rim. Umetco, who controlled the Packrat and several other mines to the north, acquired the property from Pioneer Uravan in about 1984. Cotter Corporation ("Cotter") staked the same area later in 1994 as the Liberty group. Neither Umetco nor Cotter did any underground work in the mine. Cotter conducted a small drilling project which resulted in a minor increase to associated vent holes, and Cotter reclaimed its Liberty Mine (Whirlwind) portal in the next few years. As the uranium and vanadium prices began increasing in 2004, Lee Sutherland of Little Maverick Mining Company staked new claims beginning in January 2005, covering the old mines and an area of indicated mineral resources. The claims of the Whirlwind group include the Packrat, part of the Hubbard, and some of the Lumsden group of mines, as well as the La Sal and southern end of the Bonanza mine areas.

When initial development was stopped in September 1981, there were two main headings in the Whirlwind Mine. The Whirlwind Mine has been rehabilitated to both faces and the main haulage drifts enlarged to accommodate larger haul trucks. Due to the declining uranium price, the mine was placed on standby following the rehabilitation work in late 2008. In order to conserve cash, a decision to stop pumping and treating water was made in December 2009.

Stated historical indicated resources totaled 1.10 Mlbs U3O8 and 3.60 Mlbs V2O5 in 188,000 tons of ore grading 0.29% eU3O8 and 0.96% V2O5 respectively. Stated historical inferred resources totaled 2.00 Mlbs U3O8 and 6.47 Mlbs V2O5 in 437,000 tons of ore grading 0.23% eU3O8 and 0.74% V2O5 respectively. The historical resources were estimated at a uranium cut-off grade of 0.06% eU3O8. This cut-off grade is based on using a long-term uranium price of $77.50/lb. U3O8 and a vanadium price of $7.50/lb. V2O5. Vanadium grades are based on assays where taken, and otherwise estimated at the average V2O5:U3O8 ratio of 3.24:1.

The Company is treating the Historic Whirlwind Technical Report and the mineral resource estimate therein as historical in nature and notes that a qualified person has not done sufficient work to classify the historical estimates as current mineral resources. With the institution of the new Regulation S-K 1300 regulatory framework, the previous resources stated under NI 43-101 are no longer current and Energy Fuels no longer states resources for the Whirlwind Project. The Company is disclosing the historical estimates contained therein for illustrative purposes, to provide readers with relevant information regarding the Whirlwind Project. There are numerous uncertainties inherent in the historical estimate, which is subject to all of the assumptions, parameters and methods used to prepare such historical estimate.

Energy Fuels states in its annual report on Form 10-K for the year ended December 31, 2022, that work was initiated at Whirlwind in 2022 to rehabilitate the existing decline. Work progressed until December 2022, when it was put on hold due to inclement weather. Energy Fuels has stated plans to finish rehabilitation work on the Whirlwind decline in 2023, but no current reserves have been identified on the project.

See " – Mineral Reserve and Resource Estimates" for further information regarding the foregoing mineral resource estimate.

Workman Creek

Unless otherwise indicated, the scientific and technical information herein regarding the Workman Creek Project has been derived from the technical report titled "2022 Initial Assessment on the Workman Creek Project, US SEC Subpart 1300 Regulation S-K Report, Gila County, Arizona, USA", with an effective date of February 14, 2023 (the "Workman Creek Technical Report"), prepared for UEC and UEC's other public disclosures, a copy of which is available under UEC's profile on SEDAR and EDGAR.

Project Summary Location:Geological District: Operator: Royalty Type: Royalty %: Project Stage: Mine Type: Arizona, Sierra Ancha / Apache BasinUSA UEC NSR 1% Development Conventional - Underground Location(USA California Arizona Prescott Workman Creek Phoenix Tucson New Mexico

Royalty Description

The Company owns a 1.0% NSR uranium royalty (the "Workman Creek Royalty") on the Workman Creek Project located in Arizona, USA (the "Workman Creek Project").

About the Workman Creek Project

According to publicly available information, the Workman Creek Project is a Development stage conventional uranium project located in the Sierra Ancha region in Gila County, Arizona, approximately 70 miles northeast of Phoenix and about 31 miles northwest of Globe. The Project consists of three claim blocks, the main contiguous claim block along Workman Creek and two non-contiguous claim blocks (Pendleton and Oak Creek), totaling 198 unpatented mining claims comprising approximately 3,871 acres.

Project Milestones & Recent Developments

Exploration in the Workman Creek area commenced in 1954, when the United States Atomic Energy Commission carried out reconnaissance exploration work that led to a staking rush and increased activity until the late 1970s. UEC has disclosed that in 1975, Wyoming Minerals Corporation, a subsidiary of Westinghouse Corporation, re-evaluated and acquired mining rights to the most prominent pre-1960 uranium showings in the region, which included and led to the development of, among others, the Workman Creek area, and, by 1980, had drilled at least 432 drill holes in the Workman Creek area and completed a feasibility study. Shortly after the feasibility study was completed, the uranium market saw a prolonged depression.

Rodinia Minerals Inc. began exploration at the Workman Creek Project in 2005, which included radiometric, geochemical and radon-gas surveys on several claim blocks and the completion of a resource estimate.

In February of 2023, UEC filed the Workman Creek Technical Report, which includes a Regulation S-K 1300 mineral resource estimate for the Workman Creek Project. The report disclosed an estimated inferred mineral resource of 4.459 Mlbs U3O8 (1.981 million short tons or 1.797 million tonnes at an average grade of 0.113% U3O8). UEC stated that economic factors were applied to the estimates in consideration of reasonable prospects for economic extraction using a commodity price of US$75.00/lb. uranium oxide and that metallurgical recovery was assumed at 90%.

See " – Mineral Reserve and Resource Estimates" for further information regarding the foregoing mineral resource estimate.

Mineral Reserve and Resource Estimates

The tables below set forth the estimated mineral reserve and resources for the projects underlying the Company's existing royalty interests and those it has options to acquire. The information set forth in the tables below is based on publicly available information as of the date of this Annual Information Form. See "Technical and Third Party Information".

The mineral reserve estimates have been estimated in accordance with CIM Definition Standards and NI 43-101 and the mineral resources set forth in the tables below have been estimated in accordance with CIM Definition Standards and NI 43-101, JORC or Regulation S-K 1300. Mineral resources that are not mineral reserves do not have demonstrated economic viability. See "Note Regarding Mineral Reserve and Resource Estimates".

The scientific and technical information in the tables below was publicly disclosed by the companies that own the projects, or their affiliates, in various documents that are referenced in the notes below. The figures in the tables below have been rounded and, in some instances, may not exactly match the figures that were disclosed.

Certain of the Company's royalty interests do not cover the entire property associated with the operator's publicly reported figures and the Company is not in a position to report separate resource estimates for those properties. Please see the individual property disclosures in this Annual Information Form for further information.

Royalty Interests

The following are mineral resource estimates for the Company's royalty interests.

Resources(1)
Deposit	Measured			Indicated			Total Measured and Indicated			Inferred
	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8
	(millions)	(% U3O8)	(Mlbs)	(millions)	(% U3O8)	(Mlbs)	(millions)	(% U3O8)	(Mlbs)	(millions)	(% U3O8)	(Mlbs)

Anderson(2)	-	-	-	16.175	0.099	32.06	16.175	0.099	32.06	-	-	-
Church Rock(3)	-	-	-	-	-	-	-	-	-	30.73	0.075	50.82
Cigar Lake(4)	0.05	6.06	6.40	0.31	14.28	98.90	0.36	13.27	105.3	0.178	5.62	22.10
Dawn Lake(5)	-	-	-	0.18	4.42	17.90	0.18	4.42	17.9	0.046	1.02	1.00
Dewey-Burdock(6)	4.92	0.132	14.29	1.79	0.072	2.84	6.70	0.116	17.12	0.59	0.055	0.71
Energy Queen(7)	-	-	-	-	-	-	-	-	-	0.147	0.25	0.75
Lance(8)	3.40	0.049	3.70	11.10	0.050	12.10	14.50	0.049	15.80	36.20	0.047	37.80
Langer Heinrich(9)	105.64	0.043	100.18	23.54	0.038	19.48	129.18	0.042	119.66	11.0	0.034	8.40
McArthur(10)	0.075	2.23	3.70	0.063	2.23	3.10	0.138	2.23	6.80	0.039	2.89	2.50
Michelin(11)	17.80	0.097	38.00	36.70	0.083	67.60	54.50	0.097	105.60	13.10	0.076	22.10
Reno Creek(12)	13.60	0.043	12.92	15.41	0.039	13.07	29.01	0.041	26.00	1.74	0.039	1.49
Roca Honda(13)	0.21	0.477	1.98	1.64	0.47	15.64	1.68	0.477	17.62	1.37	0.457	13.84
Roughrider(14)	-	-	-	0.389	3.25	27.8	0.389	3.25	27.8	0.359	4.55	36.00
Slick Rock(15)	-	-	-	-	-	-	-	-	-	1.59	0.23	7.86
Workman Creek(16)	-	-	-	-	-	-	-	-	-	1.80	0.11	4.46

Notes:

(1)
Where applicable, third-party resource estimates disclosed in tons have been converted to metric tonnes for presentation purposes.
(2)
The mineral resources were estimated in accordance with Regulation S-K 1300 standards in the United States and are disclosed in the Anderson SEC Technical Report Summary. Estimated indicated mineral resources are at a 0.02% eU3O8 grade cutoff and a 0.1 ft% GT (grade x thickness per intercept) cutoff. Mineral resources were estimated separately for each mineralized zone. The total contained mineralized material was first estimated with the foregoing metrics, then reasonable prospects for economic extraction were applied. Indicated mineral resources are reported within the Conceptual Mining envelopes of the historical NI 43-101 technical report on the project that was completed by UEC in July of 2014 as having reasonable prospects for economic extraction and represent an 18% reduction from the estimate of total mineralized material.
(3)
The mineral resources were estimated in accordance with NI 43-101 and are disclosed in the Church Rock Technical Report. The effective date of the mineral resource estimate is September 30, 2017, and the estimate was prepared using a cut-off grade of 0.02% eU3O8, minimum thickness of 2.0 feet, internal maximum dilution of 5 feet, grade values have not been adjusted for disequilibrium, tonnage factor of 15 cubic feet per ton.
(4)
The mineral resources were estimated in accordance with NI 43-101 and are disclosed in Cameco 2022 AIF. The resources do not include amounts that have been identified as mineral reserves.

(5)
The mineral resources were estimated in accordance with NI 43-101 and are disclosed in Cameco 2022 AIF. The resources do not include amounts that have been identified as mineral reserves.
(6)
The Dewey-Burdock Royalty does not apply to the entire project area covered by this estimate and covers approximately 17% of the aggregate surface and mineral rights disclosed in the Dewey-Burdock Technical Report. The mineral resources were estimated in accordance with NI 43-101 and are disclosed in the Dewey-Burdock Technical Report. The effective date of the mineral resource estimate is December 3, 2019, and the estimate was prepared using a cut-off grade of 0.02% U3O8 and a GT (grade x thickness per intercept) cut-off of 0.20 m% U3O8 for use in the GT (grade x thickness per intercept) contour method.
(7)
The Energy Queen Royalty does not apply to the entire project area covered by this estimate, it currently applies to approximately 546 acres, or approximately 6% of the overall La Sal Project area. Regulation S-K 1300 definitions were followed for all Mineral Resource categories. These definitions are also consistent with CIM (2014) definitions in NI 43-101. Uranium Mineral Resources are estimated at a cut-off grade of 0.17% U3O8. The cut-off grade is calculated using a metal price of $65/lb. U3O8. No minimum mining width was used in determining Mineral Resources. Mineral Resources are based on a tonnage factor of 14.5 ft3/ton (Bulk density 0.0690 ton/ft3 or 2.21 t/m3).
(8)
The 4% Lance Royalty does not apply to the entire project area covered by this estimate and covers approximately 15% of the stated Peninsula holdings owned. The 1% Lance Royalty applies to all uranium and related minerals from the entire project area. The mineral resources were estimated in accordance with JORC. The mineral resources were calculated using a GT (grade x thickness per intercept) product contour of 0.2 m% and a cut-off of 200 ppm U3O8. The resource estimate is set forth in Peninsula's quarterly activities report for the quarter ended December 31, 2020.
(9)
Resources are reported according to the JORC Code. Measured resources include those identified as stockpiles. The measured and indicated U3O8 mineral resources are inclusive of those mineral resources modified to produce the ore reserves. 200 ppm U3O8 cut-off applied to in-situ mineral resources – 250 ppm U3O8 cut-off applied to stockpiles at the time of mining. Resources are depleted for mining. Mineral resources are reported on a 100% ownership basis, of which Paladin has a 75% interest. The estimate was disclosed in Paladin's Australian Securities Exchange release titled "Langer Heinrich Mine Restart Plan Update, Mineral Resource and Ore Reserve Update" dated November 4, 2021.
(10)
The mineral resources were estimated in accordance with NI 43-101 and are disclosed in Cameco 2022 AIF. The resources do not include amounts that have been identified as mineral reserves.
(11)
The mineral resources were estimated in accordance with JORC and are disclosed in Paladin's annual report for the year ended June 30, 2021. Cut-off grades for all deposits except Jacques Lake reflect the use of open cut (200 ppm) and underground (500 ppm) mining methodologies in the determination of prospects for eventual economic extraction. For Jacques Lake, there were insufficient mineral resources remaining after pit optimization studies to warrant any portion being considered for underground mining.
(12)
The Reno Creek Royalty does not apply to the entire North Reno Creek area, which represents approximately 45% of the measured and indicated resource and approximately 85% of the inferred resource contained in the North Reno Creek area of the project. The operator disclosed such resource estimates under Regulation S-K 1300 standards in the United States. The estimate was prepared using a cut-off grade 0.2 GT (grade x thickness per intercept).
(13)
The estimate was prepared by the operator under Regulation S-K 1300 standards in the United States. Mineral resources are estimated at a U3O8 cut-off grade of 0.19% U3O8. A minimum mining thickness of six feet was used, along with $241/ton operating costs, $65/lb. U3O8 price, and 95% recovery. Bulk density is 0.067 ton/ft3 (15.0 ft3/ton or 2.14 t/m3). United States tons have been converted to metric tonnes for this table.
(14)
The mineral resources were estimated under Regulation S-K 1300. Mineral resources are disclosed in the Roughrider Technical Report and are reported as of January 1, 2023. Mineral resources are reported diluted within the Mine Stope Optimization shapes based on a U3O8 price of US$56.00/lb. of U3O8 and metallurgical recovery of 97%. Cut and Fill and Long Hole Open Stope scenario cut-off grades are 0.52% and 0.45% U3O8, respectively.
(15)
The mineral resources were estimated in accordance with NI 43-101 and are disclosed in the Slick Rock Technical Report. The effective date of the mineral resource estimate is May 6, 2023, and the estimate was prepared using a GT (grade x thickness per intercept) cut-off of 0.40 m% U3O8 for use in the GT (grade x thickness per intercept) contour method.
(16)
The mineral resources were estimated under Regulation S-K 1300. Mineral resources are disclosed in the Workman Creek Technical Report and are reported as of February 14, 2023. Economic factors have been applied to the estimates in consideration of reasonable prospects for economic extraction using a commodity price of $75.00/lb. uranium oxide. Metallurgical recovery was assumed at 90%.

Historical Resources(1)
Deposit	Measured			Indicated			Total Measured and Indicated			Inferred
	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8
	('000s)	(% U3O8)	(Mlbs)	(millions)	(% U3O8)	(Mlbs)	(millions)	(% U3O8)	(Mlbs)	(millions)	(% U3O8)	(Mlbs)
San Rafael(2)	-	-	-	0.69	0.23	3.40	0.69	0.23	3.40	0.41	0.21	1.86
Whirlwind(3)	-	-	-	0.15	0.30	1.00	0.15	0.30	1.00	0.40	0.23	2.00

Notes:

(1)
Historical resource estimates cannot be considered current mineral resources and may ultimately prove unreliable.
(2)
The San Rafael Royalty does not apply to the entire project area covered by this estimate. The San Rafael Royalty is applicable only to the 136 BM unpatented federal lode mining claims that comprise the majority of the project. The mineral resources were estimated in accordance with NI 43-101 and are disclosed in the Historic San Rafael Technical Report. The Company is treating the resource estimates as historical in nature and notes that a qualified person has not done sufficient work to classify the historical estimates as current mineral resources.
(3)
The Whirlwind Royalty does not apply to the entire project area covered by this estimate. The royalty currently applies to approximately 320 acres, or approximately 11% of the currently defined project area. The mineral resources were estimated in accordance with NI 43-101 and are disclosed in the Historic Whirlwind Technical Report. The Company is treating the resource estimates as historical in nature and notes that a qualified person has not done sufficient work to classify the historical estimates as current mineral resources.

The following are mineral reserve estimates for McArthur River, Cigar Lake and Langer Heinrich.

	Proven			Probable			Total Mineral Reserves
Property	Tonnes ('000s)	Grade % U3O8	Content (Mlbs U3O8)	Tonnes ('000s)	Grade % U3O8	Content (lbs. U3O8)	Tonnes ('000s)	Grade % U3O8	Content (Mlbs. U3O8)	Metallurgical Recovery (%)
McArthur River(1)	2,138.3	7.00	329.9	530.7	5.47	64.0	2,669.0	6.70	394.0	99.0
Cigar Lake(1)	308.9	16.25	110.7	99.1	20.19	44.1	408.0	17.21	154.8	98.8
Langer Heinrich(2)	74.8	0.04	73.6	10.0	0.05	10.2	84.8	0.04	83.8	90.0

Note:

(1)
The mineral reserves were estimated in accordance with NI 43-101, as disclosed in the Cameco 2022 AIF, effective as of December 31, 2022. The reserve estimate was estimated by Cameco using a constant dollar average uranium price of approximately US$53.00/lb. U3O8 and an exchange rate of US$1.00 = $1.26.
(2)
Ore reserves are reported according to the JORC Code. Ore Reserves are reported on a dry basis. Proved ore reserves are inclusive of ore stockpiles. 250 ppm cut-off applied. A metal price of US$50.00/lb. U3O8 was used. Tonnage figures have been rounded and may not add up to the totals quoted. Ore Reserves reported on a 100% ownership basis, of which Paladin has a 75% interest.

RISK FACTORS

Investing in the securities of the Company is speculative and involves a high degree of risk due to the nature of the Company's business and the present stage of its development. The risk factors outlined in this section and elsewhere in this Annual Information Form should be carefully considered by investors when evaluating an investment in the Company. These risk factors list some, but not all, of the risks and uncertainties that may have a material adverse effect on the Company's securities, future business, operations and financial condition and that could cause actual events to differ materially from those set forth in Forward-Looking Statements. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also impair the Company's business operations. If the Company is unable to prevent events that have a negative effect from occurring, then its business, results of operations, financial condition and cash flows and the market price of its securities could be materially and adversely affected.

Risks Related to the Business of URC

Dependence on third party operators.

The Company is not and will not be directly involved in the exploration, development and production of minerals from, or the continued operation of, the mineral projects underlying the royalties, streams and similar interests that are or may be held by the Company. The exploration, development and operation of such properties is determined and carried out by third party owners and operators thereof and any revenue that may be derived from the Company's asset portfolio will be based on production by such owners and operators. Third-party owners and operators will generally have the power to determine the manner in which the properties are exploited, including decisions regarding feasibility, exploration and development of such properties or decisions to commence, continue or reduce, or suspend or discontinue production from a property.

The interests of third-party owners and operators and those of the Company may not always be aligned. As an example, it will usually be in the interest of the Company to advance development and production on properties as rapidly as possible, in order to maximize near-term cash flow, while third party owners and operators may take a more cautious approach to development, as they are exposed to risk on the cost of exploration, development and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and emphasize production from, projects or areas of a project that are not subject to royalties, streams or similar interests that are or may be held by the Company.

The inability of the Company to control or influence the exploration, development or operations for the properties in which the Company holds or may hold royalties, streams and similar interests may have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the owners or operators may take action contrary to the Company's policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with the Company; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator's ability to advance such properties or perform its obligations under arrangements with the Company.

The Company may not be entitled to any compensation if the properties in which it holds or may hold royalties, streams and similar interests discontinue exploration, development or operations on a temporary or permanent basis.

The owners or operators of the projects in which the Company holds an interest may, from time to time, announce transactions, including the sale or transfer of the projects or of the operator itself, over which the Company has little or no control. If such transactions are completed, it may result in a new operator, which may or may not explore, develop or operate the project in a similar manner to the current operator, which may have a material adverse effect on the Company's business, results of operations and financial condition. The effect of any such transaction on the Company may be difficult or impossible to predict.

Majority of the Company's assets are non-producing.

A substantial majority of the Company's royalty interests are on non-producing properties, or on properties that do not have established mineral reserves under applicable Canadian or U.S. disclosure standards. While a number of the properties underlying the Company's current royalty interests are relatively advanced, only the Waterbury Lake / Cigar Lake and McArthur River mines are currently in production. Only the McArthur River Royalty is currently paying through our election to receive physical uranium. Plans are advancing for the restart of the Langer Heinrich and Lance mines. There is also a risk that production plans change. These and any future royalty, streaming or similar interests the Company acquires may not achieve production or produce any revenues.

While the discovery of uranium deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties, streams and similar interests that are or may be held by the Company will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying the Company's current or future interests not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties underlying the Company's current or future interests will be brought into a state of commercial production or that projects on care and maintenance will recommence production activities.

The failure of any of the properties underlying the Company's non-producing interests to achieve production on schedule or at all would have a material adverse effect on the Company's asset carrying values or the other benefits the Company expects to realize from its royalties and other interests or the acquisition of royalty interests, and potentially our business, results of operations, cash flows and financial condition.

Risks faced by owners and operators.

To the extent that they relate to the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company holds or may hold royalties, streams or similar interests, the Company will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Due to their size and scale, the success of resource-based projects often depends on the ability of the owners to raise the capital required to successfully explore, develop and operate a project. As such, the Company’s ability to generate revenues from its interests can be dependent on the underlying operators’ ability to secure financing when required. This ability may be affected by, among other things, general economic and market conditions. Any inability of the operators of the projects underlying the Company’s interests to raise required financing for such projects on favourable terms or at all may impact the future prospects of such interests and have a material and adverse effect on the Company’s results of operation and financial condition.

Mineral exploration, development and production generally involves a high degree of risk. Such operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in exploration, development and production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down such activities temporarily or permanently. Mineral exploration, development and production is subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability for the owners or operators thereof. The exploration for, and development, mining and processing of, mineral deposits involves significant risk that even a combination of careful evaluation, experience and knowledge may not eliminate.

Commodities price risks.

The value derived by the Company from its asset portfolio is directly tied to uranium prices and is particularly sensitive to changes in the market price of uranium. This is especially the case for physical uranium inventories acquired by the Company from time to time. Additionally, the value of the Company's royalty interests, including the amount of payment thereunder, and the potential future development of the projects underlying its interests are directly related to the market price of uranium and other commodity prices.

Uranium prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the United States dollar and other currencies, geopolitical events in significant mining countries and a number of other factors. Such external economic factors are, in turn, influenced by changes in international investment patterns, monetary systems and political developments. Uranium, being a commodity, is by its nature subject to wide price fluctuations and future material price declines could result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or similar interests that the Company may hold. Any such price decline may have a material adverse effect on the Company's business, results of operations and financial condition.

Limited or no access to data or the operations underlying the Company's interests.

The Company is not, and will not be, the owner or operator of any of the properties underlying its current or future royalties, streams and similar interests and has no input in the exploration, development or operation of such properties. Consequently, the Company has limited or no access to related exploration, development or operational data, including information underlying resource and reserve estimates, or to the properties themselves. This could affect the Company's ability to assess the value of a royalty or similar interest. This could also result in delays in cash flow from that anticipated by the Company, based on the stage of development of the properties underlying its royalties and similar interests. The Company's entitlement to payments in relation to such interests may be calculated by the royalty payors in a manner different from the Company's projections and the Company may not have rights of audit with respect to such interests. In addition, some royalties, streams or similar interests may be subject to confidentiality arrangements that govern the disclosure of information with regard to such interests and, as a result, the Company may not be in a position to publicly disclose related non-public information. The limited access to data and disclosure regarding the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company has an interest may restrict the Company's ability to assess value, which may have a material adverse effect on the Company's business, results of operations and financial condition. The Company attempts to mitigate this risk by building relationships with various owners, operators and counterparties, in order to encourage information sharing.

Future financing requirements.

The Company has no current source of operating revenue and may require additional equity and/or debt financing in order to fund its business plan. The Company's ability to arrange such financing in the future will depend, in part, on prevailing economic and market conditions. If additional financing is raised by the issuance of Common Shares or securities exchangeable for or convertible into Common Shares, investors may suffer additional dilution. In the event that the Company incurs indebtedness, the level of such indebtedness could impair its ability to obtain additional financing on a timely basis.

There can be no assurance that the Company will be successful in any efforts to arrange any such additional financing on terms satisfactory to it, or at all. This may impair the Company’s ability to execute its business plan or take advantage of business opportunities as they may arise, which may have a material and adverse effect on its results of operations and financial condition.

Dependence on future payments from owners and operators.

The Company will be dependent to a large extent on the financial viability and operational effectiveness of owners and operators of the properties underlying the royalties, streams and similar interests that are or may be held by the Company. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, recovery by the operators of expenses, the establishment by the operators of mineral reserves for such expenses or the bankruptcy, insolvency or other adverse financial condition of the operator. The Company's rights to payment under royalties and similar interests must, in most cases, be enforced by contract without the protection of a security interest over property that the Company could readily liquidate. This inhibits the Company's ability to collect outstanding royalties in the event of a default. In the event of bankruptcy, insolvency or other arrangement of an operator or owner, the Company will be treated like any other unsecured creditor, and therefore have a limited prospect for full recovery of royalty or similar revenue.

Investment price risks.

The value of the Company's current and future equity investments, including its investment in Yellow Cake and QRC, is and will be, exposed to fluctuations in the quoted market price depending on a number of factors, including general market conditions, company-specific operating performance and the market price of uranium. The Company does not currently utilize any derivative contracts to reduce this exposure. The Company may be unable to sell its entire interest in an investment without having an adverse effect on the fair value of the security due to low trading volumes on some investments.

Global financial conditions.

Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, pandemics, geopolitical instability, inflation, changes to interest rates, energy prices or sovereign defaults. Continued levels of high inflation or a return to a recession or a weak recovery, due to factors including disruptions in financial markets in the United States or globally, natural disasters, trade policy issues, changes in energy prices, political upheavals, war or unrest could cause adversely impact our results of operations, including by negatively impacting the ability of the operators of the properties underlying our royalty and other interests to continue development or production operations.

Any sudden or rapid destabilization of global economic conditions could negatively impact the Company's ability to obtain equity or debt financing, on acceptable terms or at all. Additionally, global economic conditions could impact the ability of the owners and operators of the properties underlying the Company interests to obtain any necessary financing arrangements to maintain or continue planned development, production or other activities on such properties, which may adversely affect our financial condition or results of operations. Increased levels of volatility and market turmoil can adversely impact the operations of the Company, the price of uranium and the value and the price of the URC Shares could be adversely affected.

Acquisition strategy.

In the ordinary course of business, the Company engages in a continual review of opportunities to acquire uranium royalties, streams or similar interests, as well as physical uranium, from third party natural resource companies and others. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions. The Company cannot ensure that it can complete any acquisition, transaction or business arrangement that it pursues, or is pursuing, on favourable terms or at all, or that any acquisition, transaction or business arrangement completed will ultimately benefit the Company. The Company may consider obtaining debt commitments for acquisition financing. In the event that the Company chooses to raise debt capital to finance any acquisition, its leverage may be increased. The Company may also issue common shares to fund acquisitions. Issuances of common shares could dilute existing shareholders and may reduce some or all of the Company's per share financial measures.

Problems concerning the existence, validity, enforceability, terms and geographic extent of the Company's royalty interests.

Defects in or disputes relating to the royalty interests the Company holds or acquire may prevent it from realizing the anticipated benefits from these interests and could have a material adverse effect on business, results of operations, cash flows and financial condition of the Company. Material changes could also occur that may adversely affect management's estimate of the carrying value of the Company's royalty interests and could result in impairment charges.

While the Company seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalty interests it acquires, there can be no assurance that disputes or other problems concerning these, and other matters or other problems will not arise. Confirming these matters is complex and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the agreement reflecting the royalty interest. Similarly, in many jurisdictions, royalty interests are contractual in nature, rather than interests in land, and therefore may be subject to risks resulting from change of control, bankruptcy or insolvency of operators, and our royalty interests could be materially restricted or set aside through judicial or administrative proceedings. The Company's financial condition and results of operations may also be negatively impacted as a result of an event of insolvency or bankruptcy involving the owners or operators of the properties underlying our interests.

Royalties, streams and similar interests may not be honoured by operators of a project.

Royalties, streams and similar interests are typically contractually based. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects.

Operators and other parties to the agreements governing our existing or future royalty or other interests may interpret our interests in a manner adverse to us or otherwise may not abide by their contractual obligations. Non-performance by the Company's counterparties may occur if such counterparties find themselves unable to honour their contractual commitments due to financial distress or other reasons. In such circumstances, the Company may not be able to secure similar agreements on as-competitive terms or at all. No assurance can be given that the Company's financial results will not be adversely affected by the failure of a counterparty or counterparties to fulfill their contractual obligations in the future. Such failure could have a material adverse effect on the Company's business, results of operations and financial condition.

To the extent grantors of royalties, streams and similar interests that are or may be held by the Company do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Such litigation may be time-consuming and costly, and the Company may or may not be successful in enforcing its rights. Should any such decision be determined adversely to the Company, it may have a material adverse effect on the Company's business, results of operations and financial condition.

Disputes could arise challenging, among other things, methods for calculating the royalty interest; various rights of the operator or third parties in or to the royalty interest or the underlying property; the obligations of a current or former operator to make payments on royalty interests; and various defects or ambiguities in the agreement governing a royalty interest.

Risks related to mineral reserves and resources.

The estimated mineral reserves and resources on properties underlying the royalties, streams or similar interests that are or may be held by the Company are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted by the owners or operators of the properties. Further, it may take many years from the initial phase of drilling before production is possible and, during that time, the economic feasibility of exploiting a discovery may change. Market price fluctuations of commodities, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying the royalties, streams or similar interests that are or may be held by the Company unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure; by governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection; and by political and economic stability.

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill holes or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying the royalties, streams or similar interests that are or may be held by the Company constitute or will be converted into reserves. Any of the foregoing factors may require operators to reduce their reserves and resources, which may have a material adverse effect on the Company's business, results of operations and financial condition.

Depleted mineral reserve replacement.

Mines have a limited time of operation as a result of the proven and probable mineral reserves attributed to a specific mine. A mining company operating a specific mine will be required to replace and expand mineral reserves depleted by a mine's production to maintain production levels over the long term. It is possible to replace depleted mineral reserves by expanding known ore bodies through exploration, locating new deposits or acquiring new mines or projects. Mineral exploration is highly speculative in nature. It can take several years to develop a potential site of mineralization. There is no assurance that current or future exploration programs conducted by mining companies will be successful. There is a risk that the depletion of mineral reserves by mining companies on the projects underlying the Company's interests will not be replenished by discoveries or acquisitions which could reduce the income the Company would have expected to receive from a particular interest.

Costs may influence the Company's future royalty returns.

Net profit interest royalties and similar interests allow the operator to account for the effect of certain costs on the project before calculating a royalty, including, typically, costs of labour, equipment, electricity, environmental compliance, and numerous other capital, operating and production inputs. Payments under such royalties generally only begin after payback of capital costs and ongoing operating costs and some also allow deductions for prior exploration and interest costs. Such costs will fluctuate in ways the Company will not be able to predict, will be beyond the control of the Company and can have a dramatic effect on the revenue payable on these royalties and similar interests. Any increase in the costs incurred by operators on applicable properties will likely result in a decline in the royalty revenue received by the Company. This, in turn, will affect overall revenue generated by the Company, which may have a material adverse effect on its business, results of operations and financial condition.

For example, the Company's NPI royalty interests, including the Cigar Lake Royalty, include cost accounts for costs associated with, among other things, the development of the underlying mine. In the case of the Cigar Lake Royalty, given the significant expenditures at the project to date, these cost accounts are significant and will need to be recovered prior to the royalty generating any revenues for the holder thereof.

Public acceptance of nuclear energy and competition from other energy sources.

The growth of the uranium and nuclear energy industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. The nuclear industry is affected by unique political, technological and environmental factors. Accordingly, the industry is subject to public opinion risks, which could have an adverse impact on the demand for nuclear power and result in increased government regulation. An accident at a nuclear reactor anywhere in the world could impact the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear energy, which could have a material adverse effect on the Company's prospects, results of operations and financial condition. Nuclear energy competes with other sources of energy, including natural gas, coal and hydroelectricity. These other energy sources are, to some extent, interchangeable with nuclear energy. Sustained lower prices of oil, natural gas, coal and hydroelectricity, as well as the possibility of developing other low-cost sources for energy, may result in lower demand for uranium. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and ultimately put additional pressure on the demand for uranium concentrates.

No public market for uranium.

There is no public market for the sale of physical uranium. The uranium futures market on the New York Mercantile Exchange does not provide for physical delivery of uranium, only cash on settlement, and the trading forum by certain buyers does not offer a formal market but rather facilitates the introduction of buyers to sellers. The Company may not be able to sell any physical uranium acquired at a desired price level for some time. The pool of potential purchasers and sellers is limited, and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several weeks to complete. The inability to sell any acquired uranium on a timely basis in sufficient quantities could have a material adverse effect on the financial condition of the Company.

Lack of liquidity in equity investments.

The Company owns ordinary shares of Yellow Cake and common shares of QRC, which are publicly traded on the AIM and TSX, respectively. Further, the Company may make additional investments in securities of companies involved in the uranium industry in the future. Some of the companies in which the Company may hold equity interests in or in which it may invest may be thinly traded or have no market at all. There are no restrictions on the investment by the Company in illiquid securities. It is possible that the Company may not be able to sell such positions, in whole or in part, without facing substantially adverse prices. If the Company is required to transact in such securities before its intended investment horizon, the performance of the Company could suffer.

Industry is subject to influential political and regulatory factors.

The international uranium industry, including the supply of uranium concentrates, is relatively small, highly competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. In addition, the international marketing and trade of uranium is subject to potential changes in governmental policies, regulatory requirements and international trade restrictions (including trade agreements, customs, duties and taxes). International agreements, governmental policies and trade restrictions are beyond the control of the Company. Changes in regulatory requirements, customs, duties or taxes may affect the supply of uranium to the United States and Europe, which are currently the largest consumption markets for uranium in the world, as well as the future of supply to developing markets, such as China and India.

The supply of uranium is affected by a number of international trade agreements and government legislation and policies. These and any similar future agreements, governmental legislation, policies or trade restrictions are beyond our control and may affect the supply of uranium available in the United States, Europe and Asia, the world's largest markets for uranium. There is no assurance that the United States or other governments will not enact legislation or take other actions that restricts who can buy or supply uranium or facilitates a new supply of uranium. Any political decisions about the uranium market could affect the prospects of the projects underlying our royalty and other interests, the price of uranium and our financial condition and results of operations.

Rights of third parties.

Some royalty, stream and similar interests that are or may be held by the Company may be subject to buy-down right provisions, pursuant to which an operator may buy-back all or a portion of the stream or royalty, or pre-emptive rights, pursuant to which parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the stream or royalty. The exercise of any such rights by the holders thereof may adversely affect the value of the applicable royalty, stream or similar interest of the Company. Any compensation received as a result may be significantly less than what the Company had budgeted receiving for the applicable interest and may have a material adverse effect on its results of operations, financial position and business.

Competition for uranium royalties, streams and similar interests.

The business of the Company is competitive in all phases, with many companies engaged in the acquisition of royalties, streams and similar interests, including large, established companies with substantial financial resources and long earnings records. Moreover, there is only a limited number of active uranium projects globally and, accordingly, there will be limited opportunities for additional acquisitions and investments by the Company. The Company may be at a competitive disadvantage in acquiring additional interests, whether by way of royalty, stream or other form of investment, as competitors may have greater financial resources and technical staff. There can be no assurance that the Company will be able to compete successfully against other companies in acquiring additional royalties, streams or similar interests. In addition, the Company may be unable to acquire royalties, streams or similar interests at acceptable valuations, which may have a material adverse effect on the Company's business, results of operations and financial condition.

Environmental, social and governance risks

Exploration, development and mining are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations intended to ensure the protection of the environment are constantly changing and evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability, and potentially increased capital expenditures and operating costs. Furthermore, mining may be subject to significant environmental and other permitting requirements regarding the use of raw materials needed for operations, particularly water and power. Concerns regarding climate change have resulted in international, national and local treaties, legislation and initiatives that affect mineral exploration and production, including those intended to reduce industrial emissions and increase energy efficiency. Compliance with all such laws and regulations, treaties and initiatives could increase permitting requirements, result in stricter standards and enforcement, and require significant increases in capital expenditures and operating costs by operators of properties subject to the Company's interests. Further, breach of an environmental law, regulation, treaty or initiative may result in the imposition of fines and penalties or other adverse impacts on operators and their properties, which may be material. If an operator is forced to incur significant costs to comply with environmental laws and regulations, treaties and initiatives or becomes subject to related restrictions that limit its ability to develop our projects, or expand operations, or if an operator were to lose its right to use or access power, water or other raw materials necessary to operate a mine, or if the costs to comply with such laws and regulations, treaties and initiatives materially increased the capital or operating costs on the properties where we hold royalties, our revenues could be reduced, delayed or eliminated.

Risks related to political unrest and war, and interests in operations in foreign jurisdictions and emerging markets.

Some of the properties on which the Company holds or will hold royalties, streams or similar interests are located outside of Canada, including the Langer Heinrich Mine in Namibia. The Company also has a significant investment in Yellow Cake, an entity that, among other things, is a party to material purchase arrangements involving uranium originating from Kazakhstan. In addition, future investments may expose the Company to additional jurisdictions. The exploration, development and production of minerals from, or the continued operation of, these properties by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest, political instability and war, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the royalties, streams or similar interests that are or may be held by the Company, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

In particular, Namibia is considered an "emerging market". In addition to the risks noted above, heightened risks associated with emerging markets include, without limitation, the risk of war, terrorism or nationalization; limitations on the removal of funds or other assets, or diplomatic developments that affect investments; policies which may restrict the rights of the owner, operator or Company, including restrictions on investment in the mining industry and requirements that government approval be obtained prior to any such investment by foreign persons; policies that may restrict the Company's repatriation of income or capital, including temporary restrictions on foreign capital remittances; the lack of uniform legal, accounting and auditing standards and/or standards that are different from the standards required in Canada; potential difficulties in enforcing contractual obligations; and less development and/or obsolescence in banking systems and practices, postal systems, communications and information technology and transportation networks.

In February of 2022, Russia commenced a military invasion of Ukraine. In response, governments in the United States, the European Union, the United Kingdom, Canada and others imposed financial and economic sanctions on certain industry segments and various parties in Russia. While the threat of such sanctions, import bans and other changes in trade patterns resulting from the political unrest and war in Ukraine are expected to positively impact demand for North American uranium, it may adversely impact demand for uranium produced in Kazakhstan and increase regional trade and logistical barriers, which could negatively impact the Company's investment in Yellow Cake. The Company will continue to monitor the conflict including the potential impact of financial and economic sanctions on the global economy and particularly on the economy of Kazakhstan. Although the Company has no operations in Russia or Ukraine, the destabilizing effects of the war in Ukraine could have other adverse effects on our business.

The Company's policy is to apply various methods, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into agreements to acquire royalties, streams and similar interests. Such methods generally include conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalties, streams or similar interests; engaging experienced local counsel and other advisors in the applicable jurisdiction; and negotiating where possible so that the applicable acquisition agreement contains appropriate protections, representations and/or warranties, in each case as the Company deems necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. Notwithstanding all of the foregoing, there can be no assurance, however, that the Company will be able to identify or mitigate all risks relating to holding royalties, streams or similar interests in respect of properties, mines and projects located in foreign jurisdictions (including emerging markets), and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the Company's business, results of operations and financial condition.

Foreign currency risks.

While the Company reports its financial results in Canadian dollars, the Company's investment in Yellow Cake is denominated in UK pounds sterling and uranium prices and many of its royalty interests are denominated and payable in United States dollars or Australian dollars. Accordingly, the Company is exposed to foreign currency fluctuations. The Company does not currently enter into any derivative contracts to reduce this exposure.

Key employee attraction and retention.

The Company's success is highly dependent on the retention of key personnel who possess specialized expertise and are well versed in the natural resource, nuclear energy and finance sectors. The availability of persons with the necessary skills to execute the Company's business strategy is very limited and competition for such persons is intense. As the Company's business activity grows, additional key financial and administrative personnel, as well as additional staff, may be required. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations may be affected.

Litigation risks.

The Company may become party to legal claims arising in the ordinary course of business. There can be no assurance that any such legal claims will not result in significant costs to the Company. In addition, potential litigation may arise on a property underlying the royalties, streams and similar interests that are or may be held by the Company (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). As a royalty, stream or similar interest holder, the Company will not generally have any influence on the litigation and will not generally have any access to data. Any such litigation that inhibits the exploration, development and production of minerals from, or the continued operation of, a property underlying the royalties, streams and similar interests that are or may be held by the Company could have a material adverse effect on the Company's business, results of operations and financial condition.

First Nations land claims.

In Canada, First Nations rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Supreme Court of Canada's 2014 decision in Tsilhqot'in Nation v. British Columbia marked the first time in Canadian history that a court has declared First Nations title to lands outside of a reserve. The Company is not aware of any First Nations land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the Canadian land which is covered by its royalty interests. The legal basis of a land claim is a matter of considerable legal complexity and the impact of a land claim settlement and self-government agreements cannot be predicted with certainty. In the event that First Nations title is asserted and proved on Canadian land which is covered by its royalty interests, provincial and federal laws will continue to be valid provided that any infringements of First Nations title, including mining and exploration, are either consented to by First Nations groups or are justified. However, no assurance can be given that a broad recognition of First Nations rights by way of a negotiated settlement or judicial pronouncement would not have an adverse effect on the Company's activities. Such impact could be marked and, in certain circumstances, could delay or even prevent exploration or mining activities on Canadian land which is covered by the Company's royalty interests.

Conflicts of interest.

Certain of the directors and officers of the Company also serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resources investment, exploration, development and production and, to the extent that such other companies may engage in transactions or participate in the same ventures in which the Company participates, or in transactions or ventures in which the Company may seek to participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in other companies, such other companies may also compete with the Company for the acquisition of royalties, streams or similar interests. Such conflicts of the directors and officers may have a material adverse effect on the Company's business, results of operations and financial condition.

Dividend policy.

No dividends on the URC Shares have been paid by the Company to date and the Company may not declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

Anti-bribery and anti-corruption laws.

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corruption Practices Act (United States). Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses, which may have a material adverse effect on the Company's business, results of operations and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents or subcontractors are located or may be located in the future.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under anti-bribery and anti-corruption laws, resulting in greater scrutiny and punishment of companies convicted of violating such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If the Company is the subject of an enforcement action or is otherwise in violation of such laws, it may result in significant penalties, fines and/or sanctions imposed on the Company, which may have a material adverse effect on the Company's business, results of operations and financial condition.

Expansion of the business activities outside areas of expertise.

The Company's operations and expertise are currently focused on the acquisition and management of its royalty and other uranium-focused interests. While it does not currently expect to do so, in the future, the Company may pursue acquisitions outside this area, including potentially acquiring and/or investing in producing, developing or exploration stage resource projects. Expansion of the Company's activities into new areas would present challenges and risks that it has not faced in the past. If the Company does not manage these challenges and risks successfully, it may have a material adverse effect on the Company's business, results of operations and financial condition.

Internal controls.

If the Company fails to maintain an effective system of internal controls, the Company may not be able to report its financial results accurately or prevent fraud; and in that case, shareholders and investors could lose confidence in the Company's financial reporting, which would harm the Company's business and could negatively impact the price of the Common Shares. In addition, if the Company suffers any future material weaknesses in its internal controls and procedures or fails to maintain the adequacy of its internal controls and procedures, the Company could be the subject of regulatory scrutiny, penalties or litigation, all of which could harm the Company's business and negatively impact the price of the Common Shares.

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to a company's management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

Negative cash flow from operating activities.

The Company had negative cash flow from operating activities in the fiscal periods since its incorporation. Given that the Company does not anticipate generating operating profits for the foreseeable future, all expenditures to fund operating activities may be provided by financings. There is no assurance that future financings can be completed.

Risks Related to the Company's Securities

High risk, speculative nature of investment.

An investment in the securities of the Company carries a high degree of risk and should be considered speculative by investors. The Company has no history of earnings, a limited business history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future. The Company's operations are not sufficiently established such that it can mitigate the risks associated with the Company's planned activities.

Dilution.

Issuances of additional securities will result in a dilution of the equity interests of the Company's shareholders. The Company may issue additional URC Shares or securities exchangeable for or convertible into URC Shares in the future in connection with acquisitions of interests, if further capital is required and/or as the result of grants under the Company's long-term incentive plan or other rights to acquire URC Shares that the Company may, in the future, issue. If additional URC Shares or securities exchangeable for or convertible into URC Shares are sold or issued, such sales or issuances may substantially dilute the interests of the Shareholders.

Volatility of share price.

Securities markets have a high level of price and volume volatility and the market prices of the securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include global macroeconomic developments and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in the price of uranium will not occur. As a result of any of these factors, the market price of the Securities at any given point in time may not accurately reflect the long-term value of the Company.

At times, following periods of volatility in the market price of a company's securities, shareholders have instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm profitability and the reputation of the Company.

Foreign private issuer.

As a "foreign private issuer" under the Exchange Act, the Company is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to United States domestic issuers, including:

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the rules under the Exchange Act requiring the filing of quarterly reports on Form 10‐Q or current reports on Form 8‐K with the SEC;
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the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
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the selective disclosure rules by issuers of material non‐public information under Regulation FD.

The Company is required to file an annual report on Form 40‐F with the SEC within three months of the end of each fiscal year. The Company does not intend to voluntarily file annual reports on Form 10‐K and quarterly reports on Form 10‐Q in lieu of Form 40‐F requirements.

As a foreign private issuer, the Company is also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. As a result of such varied reporting obligations, shareholders should not expect to receive the same information at the same time as information provided by United States domestic companies.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices rather than those required of United States domestic issuers, except to the extent contrary to United States securities laws, and provided that the Company discloses the requirements it is not following and describes the Canadian practices the Company follows instead. As a result, the Company's shareholders may not have the same protections afforded to shareholders of companies that are subject to all domestic United States corporate governance requirements.

For so long as the Company chooses to only comply with foreign private issuer requirements, the information it is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by United States domestic issuers.

The Company may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company.

The Company may in the future lose foreign private issuer status if a majority of the Company's Common Shares are held in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of the Company's directors or executive officers are United States citizens or residents; (ii) a majority of the Company's assets are located in the United States; or (iii) the Company's business is administered principally in the United States. The regulatory and compliance costs to the Company under United States securities laws as a United States domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If the Company is not a foreign private issuer, the Company would be required to file periodic and current reports and Annual Reports on United States domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer.

In addition, the Company may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers. Further, if the Company engages in capital raising activities after losing foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale Annual Reports with the SEC as a condition to any such financing.

The Company may be treated as a "passive foreign investment company" which could result in materially adverse United States federal income tax consequences for United States investors.

United States investors should be aware that they could be subject to certain adverse United States federal income tax consequences if the Company is classified as a passive foreign investment company ("PFIC") for United States federal income tax purposes. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex United States federal income tax rules, which are subject to differing interpretations, and such determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. United States investors should consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for United States federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse income tax consequences but may result in an inclusion in gross income without receipt of such income.

DIVIDENDS AND DISTRIBUTIONS

The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on URC Shares in the foreseeable future. Any determination to pay future dividends will remain at the discretion of the Company's Board and will be made taking into account its financial condition and other factors deemed relevant by the Board. The Company has not paid any dividends on its URC Shares since its incorporation.

The Company is subject to certain restrictions on the declaration and payment of dividends as set out in the CBCA. In particular, the CBCA provides that a company will not declare or pay a dividend in property, including money, if there are reasonable grounds for believing that the Company is insolvent, or the payment of the dividend would render the Company insolvent.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares (the "Preferred Shares").

As of the close of business on the date of this Annual Information Form, the Company had 100,369,451 Common Shares outstanding and no Preferred Shares outstanding.

Common Shares

The Common Shares are not subject to any future call or assessment, do not have any pre-emptive, conversion or redemption rights and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares, all of which rank equally as to all benefits which might accrue to the holders of the Common Shares. All holders of Common Shares are entitled to receive notice of, attend and vote at any meeting to be convened by the Company. At any meeting, subject to the restrictions on joint registered owners of Common Shares, each holder of Common Shares has one vote for each Common Share of which such holder is the registered owner. Voting rights may be exercised in person or by proxy.

Subject to any prior rights of the registered holders of the Preferred Shares or any other class of shares ranking senior to the Common Shares, registered holders of the Common Shares are entitled to share pro rata in any dividends if, as and when declared by the Board, in its discretion, and such of the Company's assets as are distributable to them on liquidation, dissolution or winding-up of the Company. Rights pertaining to the Common Shares may only be amended in accordance with applicable corporate law.

Preferred Shares

The Preferred Shares may be issued at any time, or from time to time, in one or more series. Before any Preferred Shares of a particular series are issued, the Board shall, by resolution, fix the number of Preferred Shares that will form such series and shall, by resolution, fix the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares of such series. The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its security holders, for the purpose of winding-up of its affairs.

The Preferred Shares shall be entitled to preference over the Common Shares and any other shares of the Company ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs. The Preferred Shares may also be given such other preferences over the Common Shares and any other shares of the Company ranking junior to the Preferred Shares as may be fixed by the Board as to the respective series authorized to be issued.

The registered holders of the Preferred Shares shall not be entitled (except as specifically provided in the rights, privileges, restrictions, and conditions attaching to the shares of ay series and except as provided in the CBCA) to receive notice of or attend any meeting of the shareholders of the Company or to vote at any such meeting for any purpose.

Warrants

The outstanding Warrants of the Company as of the date hereof are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding
December 6, 2024(1)	1.40	95,588
December 6, 2024(2)	2.00	16,732,638
		16,828,226

Notes

(1)
Unlisted Warrants.
(2)
Listed Warrants.

MARKET FOR SECURITIES

Trading Price and Volume

Common Shares

The following table sets forth the monthly price ranges and volume of the URC Shares on the TSX-V for the financial year ended April 30, 2023, and subsequent period. The Company's Common Shares ceased trading on the TSX-V effective after markets on July 5, 2023 and commenced trading on the TSX on July 6, 2023.

	Trading Summary
	High ($)	Low ($)	Volume Traded (#)
2022
May	4.52	3.12	2,843,530
June	4.45	2.85	2,172,887
July	3.87	2.76	1,823,627
August	4.34	3.00	1,909,565
September	4.34	2.92	2,358,972
October	3.53	2.93	1,947,601
November	4.05	2.87	3,043,650
December	3.93	3.00	1,859,659
2023
January	3.95	3.04	1,844,424
February	3.99	3.11	1,796,193
March	3.36	2.66	2,454,650
April	2.85	2.45	1,641,449
May	2.76	2.47	825,466
June	3.09	2.58	899,258
July 1 - 5(1)	2.64	2.53	44,101
July 6 - 12(2)	2.67	2.51	165,886

Notes:

(1)
Listed on the TSX-V.
(2)
Listed on the TSX.

The following table sets forth the monthly price ranges and volume of the URC Shares on the NASDAQ for the financial year ended April 30, 2023, and subsequent period.

	Trading Summary
	High (US$)	Low (US$)	Volume Traded (#)
2022
May	3.53	2.40	11,278,168
June	3.57	2.21	10,204,567
July	3.03	2.10	7,267,066
August	3.30	2.32	10,741,931
September	3.32	2.10	10,298,736
October	2.60	2.13	8,836,778
November	3.07	2.10	20,041,797
December	2.95	2.19	11,539,989
2023
January	2.97	2.22	12,557,342
February	3.00	2.30	11,120,309
March	2.47	1.93	12,969,725
April	2.11	1.81	7,981,803
May	2.06	1.81	8,361,621
June	2.32	1.87	9,160,959
July 1 - 12	2.00	1.89	2,428,989

Warrants

The following table sets forth the monthly price ranges and volume of the Company's Listed Warrants on the TSX-V for the financial year ended April 30, 2023, and subsequent period. The Company's Listed Warrants ceased trading on the TSX-V effective after markets on July 5, 2023 and commenced trading on the TSX on July 6, 2023.

	Trading Summary
	High ($)	Low ($)	Volume Traded (#)
2022
May	2.50	1.30	424,960
June	2.45	1.30	162,882
July	1.95	1.40	595,828
August	2.33	1.50	170,164
September	2.20	1.35	266,438
October	1.58	1.37	460,584
November	2.05	1.41	568,255
December	1.92	1.13	392,376
2023
January	1.97	1.19	222,527
February	2.00	1.30	250,997
March	1.46	0.93	297,452
April	1.20	0.95	129,162
May	1.06	0.80	82,542
June	1.27	0.92	152,293
July 1 - 5(1)	0.95	0.95	18,600
July 6 - 12(2)	0.95	0.95	9,500

Notes:

(1)
Listed on the TSX-V.
(2)
Listed on the TSX.

Prior Sales

The Company has Stock Options outstanding but not listed or quoted on a marketplace. During the financial year ended April 30, 2023, and subsequent period, the Company issued the number of Stock Options at the prices and on the dates indicated below:

Date of Issuance	Type of Security	Number of Securities	Price per Security
May 13, 2022	Stock Options	443,750	N/A
June 20, 2022	Stock Options	25,000	N/A
July 7, 2022	Stock Options	25,000	N/A
September 9, 2022	Stock Options	2,000	N/A
October 24, 2022	Stock Options	5,000	N/A

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The table below sets out the names and the province or state and country of residence of the directors and executive officers of the Company, their positions and offices with the Company, their present principal occupation and the number of Common Shares held by each of them as at the date hereof.

Name, position, province or state and country of residence	Principal occupation or employment for the past five years	Date elected or appointed (mm/dd/yy)	Securities Held	Percentage of Outstanding Common Shares(1)
Amir Adnani Chairman and a Director Vancouver, British Columbia, Canada

President, Chief Executive Officer and a director of UEC, a uranium mining and exploration company, since January of 2005; Co-Chairman of GoldMining Inc., a gold and precious metals mining and exploration company, since January 2011; and a director of Gold Royalty Corp., a precious metals-focused royalty and streaming company, from November 2020 to March 2023.

		08/23/19	Common Shares: 2,363,400(2),(3) Stock Options: 80,000 Warrants: Nil	2.4%(2)
Scott Melbye Chief Executive Officer, President and a Director Castle Rock, Colorado, USA

Executive Vice President, UEC, a uranium mining and exploration company, since September of 2014; Vice President of Commercial, Uranium Participation Corporation, 2014 to 2018; advisor to the Chairman, Kazatomprom, 2014 to 2018; Executive Vice President of Marketing, Uranium One Inc., 2011 to 2014.

		04/21/17	Common Shares: 475,000(2) Stock Options: 200,000 Warrants: 75,000	0.5%(2)
John Griffith(4),(5),(6) Director Toronto, Ontario, Canada	Chief Development Officer of Gold Royalty Corp., a precious metals-focused royalty and streaming company, since September 2020; Managing Director and the Head of Americas Metals & Mining Investment Banking for Bank of America from 2006 to 2020.	09/15/21	Common Shares: Nil Stock Options: 55,000 Warrants: Nil	-
Vina Patel(4),(5),(6) Director London, England, UK	Director of Night Star Consulting Ltd., a company which provides consulting and marketing services to mining companies, since July 2011.	10/23/19	Common Shares: 70,000(7) Stock Options: 40,000 Warrants: Nil	0.1%
Neil Gregson(4),(5),(6) Director London, England, UK	Director of Atalaya Mining Plc, a mining and development company which produces copper concentrates and silver by-product, since February 2021; Director of Danakali Ltd., a mineral exploration and development company in critical resource sector, from August 2020 to June 2023; Portfolio Manager at J.P. Morgan Asset Management from 2010 to 2020.	10/13/20	Common Shares: Nil Stock Options: 40,000 Warrants: Nil	-

Name, position, province or state and country of residence	Principal occupation or employment for the past five years	Date elected or appointed (mm/dd/yy)	Securities Held	Percentage of Outstanding Common Shares(1)
Josephine Man Chief Financial Officer and Corporate Secretary Vancouver, British Columbia, Canada	Chief Financial Officer, Jien International Investment Limited, May of 2014 to August of 2018, VP Finance & Control, SAIS Limited (formerly Sarment Holding Limited), June to November of 2018. Chief Financial Officer of Gold Royalty Corp., a precious metals-focused royalty and streaming company, from July 2020 to December 2022.	08/30/18, as Chief Financial Officer 08/01/19, as Corporate Secretary	Common Shares: Nil Stock Options: 160,000 Warrants: Nil	-
Darcy Hirsekorn Chief Technical Officer Martensville, Saskatchewan, Canada	District Geologist, UEC, a uranium mining and exploration company, since 2017; District Geologist, Cameco, a uranium mining exploration company, from 1996 to 2016.	04/01/18	Common Shares: 110,000 Stock Options: 160,000 Warrants: Nil	0.1%
Total:		Common Share: 3,018,400 Stock Options: 735,000 Warrants:75,000		3.0%

Notes:

(1)
Based on the number of Common Shares owned by the individual and 100,369,451 Common Shares outstanding as of the date hereof.
(2)
Excludes 15,000,000 Common Shares held by UEC, of which Mr. Adnani is President, Chief Executive Officer and a director, and Mr. Melbye is Executive Vice President.
(3)
Includes 1,363,400 Common Shares held by Amir Adnani Corp., a company wholly-owned by Mr. Adnani.
(4)
Member of the Audit Committee.
(5)
Member of the Compensation Committee.
(6)
Member of the Nominating and Corporate Governance Committee.
(7)
These Common Shares are held by Night Star Consulting Ltd, a company wholly-owned by Ms. Patel.

The term of office for the Company's directors expires at each annual general meeting. The Company currently has three Board committees, being the Audit Committee, which presently consists of Neil Gregson (Chair), John Griffith and Vina Patel; the Compensation Committee, which presently consists of Vina Patel (Chair), Neil Gregson and John Griffith; and the Nominating and Corporate Governance Committee, which presently consists of Vina Patel (Chair), John Griffith and Neil Gregson.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

To the knowledge of the Company, no director or executive officer of the Company, is, or within ten years prior to the date of this Annual Information Form has been, a director, chief executive officer or chief financial officer of any company that:

(i)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company:

(i)
is, or within ten years prior to the date of this Annual Information Form has been, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its asset; or

(ii)
has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company's directors are required to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests which they may have in any project or opportunity of the Company. However, the Company's directors and officers may serve on the boards and/or as officers of other companies, which may compete in the same industry as the Company, giving rise to potential conflicts of interest. To the extent that such other companies may participate in ventures in which the Company may participate, the Company's directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflicts of interest arise at a meeting of the Company's directors, such conflicts of interest must be declared, and the declaring parties must abstain from voting for or against the approval of such participation in compliance with the CBCA. The remaining directors will determine whether the Company will participate in any such project or opportunity.

The Company's directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunities and requiring disclosures by directors of conflicts of interest, and the Company will rely on such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of the Company's directors or officers. Such directors or officers, in accordance with the CBCA and the Code of Conduct, will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed on them by law.

UEC currently owns 15,000,000 Common Shares of the Company, which represents approximately 14.94% of the issued and outstanding Common Shares. Amir Adnani and Scott Melbye each have a conflict of interest in connection with UEC, in that Mr. Adnani, the Chairman and a director of URC, serves as the Chief Executive Officer, President and a director of UEC and Mr. Melbye, a director of URC, serves as Executive Vice President of UEC. See "General Development of the Business".

AUDIT COMMITTEE

Audit Committee

Pursuant to the rules of the TSX and National Instrument 52-110 – Audit Committees ("NI 52-110"), the Company is required to have an Audit Committee comprised of at least three directors, each of whom must be independent under NI 52-110. The Audit Committee must operate pursuant to the provisions of a written charter, which sets out its duties and responsibilities (the "Audit Committee Charter").

Audit Committee Charter

The Audit Committee operates under the Audit Committee Charter that sets out its duties and responsibilities. A copy of the Audit Committee Charter is attached to this Annual Information Form as Appendix "B".

Composition of the Audit Committee

The members of the Audit Committee are Neil Gregson (Chair), John Griffith and Vina Patel. Each member of the Audit Committee is financially literate and independent under NI 52-110.

Relevant Education and Experience

All of the Audit Committee members are senior-level businesspersons with experience in financial matters; each has an understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour.

Neil Gregson

Mr. Gregson is a qualified mining engineer with 30 years of experience in the resources sector. His most recent role was as portfolio manager at J.P. Morgan Asset Management Global Equities Team based in London where he was responsible for global natural resources mandates. He held prior investment management roles at CQS Asset Management as a Senior Portfolio Manager focused on natural resources and at Credit Suisse Asset Management as Head of Emerging Markets and related sector funds. Mr. Gregson has an Honours Degree in Mining Engineering from Nottingham University and began his career in 1984 with Anglo American in South Africa.

John Griffith

Mr. Griffith is a financial services professional with nearly 30 years of experience spanning three continents, including 26 years of global investment banking expertise. He has served as the Chief Development Officer of Gold Royalty Corp. since September 2020. Mr. Griffith is a former Managing Director and the Head of Americas Metals & Mining Investment Banking for Bank of America, where he worked from 2006 to May 2020. Mr. Griffith holds a Bachelor of Commerce from the University of Cape Town.

Vina Patel

Ms. Patel is a capital markets professional with 18 years of experience. Ms. Patel began her capital markets career on the Institutional Equity team at Canaccord Genuity Corp. with a focus on UK and European markets. Ms. Patel successfully set up a new London office for Westwind Partners (now Stifel Financial) and for 5 years subsequent, Ms. Patel was head of London institutional sales at Haywood Securities Inc. Over the course of her career, Ms. Patel has specialized in raising capital from institutional investors for exploration and mining companies, including a number of uranium companies. She has established long-standing and successful relationships with both mining corporate and the investment community, gaining extensive knowledge and experience of the sector. Ms. Patel graduated with an Master of Business Administration from Warwick Business School in 1999, where she was also awarded a Women's Scholarship.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee Charter provides that the Audit Committee shall pre-approve all non-audit services to be provided by the external auditors of the Company.

External Auditor Service Fees

PricewaterhouseCoopers LLP has served as the Company's auditors since June 1, 2020. For the financial years ended April 30, 2022, and 2023, audit fees were for services rendered by PricewaterhouseCoopers LLP. See details in the table below:

Year Ended April 30,	Audit Fees(1) ($)	Audit-Related Fees(2) ($)	Tax Fees(3) ($)	All Other Fees ($)
2023	80,250	152,028	22,026	-
2022	85,600	164,294	4,280	-

Notes:

(1)
Audit fees relate to professional services rendered by the auditors for the audit of the Company's consolidated financial statements.
(2)
Audit-related fees relate to professional services rendered by the Company's auditor related to interim reviews and related services, including comfort letters, consents, and other services related to the SEC.
(3)
Tax fees relate to professional services rendered by the Company's auditor for tax advice.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of any legal proceedings, contemplated or actual, involving the Company that would be material to the financial condition or results of operations of the Company. Management of the Company is not aware of any penalties or sanctions imposed against the Company by a court relating to provincial and territorial securities legislation or by a securities regulatory authority within the three years immediately preceding the date of this Annual Information Form, or any other penalties or sanctions imposed against the Company. The Company has not entered into any settlement agreements before any court relating to provincial and territorial securities legislation or with a securities regulatory body.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Amir Adnani, the Chairman and a director of URC, serves as the Chief Executive Officer, President and a director of UEC. Scott Melbye, Chief Executive Officer, President and a director of URC, serves as Executive Vice President of UEC. UEC currently owns 15,000,000 Common Shares of the Company, which represents approximately 14.94% of the issued and outstanding Common Shares.

Except as otherwise disclosed herein, no informed person (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) or any associate or affiliate of any of them, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar of the Company is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The Company is party to the equity distribution agreement dated September 1, 2022, among the Company and the Agents, which provides for the Company's ATM Program and distribution of ATM Shares. See "General Development of the Business – At-the-Market Equity Program".

INTERESTS OF EXPERTS

Darcy Hirsekorn, the Company's Chief Technical Officer, has supervised the preparation of and reviewed the technical information contained in this Annual Information Form. He holds a B.Sc. in Geology from the University of Saskatchewan, is a qualified person as defined in NI 43-101 and is registered as a professional geoscientist in Saskatchewan.

As of the date hereof, to the Company's knowledge, the aforementioned firms and persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the technical reports or information referred to or following the preparation of such reports or information. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company.

PricewaterhouseCoopers LLP, as auditors of the Company, has confirmed that it is independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information including directors' and officer's remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in our management information circular for our annual general meeting held on October 13, 2022, which is available on SEDAR. Additional financial information is provided in our audited consolidated financial statements and related management's discussion and analysis for the year ended April 30, 2023, which are available on SEDAR. Additional information relating to URC may be found on SEDAR.

APPENDIX "A"
ADDITIONAL TECHNICAL DISCLOSURE

MCARTHUR RIVER

The information set out below has been sourced from the McArthur River Technical Report and the Cameco 2022 AIF, copies of which are available under Cameco's profile at www.sedar.com. Readers should consult these documents for further information regarding the McArthur River Project.

The Company acquired the McArthur River Royalty on May 7, 2021, pursuant to the Royalty Purchase Agreement.

Project Description, Location and Access

The McArthur River mine site is located near Toby Lake, approximately 620 kilometres north of Saskatoon. The mine site is in close proximity to other uranium production operations: the Key Lake mill is 80 kilometres southwest by road and the Cigar Lake mine is 46 kilometres northeast by air.

Access to the property is by an all-weather gravel road and by air. Supplies are transported by truck from Saskatoon and elsewhere. There is a 1.6-kilometre unpaved air strip and an air terminal one kilometre east of the mine site, on the surface lease.

Saskatoon, a major population centre south of the McArthur River property, has highway and air links to the rest of North America.

The McArthur River Joint Venture (the "MRJV") acquired the right to use and occupy the lands necessary to mine the deposit under a surface lease agreement with the province of Saskatchewan. The lease covers 1,425 hectares and expires in May 2043.

The Company believes that the royalty covers the majority of the current project, covering 22 of the 28 claims that currently comprise the defined McArthur River Project lands. The McArthur Royalty includes most of the area known as the McArthur River mine and the Company believes that the royalty applies to the reported reserves at the mine other than portions that are covered by the adjacent Read Lake project area.

Cameco has the right to mine the deposit under ML 5516, granted to them by the province of Saskatchewan. The lease covers 1,380 hectares and expires in March 2024. Cameco has the right to renew the lease for a further 10-year term.

A mineral claim gives Cameco the right to explore for minerals and to apply for a mineral lease. There are 28 mineral claims, totaling 87,747 hectares, adjoining the mineral lease and surrounding the deposit. The mineral claims are in good standing until 2024, or later.

The climate is typical of the continental sub-arctic region of northern Saskatchewan. Summers are short and cool even though daily temperatures can sometimes reach above 30°C. The mean daily temperature for the coldest month is below -20°C, and winter daily temperatures can reach below -40°C.

The deposit is 40 kilometres inside the eastern margin of the Athabasca Basin in northern Saskatchewan. The topography and environment are typical of the taiga forested lands in the Athabasca Basin.

No communities are in the immediate vicinity of McArthur River. The community of Wollaston Lake is approximately 120 kilometres by air to the east of the mine site. The community of Pinehouse is approximately 300 kilometres south of the mine by road.

Athabasca Basin community resident employees and contractors fly to the mine site from designated pick-up points. Other employees and contractors fly to the mine from Saskatoon with pick-up points in Prince Albert and La Ronge.

Geological Setting, Mineralization and Deposit Type

The deposit is in the southeastern portion of the Athabasca Basin in northern Saskatchewan, within the southwest part of the Churchill structural province of the Canadian Shield. The deposit is located at or near the unconformity contact between the Athabasca Group sandstones and underlying metasedimentary rocks of the Wollaston Domain.

Cameco states that the deposit is similar to other Athabasca Basin deposits but is distinguished by its very high-grade and overall size. Unlike Cigar Lake, there is no development of extensive hydrothermal clay alteration in the sandstone above the uranium mineralization and the deposit is geochemically simple with negligible amounts of other metals.

McArthur River's geological setting is similar to the Cigar Lake deposit in that the sandstone that overlies the deposit and basement rocks contains large volumes of water at significant pressure.

McArthur River's mineralization is structurally controlled by a northeast-southwest trending reverse fault (the P2 fault), which dips 40-65 degrees to the southeast and has thrust a wedge of basement rock into the overlying sandstone with a vertical displacement ranging between 60 and 80 metres.

The deposit consists of nine mineralized zones with delineated mineral resources and/or reserves: Zones 1, 2, 3, 4, 4 South, A, B, McA North 1 and McA North 2. These and three under-explored mineralized showings, known as McA North 3, McA North 4 and McA South 1, as well as other mineralized occurrences have also been identified over a strike length of 2,700 metres.

The main part of the mineralization, generally at the upper part of the basement wedge, averages 12.7 metres in width and has a vertical extent ranging between 50 metres and 120 metres.

The deposit has two distinct styles of mineralization:

•
high-grade mineralization at the unconformity near the P2 reverse fault and within both sandstone and basement rocks; and
•
fracture controlled and vein-like mineralization that occurs in the sandstone away from the unconformity and within the basement quartzite.

The high-grade mineralization along the unconformity constitutes the majority of the mineralization within the McArthur River deposit. Mineralization occurs across a zone of strongly altered basement rocks and sandstone across both the unconformity and the P2 structure. Mineralization is generally within 15 metres of the basement/sandstone contact with the exception of Zone 2.

Uranium oxide in the form of uraninite and pitchblende (+/- coffinite) occurs as disseminated grains in aggregates ranging in size from millimetres to decimetres, and as massive mineralization up to several metres thick.

Geochemically, the deposit does not contain any significant quantities of the elements nickel, copper, cobalt, lead, zinc, molybdenum and arsenic that are present in other unconformity related Athabasca uranium deposits although locally elevated quantities of these elements have been observed in Zone B.

McArthur River is an unconformity-associated uranium deposit. Deposits of this type are believed to have formed through an oxidation-reduction reaction at a contact where oxygenated fluids meet with reducing fluids. The geological model was confirmed by surface drilling, underground drilling, development and production activities.

About the McArthur River Operation

Cameco has disclosed that, beginning in February 2018, it instituted a planned production suspension. In response to market conditions, in July 2018 Cameco decided to extend the suspension for an indeterminate duration. In February 2022, Cameco announced plans to transition from care and maintenance to planned production of 15 Mlbs per year (100% basis) by 2024. In February 2023, Cameco updated their 2024 production plan to achieve 18 million pounds per year (100% basis) by 2024.

Cameco began construction and development of the McArthur River mine in 1997 and completed it on schedule. Mining began in December 1999 and commercial production on November 1, 2000. Cameco disclosed that the operation has successfully extracted over 325 Mlbs (100% basis) since mining began in 1999.

The mineral reserves at McArthur River are contained within seven zones: Zones 1, 2, 3, 4, 4 South, A and B. Prior to care and maintenance, there were two active mining zones and one where development was significantly advanced.

Zone 2 has been actively mined since production began in 1999. The ore zone was initially divided into three freeze panels. As the freeze wall was expanded, the inner connecting freeze walls were decommissioned in order to recover the inaccessible uranium around the active freeze pipes. Mining of Zone 2 is almost complete. About 4.7 Mlbs of mineral reserves remain (100% basis) and Cameco expects to recover them using a combination of raisebore and blasthole stope mining.

Zone 4 has been actively mined since 2010. The zone was divided into four freeze panels, and like in Zone 2, as the freeze wall was expanded, the inner connecting freeze walls were decommissioned. Zone 4 has 116.6 Mlbs of mineral reserves (100% basis) secured behind freeze walls and it will be the main source of production when mine production restarts. Raisebore mining and blasthole stoping will be used to recover the mineral reserves.

Zone 1 is the next planned mine area to be brought into production. Freezehole drilling was 90% complete and brine distribution construction was approximately 10% complete when work ceased in 2018 as part of the production suspension. Work remaining before production can begin includes completion of the freezehole drilling, brine distribution construction, ground freezing and drill and extraction chamber development. Once complete, an additional 48.0 Mlbs of mineral reserves (100% basis) will be secured behind freeze walls. Blasthole stope mining is currently planned as the main extraction method.

Permits

Cameco disclosed that three key permits are required to operate the McArthur River mine:

•
Uranium Mine Operating Licence – renewed in 2013 and expires on October 31, 2023 (from the CNSC);
•
Approval to Operate Pollutant Control Facilities – renewed in 2017 and expires on June 30, 2023 (from the Saskatchewan Ministry of Environment (SMOE)); and
•
Water Rights Licence and Approval to Operate Works – amended in 2011 and valid for an undefined term (from the Saskatchewan Watershed Authority).

The CNSC relicensing process is under way for McArthur River and Key Lake, and Cameco expects a decision from the CNSC later in 2023. Cameco does not expect any interruption or significant risks from this process.

The CNSC licence conditions handbook allows McArthur River to produce up to 25.0 Mlbs (100% basis) per year.

Infrastructure

Surface facilities are 550 metres above sea level. The site includes:

•
an underground mine with three shafts: one full surface shaft and two ventilation shafts
•
1.6-kilometre gravel airstrip and air terminal
•
waste rock stockpiles
•
water containment ponds and treatment plant
•
a freshwater pump house
•
a powerhouse
•
electrical substations
•
backup electrical generators
•
a warehouse
•
freeze plants
•
a concrete batch plant
•
an administration and maintenance shop building
•
a permanent residence and recreation facilities
•
an ore slurry load out facility

Water, Power and Heat

Toby Lake, which is nearby and easy to access, has enough water to satisfy all surface water requirements. Collection of groundwater entering into shafts is sufficient to meet all underground process water requirements. The site is connected to the provincial power grid, and it has backup generators in case there is an interruption in grid power.

McArthur River operates throughout the year despite cold winter conditions. During the winter, Cameco heats the fresh air necessary to ventilate the underground workings using propane-fired burners.

Employees

Employees are recruited with preference given to residents of northern Saskatchewan.

Cameco disclosed that it reached a new collective agreement with unionized employees at the McArthur River/Key Lake operations in July 2019. The agreement expired on December 31, 2022. Negotiations for a new agreement have commenced. As in past negotiations, work continues under the terms of the expired collective agreement. There is a risk to the production plan if Cameco is unable to reach an agreement and there is a labour dispute.

Mining Methods and Techniques

The McArthur River deposit presents unique challenges that are not typical of traditional hard or soft rock mines. These challenges are the result of mining in or near high-pressure ground water in challenging ground conditions with significant radiation concerns due to the high-grade uranium ore. Cameco has disclosed that they take significant steps and precautions to reduce the risks. Mine designs and mining methods are selected based on Cameco's ability to mitigate hydrological, radiological, and geotechnical risks. Cameco states that operational experience gained since the start of production has resulted in a significant reduction in risk. Cameco discloses however, that there is no guarantee that their efforts to mitigate risk will be successful.

There are three approved mining methods at McArthur River: raisebore mining, blasthole stope mining and boxhole mining. However, only raisebore and blasthole stope mining remain in use. These methods all use ground freezing to mine the McArthur River deposit.

Ground Freezing

All the mineralized areas discovered to date at McArthur River are in, or partially in, water-bearing ground with significant pressure at mining depths. This high-pressure water source is isolated from active development and production areas in order to reduce the inherent risk of an inflow. To date, McArthur River has relied on pressure grouting and ground freezing to successfully mitigate the risks of the high-pressure ground water.

Chilled brine is circulated through freezeholes to form an impermeable freeze barrier around the area being mined. This prevents water from entering the mine and helps stabilize weak rock formations. Ground freezing reduces, but does not fully eliminate, the risk of water inflows.

Blasthole Stoping

Blasthole stoping began in 2011 and was the main extraction method prior to the production suspension. It is planned in areas where blastholes can be accurately drilled and small stable stopes excavated without jeopardizing the freeze wall integrity. The use of this method has allowed the site to improve operating costs by increasing overall extraction efficiency by reducing underground development, concrete consumption, mineralized waste generation and improving extraction cycle time.

Raisebore Mining

Raisebore mining is an innovative non-entry approach that was adapted to meet the unique challenges at McArthur River, and it has been used since mining began in 1999. This method is favourable for mining the weaker rock mass areas of the deposit and is suitable for massive high-grade zones where there is access both above and below the ore zone.

Initial Processing

McArthur River produces two product streams, high-grade slurry and low-grade mineralized rock. Both product streams are shipped to the Key Lake mill to produce uranium ore concentrate.

The high-grade material is ground and thickened into a slurry paste underground and then pumped to surface. The material is then thickened and blended for grade control and shipped to Key Lake in slurry totes using haul trucks.

The low-grade mineralized material is hoisted to surface and shipped as a dry product to Key Lake using covered haul trucks. Once at Key Lake, the material is ground, thickened and blended with the high-grade slurry to a nominal 5% U3O8 mill feed grade. It is then processed into uranium ore concentrate and packaged in drums for further processing off-site.

New Mining Areas

Cameco must bring on new mining zones to sustain production. Prior to the production shutdown, two new areas were under active development. Zone 1 was in the freeze drilling stage (90% complete) and Zone 4 South was in the initial freeze drift development stage.

In 2018, all development and construction activities for the new mining zones were halted as part of the production suspension. Work is expected to resume in Zone 1 in 2023.

Tailings

McArthur River does not have a tailings management facility (TMF) as it ships all mineralized material to Key Lake for final milling and processing.

Waste Rock

The waste rock piles are confined to a small footprint on the surface lease and managed in contained facilities. These are separated into three categories:

•
clean waste (includes mine development waste, crushed waste, and various piles for concrete aggregate and backfill)
•
low-grade mineralization temporarily stored on lined pads until trucked to Key Lake
•
waste with acid-generating potential – temporarily stored on lined pads – for concrete aggregate

Water Inflow Incidents

Cameco disclosed that there have been two notable water inflow incidents at the McArthur River mine. These two inflows have strongly influenced the mine design, inflow risk mitigation and inflow preparedness:

Bay 12 Inflow: Production was temporarily suspended on April 6, 2003, as increased water inflow due to a rock fall in a new development area (Bay 12 located just above the 530-metre level) began to flood the lower portions of the mine, including the underground grinding circuit area. Additional dewatering capacity was installed, and the flooded areas were dewatered and repaired. Mining resumed in July 2003 and sealed off the excess water inflow in July 2004.

590-7820N Inflow: In November 2008, there was a small water inflow in the lower Zone 4 development area on the 590-metre level. Cameco disclosed that it did not impact production but did delay local development for approximately one year. In January 2010, the inflow was sealed off and local development was resumed.

Pumping and Capacity Treatment Limits

The standard for this mine is to secure pumping capacity of at least one and a half times the estimated maximum sustained inflow. Cameco disclosed that it reviews the dewatering system and requirements at least once a year and before any work begins on any new zone. As the mine plan is advanced, the dewatering system will be expanded to handle water from the new mine areas. Cameco has stated they believe it has sufficient pumping, water treatment and surface storage capacity to handle the estimated maximum sustained inflow.

Production

Cameco disclosed that in 2018, 0.5 Mlbs of U3O8 was mined in early January in order to complete mining that was in progress at the end of December 2017. No mining took place from 2019 to 2021. In 2022, Cameco produced 1.1 million pounds (100%); their share 0.8 million pounds. Cameco plans to produce 15 million pounds (100% basis) in 2023 and 18 million pounds (100% basis) in 2024.

The mine plan is designed to extract all of the current McArthur River mineral reserves. The following is a general summary of the mine plan production schedule parameters on a 100% basis for these mineral reserves:

Total mine production

•
2,221,000 tonnes of ore
•
389 Mlbs of U3O8, based on current unmined mineral reserves.
•
Average grade of 7.94% U3O8
•
150 to 350 tonnes per day, varying with ore grade.

Note: Broken ore inventory (previously mined material) is not included in the mine production plan total. Current broken inventory consists of 3.6 Mlbs of U3O8 at McArthur River and 1.5 Mlbs of U3O8 at Key Lake.

Cameco disclosed that, in 2018, 0.2 Mlbs of U3O8 was produced as part of the Key Lake final clean out prior to shutdown. No mining took place from 2019 to 2021. In 2022, based on their plan to transition to operational readiness, Cameco could produce up to 5 Mlbs; Cameco's share up to 3.5 Mlbs.

With the improvement in the uranium market and the success Cameco has had in securing new long-term contracts, Cameco disclosed that they have updated their 2024 production plan to achieve 18 million pounds (100% basis) per year starting in 2024.

Cameco disclosed that no milling took place at the Key Lake Mill from 2019 through 2021. In 2022, Cameco packaged a total of 1.1 million pounds (Cameco's share 0.8 million pounds).

The mill plan is designed to process all the current McArthur River mineral reserves plus Key Lake low-grade mineralization remaining from the Deilmann and Gaertner pits. In addition, a small amount of recycled product from Blind River and Port Hope facilities is planned to be processed. The following is a general summary of the mill plan production schedule parameters on a 100% basis for these mineral reserves, mineralized material, and product:

Total mill production

•
3,466,000 tonnes of mill feed including blend and recycle material
•
Average feed grade of 5.20% U3O8
•
394 Mlbs of U3O8 packaged based on an average recovery of 99.0%

Production Suspension

In 2018, Cameco reported a temporary planned production suspension and in July 2018 they extended the suspension for an indeterminate duration. There was nominal production in 2018 and no production from 2019 through 2021. A reduced workforce remained at McArthur River and Key Lake to keep the facilities in a state of safe care and maintenance. Care and maintenance activities included mine dewatering, water treatment, freeze wall maintenance, and environmental monitoring, as well as preservation maintenance and monitoring of critical facilities.

Production Resumption Plan

Cameco announced in February 2022 to transition McArthur River and Key Lake from care and maintenance to resuming production, through most of 2022, Cameco undertook the necessary operational readiness activities prior to restarting production.

Cameco further announced in November 2022 that the first pounds of uranium ore from the McArthur River mine had been milled and packaged at the Key Lake mill, marking the achievement of initial production as these facilities transition back into normal operations. Total packaged production from McArthur River and Key Lake in 2022 was 1.1 million pounds (0.8 million pounds Cameco's share).

Operational readiness activities consisted of recruitment, training, infrastructure upgrades and commissioning as well as reactivation of mobile equipment previously stored for care and maintenance. Operational activities included mine dewatering, water treatment, freeze wall maintenance, and environmental monitoring.

In 2022, production forecasts were revised as Cameco worked through normal commissioning issues to integrate the existing and new assets with upgraded operational technology which caused some delays to the schedule at the mill. During the year, Cameco expensed operational readiness costs of approximately $169 million directly to cost of sales. With the restart of production in 2023, Cameco will no longer expense monthly operational readiness costs.

Cameco states that, with the extended period of time the assets were on care and maintenance, the operational changes made, and commissioning issues that Cameco have worked through at the mill, which caused delays to the production schedule in 2022, there is continued uncertainty regarding the timing of a successful ramp up to planned production and the associated costs. In addition, inflation, the availability of personnel with the necessary skills and experience, and the potential impact of supply chain challenges on the availability of materials and reagents carry with them the risks of not achieving their production plans, production delays and increased costs.

Licensed Annual Production Capacity

The McArthur River mine and Key Lake mill are both licensed to produce up to 25 Mlbs (100% basis) per year. To achieve annual production at the licensed capacity, Cameco states that additional investment will be required.

Innovation

In 2020, Cameco disclosed that they began a program to advance the assessment of innovation opportunities at the McArthur River mine and Key Lake mill. Cameco established a team of internal experts who have been tasked with assessing, designing, and implementing opportunities to improve operating efficiency.

Key Lake Mill

The Key Lake mill is located in northern Saskatchewan, 570 kilometres north of Saskatoon. The site is nine kilometres long and five kilometres wide and is connected to McArthur River by an 80-kilometre all-weather road. There is a 1.6-kilometre unpaved air strip and an air terminal on the east edge of the site. The Company notes that the Cigar Lake Royalty does not apply to the Key Lake mill itself.

Cameco disclosed that it requires two key permits to operate the Key Lake mill:

•
Uranium Mill Operating Licence – renewed in 2013 and expires on October 31, 2023 (from the CNSC); and
•
Approval to Operate Pollutant Control Facilities – renewed in 2021 and expires on November 30, 2029 (from the SMOE).

The CNSC licence conditions handbook allows the Key Lake mill to produce up to 25.0 Mlbs (100% basis) per year.

All McArthur River ore is milled at Key Lake. Cameco does not have a formal toll milling agreement with the Key Lake joint venture.

In June 1999, the Key Lake joint venture (Cameco and Uranerz Exploration and Mining Ltd. ("UEM")) entered into a toll milling agreement with Orano to process their total share of McArthur River ore. The terms of the agreement (as amended in January 2001) include the following:

•
processing is at cost, plus a toll milling fee; and
•
the Key Lake joint venture owners are responsible for decommissioning the Key Lake mill and for certain capital costs, including the costs of any tailings management associated with milling Orano's share of McArthur River ore.

Cameco discloses that the following changes were made to the agreement in 2009:

•
the fees and expenses related to Orano's pro rata share of ore produced just before the UEM distribution (16.234% – the first ore stream) have not changed. Orano is not responsible for any capital or decommissioning costs related to the first ore stream; and
•
the fees and expenses related to Orano's pro rata share of ore produced as a result of the UEM distribution (an additional 13.961% – the second ore stream) have not changed. Orano's responsibility for capital and decommissioning costs related to the second ore stream are, however, as a Key Lake joint venture owner under the original agreement.

The agreement was amended again in 2011 and now requires:

•
milling of the first ore stream at the Key Lake mill until May 31, 2028; and
•
milling of the second ore stream at the Key Lake mill for the entire life of the McArthur River Project.

The McArthur River low-grade mineralization, including legacy low-grade mineralized waste rock stored at Key Lake, is slurried, ground and thickened at Key Lake and then blended with McArthur River high-grade slurry to a nominal 5% U3O8 mill feed grade. All remaining uranium processing (leaching through to calcined uranium ore concentrate packaging) and tailings disposal also occur at Key Lake.

The Key Lake mill comprises the following eight plants:

•
ore slurry receiving plant

•
grinding/blending plant
•
reverse osmosis plant
•
leaching/counter current decantation plant
•
solvent extraction plant
•
yellowcake precipitation/dewatering/calcining/packing/ammonium sulphate plant
•
bulk neutralization/lime handling/tailings pumping
•
powerhouse/utilities/acid plant/oxygen plant complex

Cameco discloses that the original McArthur River flowsheet was largely based on the use of conventional mineral processing concepts and equipment. Where necessary, testwork was undertaken to prove design concepts or adapt conventional equipment for unique services. Simulated ore was utilized in much of the testwork because the off-site testing facilities were not licenced to receive radioactive materials. Testwork at the Key Lake metallurgical laboratory also confirmed the suitability of the Key Lake mill circuit for processing McArthur River ore with some Key Lake circuit modifications.

Cameco further states that, to date, numerous changes have been made to both the McArthur River and Key Lake processing and water treatment circuits to improve their operational reliability and efficiency. From a uranium recovery perspective, the most important was to change the McArthur River grinding circuit classification system from screens to cyclones. This was completed in late 2009 and provided a measurable recovery increase as well as reduced particle segregation issues. From 2012 to 2017 Key Lake achieved an annual mill recovery of 99% and this is assumed to continue.

Cameco states that testing at Key Lake has shown that use of a silica coagulant was able to alleviate the issues caused by the cement dilution in the ore from McArthur River. This has eliminated the need to operate the gravity concentrator circuit as well as increased the solvent extraction circuit capacity.

There are five rock stockpiles at the Key Lake site:

•
three contain non-mineralized waste rock. These will be decommissioned when the site is closed; and
•
two contain low-grade mineralized material. These are used to lower the grade of McArthur River ore before it enters the milling circuit.

Cameco modified Key Lake's effluent treatment process to satisfy licence and permit requirements.

There are two TMFs at the Key Lake site:

•
an above-ground impoundment facility, where tailings are stored within compacted till embankments. Cameco states it has not deposited tailings here since 1996, and are looking at several options for decommissioning this facility in the future; and
•
the Deilmann pit, which was mined out in the 1990s. Tailings from processing McArthur River ore are deposited in the Deilmann TMF.

Cameco discloses that, beginning in July 2001, periodic sloughing of the pit walls in the western portion of the Deilmann TMF was experienced. Cameco therefore implemented a long-term stabilization plan and the final phase was completed in 2019. Cameco is currently completing a study to determine if additional work is warranted.

Based upon the current licence conditions, Cameco expects to have sufficient tailings capacity to mill all of the known McArthur River mineral reserves and resources, should they be converted to reserves, with additional capacity to toll mill ore from other regional deposits.

Decommissioning and Financial Assurances

Cameco states that updated preliminary decommissioning plans for McArthur River and Key Lake were submitted in 2017 and 2018 as part of the regular five-year update schedule. Prior to revising the letters of credit, approval of the updated plans is required from the province of Saskatchewan and CNSC staff as well as formal approval from the CNSC through a Commission proceeding.

The necessary approvals were received. The documents included their estimated cost for implementing the plans and addressing known environmental liabilities.

Cameco further discloses that, in 2022, as part of the required five-year update schedule, Cameco submitted revised preliminary decommissioning estimates for McArthur River and Key Lake, which are currently being reviewed by the province of Saskatchewan and CNSC staff.

Operating and Capital Costs

The following is a summary of Cameco's operating and capital cost estimates for the life of mine, stated in constant 2022 dollars and reflecting a forecast life of mine mill production of 394 Mlbs U3O8 packaged. The summary reflects Cameco's February 9, 2022, announcement to transition McArthur River and Key Lake from care and maintenance to planned production of 15 Mlbs per year (100% basis) by 2024, with life of the operations extended through 2048.

Operating Costs ($Cdn million)	Total (2023 – 2024)
McArthur River Mining
Site administration	$973.7
Mining costs	1,865.9
Process	315.0
Corporate overhead	209.7
Total mining costs	$3,364.3
Key Lake Milling
Administration	$928.6
Milling costs	1,901.9
Corporate overhead	172.7
Total milling costs	$3,003.2
Total operating costs	$6,367.5
Total operating cost per pound U3O8	$16.15

Note: Presented as total cost to the McArthur River Joint Venture

Estimated operating costs to the MRJV consist of annual expenditures at McArthur River to mine the mineral reserves, process it underground, including grinding, density control and pumping the resulting slurry to surface for transportation to Key Lake.

Operating costs at Key Lake consist of costs for receipt of the slurry, up to and including precipitation of the uranium into yellowcake, including cost of disposal of tailings to the Deilmann TMF.

Capital Costs ($Cdn million)	Total (2023 – 2044)
McArthur River Mine Development	$453.7

McArthur River Mine Capital
Freeze infrastructure	$133.2
Water management and electrical infrastructure	10.1
Other mine capital	332.3
Total mine capital	$475.6
Key Lake Mill Sustaining
Total mill capital	$244.0
Total capital costs	$1,173.3

Notes:

1.
Presented as total cost to the McArthur River Joint Venture
2.
Mine development includes delineation drilling, mine development, probe and grout drilling, freeze drilling and minor support infrastructure.

Estimated capital costs to the MRJV include sustaining costs for both McArthur River and Key Lake, as well as underground development at McArthur River to bring mineral reserves into production. Overall, the largest segment of capital at McArthur River is mine development. Other significant capital includes freeze infrastructure costs.

The economic analysis, effective as of December 31, 2018, being the effective date of the technical report, resulted in an estimated pre-tax net present value (NPV) (at a discount rate of 8%) to Cameco for net cash flows from January 1, 2019, forward of $2.97 billion for its share of the current McArthur River mineral reserves. Using the total capital invested to December 31, 2018, along with the operating and capital estimates for the remainder of the mineral reserves, the pre-tax internal rate of return (IRR) was estimated to be 11.6%.

The analysis was from the point of view of Cameco, which owns 69.805% of the MRJV, and incorporated a projection of Cameco's sales revenue from its proportionate share of the related production, less its share of related operating and capital costs of the MRJV, as well as royalties and surcharges that will be payable on the sale of concentrates.

Cameco states that, for the purpose of the economic analysis, the projected impact of income taxes was excluded due to the nature of the required calculations. McArthur River operates as an unincorporated joint venture and is therefore not subject to direct income taxation at the joint venture level. It is not practical to allocate a resulting income tax cost to Cameco's portion of the McArthur River operation, as Cameco's tax expense is a function of several variables, most of which are independent of its investment in McArthur River.

Economic Analysis ($Cdn M)	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12
Production volume (000's lbs U3O8)	-	2,788	12,508	12,550	12,653	12,591	12,621	12,611	12,550	12,556	12,587	12,553	12,569
Sales revenue	$ -	$ 131.7	$ 572.2	$ 577.5	$ 602.8	$ 618.7	$ 635.0	$ 651.6	$ 662.9	$ 683.3	$ 698.0	$ 709.1	$ 719.4
Operating costs	68.2	137.5	171.1	169.5	169.0	168.9	170.1	172.9	177.5	177.9	179.3	179.9	180.0
Capital costs	3.7	31.1	36.7	31.9	31.0	42.9	36.8	34.7	35.0	42.6	43.6	74.4	32.0
Basic royalty	-	5.6	24.3	24.5	25.6	26.3	27.0	27.7	28.2	29.0	29.7	30.1	30.6
Resource surcharge	-	3.9	17.2	17.3	18.1	18.6	19.0	19.5	19.9	20.5	20.9	21.3	21.6
Profit royalty	-	-	42.6	49.7	53.5	54.1	57.3	59.6	60.4	62.3	64.1	61.1	69.1
Net pre-tax cash flow	$ (71.9)	$ (46.5)	$ 280.2	$ 284.6	$ 305.5	$ 307.9	$ 324.8	$ 337.2	$ 341.8	$ 351.0	$ 360.4	$ 342.3	$ 386.2

Economic Analysis ($Cdn M)	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18	Year 19	Year 20	Year 21	Year 22	Year 23	Total
Production volume (000's lbs U3O8)	12,567	12,630	12,618	12,602	12,591	12,603	12,611	12,649	12,779	11,705	6,060	272,553
Sales revenue	$ 748.7	$ 757.8	$ 772.9	$ 787.6	$ 780.6	$ 787.7	$ 794.5	$ 796.9	$ 805.1	$ 737.4	$ 381.8	$ 15,413.2
Operating costs	182.1	184.7	185.3	184.5	184.0	182.1	181.8	178.8	175.4	171.0	148.6	4,080.3
Capital costs	33.3	23.6	21.7	21.4	21.6	21.9	17.7	11.9	6.4	1.4	-	657.5
Basic royalty	31.8	32.2	32.8	33.5	33.2	33.5	33.8	33.9	34.2	31.3	16.2	655.1
Resource surcharge	22.5	22.7	23.2	23.6	23.4	23.6	23.8	23.9	24.2	22.1	11.5	462.4
Profit royalty	73.1	75.7	78.1	80.5	79.5	80.8	82.5	84.2	86.6	78.5	31.7	1,465.0
Net pre-tax cash flow	$ 405.9	$ 418.9	$ 431.7	$ 444.1	$ 438.9	$ 445.7	$ 454.9	$ 464.3	$ 478.2	$ 433.0	$ 173.8	$ 8,092.9

Pre-tax NPV (8%) to January 1, 2019	$ 2,973.3
Pre-tax IRR (%)	11.6%

Notes:

1. The economic analysis assumes the McArthur River in and Key Lake mill are both in a state of care and maintenance during Year 0 with a restart occurring in Year 1.
2. Production volume does not include recycled product received from the Blind River Refinery and the Port Hope Conversion Facility.
3. In February 2022, Cameco announced its plan to transition McArthur River and Key Lake from care and maintenance to planned production of 15 million pounds (100% basis) by 2024. In February 2023, Cameco announced an update to this plan with planned production of 18 million pounds (100% basis) by 2024. The economic analysis has not been updated for these announcements.

Cameco disclosed that its expectations and plans regarding McArthur River/Key Lake, including forecasts of operating and capital costs, net cash flow, production and mine life are forward-looking information and are based specifically on the risks and assumptions discussed on pages 3, 4 and 5 of the 2022 AIF. Cameco further discloses that they may change their operating or capital spending plans in 2023, depending upon uranium markets, Cameco's financial position, results of operation, or other factors.

Cameco also discloses that estimates of expected future production, and capital and operating costs are inherently uncertain, particularly beyond one year, and may change materially over time.

Exploration, Drilling, Sampling, Data Quality and Estimates

Cameco states that the original McArthur River mineral resource estimates were derived from surface diamond drilling from 1980 to 1992. In 1988 and 1989, this drilling first revealed significant uranium mineralization. By 1992, Cameco had delineated the mineralization over a strike length of 1,700 metres at depths of between 500 to 640 metres. The very high-grade found in the drillholes justified the development of an underground exploration project in 1993.

Cameco further states that there was no exploration activity in 2022 as they focused on the restart of production.

Drilling

Drilling has been carried out extensively from both surface and underground in order to locate and delineate mineralization. Surface exploration drilling is initially used in areas where underground access is not available and is used to guide the underground exploration programs.

Cameco has carried out surface drilling since 2004, to test the extension of mineralization identified from the historical surface drillholes, to test new targets along the strike and to evaluate the P2 trend northeast and southwest of the mine. Surface drilling since 2004 has extended the potential strike length to more than 2,700 metres.

Cameco has completed preliminary drill tests of the P2 trend at 300 metre intervals or less over 11.5 kilometres (5.0 kilometres northeast and 6.4 kilometres southwest of the McArthur River deposit) of the total 13.75 kilometres strike length of the P2 trend. Surface exploration drilling in 2015 focused on additional evaluation in the southern part of the P2 trend south of the P2 main mineralization. Starting in 2016, exploration efforts shifted away from the P2 trend to the north part of the property.

In 1993, regulators approved an underground exploration program, consisting of shaft sinking, lateral development and drilling. The shaft was completed in 1994.

Cameco has drilled more than 1,260 underground drillholes since 1993 to get detailed information along 1,800 metres of strike length. The drilling was primarily completed from the 530 and 640 metre levels.

In addition to the exploration drilling, geological data has been collected from the underground probe and grout, service, drain, freeze and geotechnical drill programs.

In 2017, Cameco continued with underground delineation drilling of Zone B and Zone 4 in order to provide the information required for more detailed mining plans. In 2018, all underground delineation drilling was halted as part of the production suspension. Drilling results are reflected in reported mineral resources and reserves.

Cameco states that, since the halt of underground delineation drilling in 2018 as part of the production suspension, there has been no drilling activity. Resumption of drilling activities is planned for 2023.

Sampling, Analysis and Data Verification

Surface holes were generally drilled on sections spaced between 50 and 200 metres with 12 to 25 metres between holes on a section when necessary. Drilled depths average 670 metres.

The orientation of mineralization is variable but, in general, vertical holes generally intersect mineralization at angles of 25 to 45 degrees, resulting in true widths being 40 to 70% of the intersected width. Angled holes usually intercept mineralization closer to perpendicular, giving intercepts that are closer to true width.

Any stratigraphy exhibiting noteworthy alteration, structures or radiometric anomalies is split and sampled. Given that the vast majority of the deposit has been delineated from underground, few surface holes are currently sampled and used for mineral resource and reserve estimation purposes.

Cameco discloses that underground drilling is generally planned to provide close to true thicknesses results. All underground exploration holes are core drilled and gamma probed whenever possible. McArthur River uses a high-flux gamma probe designed and constructed by alphaNUCLEAR, a member of the Cameco group of companies. This high-flux gamma probe utilizes two Geiger Mϋller tubes to detect the amount of gamma radiation emanating from the surroundings. The count rate obtained from the high-flux probe is compared against chemical assay results to establish a correlation to convert corrected probe count rates into equivalent % U3O8 grades for use when assay results are unavailable. The consistency between probe data and chemical assays demonstrates that secular equilibrium exists within the deposit. A small portion of the data used to estimate mineral resources is obtained from assays, and in these cases, the core depth is validated by comparing the downhole gamma survey results with a hand-held scintillometer on core before it is logged, photographed, and then sampled for uranium analysis. Attempts are made to avoid having samples cross geological boundaries.

When sampled, the entire core from each sample interval is taken for assay or other measurements are used to characterize the physical and geochemical properties of the deposit. This reduces the sample bias inherent when splitting core. Core recovery throughout the deposit has generally been very good. However, in areas of poor core recovery uranium grade determination is generally based on radiometric probe results.

The typical sample collection process at McArthur River includes the following procedures:

•
marking the sample intervals on the core boxes, at the nominal 50 cm sample length, by a geoscientist;
•
collection of the samples in plastic bags, taking the entire core;
•
documentation of the sample location, including assigning a sample number, and description of the sample, including radiometric values from a hand-held device;
•
bagging and sealing, with sample tags inside bags and sample numbers on the bags; and
•
placement of samples in steel drums for shipping.

Cameco states that current sampling protocols dictate that all samples are collected and prepared under the close supervision of a qualified geoscientist in a restricted core processing facility. The core samples are collected and transferred from the core boxes to high-strength plastic sample bags, then sealed. The sealed bags are then placed in steel drums and shipped in compliance with the Transport of Dangerous Goods regulations with tamper-proof security seals. Chain of custody documentation is present from inserting samples into steel drums to the final delivery of results by the Saskatchewan Research Council Geoanalytical Laboratories ("SRC").

All samples collected are prepared and analysed under the close supervision of qualified personnel at SRC, which is a restricted access laboratory licenced by the CNSC.

Cameco further states that drill core assay sample preparation is performed at SRC's main laboratory, which is independent of the participants of the MRJV. It involves jaw crushing to 60% @ 2 mm and splitting out a 100 – 200 g sub-sample using a riffle splitter. The sub-sample is pulverized to 90% @ -106 microns using a puck and ring grinding mill. The pulp is then transferred to a labelled plastic snap top vial. Assaying by SRC involved digesting an aliquot of pulp in a 100 ml volumetric flask in concentrated 3:1 HCI:HNO3, on a hot plate for approximately one hour. The lost volume is then made up using deionized water prior to analysis by ICP-OES. Instruments used in the analysis are calibrated using certified commercial solutions. This method is ISO/IEC 17025:2005 accredited by the Standards Council of Canada.

Quality Control and Data Verification

As set forth above, the Company is not in a position to verify quality control and data verification measures at the McArthur River Project. The following information regarding quality control and data verification is solely based on Cameco's disclosure in the Cameco 2022 AIF.

Cameco states that the quality assurance and quality control procedures used during early drilling programs were typical for the time. Many of the original signed assay certificates from surface drilling are available and have been reviewed by Cameco geologists.

More recent sample preparation and assaying was completed under the close supervision of qualified personnel at SRC and includes preparing and analysing standards, duplicates and blanks. A standard is prepared and analysed for each batch of samples and one out of every 40 samples is analysed in duplicate.

Cameco disclosed that, in 2013, McArthur River implemented an SQL server based centralized geological data management system to manage all drillhole and sample related data. All core logging, sample collection, downhole probing and sample dispatching activities are carried out and managed within this system. All assay, geochemical and physical analytical results obtained from the external laboratory are uploaded directly into the centralized database, thereby mitigating the potential for manual data transfer errors. The database used for the current mineral resource and mineral reserve estimates was validated by Cameco qualified geoscientists.

Additional quality control measures procedures taken include:

•
review of drillhole collar coordinates and downhole deviations in the database against planned location of the holes. All results from work performed in 2022 were within acceptable tolerances;
•
comparison of the information in the database against the original data, including paper logs, assay certificates and original probing data files. Some hole intervals were reviewed against scintillometer data and core logs to confirm the presence or absence of mineralization;
•
validation of core logging information in plan and section views, and review of logs against photographs of the core. Some hole intervals were reviewed against core photos to confirm the presence or absence of mineralization;
•
checking for data errors such as overlapping intervals and out of range values. No issues were observed;
•
radiometric probes undergo annual servicing and re-calibration as well as additional checks including control probing to ensure precision and accuracy of the probes. Servicing and re-calibration of the probes were performed to prepare for the resumption of drilling activities; and
•
validating uranium grades comparing radiometric probing, core radioactivity measurements and sample assay results. No new measurement data has been collected since the temporary production suspension.

Cameco states that no quality control and data verification related issues of note were identified during the minor mineral resource estimation work performed in 2022.

Since the start of commercial production, Cameco has regularly compared information collected from production activities, such as freezeholes, raisebore pilot holes, radiometric scanning of scoop tram buckets and mill feed sampling, to the drillhole data. Cameco has also compared the uranium block model with mine production results on a monthly basis to ensure an acceptable level of accuracy was maintained.

Cameco states that company geoscientists, including a qualified person as such term is defined in NI 43-101, have witnessed or reviewed drilling, core handling, radiometric probing, logging and sampling facilities used at the McArthur River operation and consider the methodologies to be satisfactory and the results representative and reliable. Cameco further states that there has been no indication of significant inconsistencies in the data used or verified nor any failures to adequately verify the data.

Cameco has stated that it is satisfied with the quality of data and considers it valid for use in the estimation of mineral resources and reserves for McArthur River. Comparison of actual mine production with past expected production supports this opinion.

Mineral Reserve and Resource Estimates

The following are mineral reserve and mineral resource estimates for McArthur River as disclosed by Cameco in the Cameco 2022 AIF as at December 31, 2022.

Mineral Reserves

(tonnes in thousands; pounds in millions; on a 100% basis)

	Proven			Probable			Total Mineral Reserves
Property	Tonnes	Grade % U3O8	Content (lbs U3O8)	Tonnes	Grade % U3O8	Content (lbs. U3O8)	Tonnes	Grade % U3O8	Content (lbs. U3O8)	Metallurgical Recovery (%)
McArthur River	2,138.3	7.00	329.9	530.7	5.47	64.0	2,669.0	6.70	394.0	99

Note that the estimates in the above table:

•
Use a constant dollar average uranium price of approximately US$53.00/lb. U3O8.
•
Are based on exchange rates of US$1.00 US = $1.26.

Cameco reports mineral reserves as the quantity of contained ore supporting the current mining plan and provides an estimate of the metallurgical recovery. The estimate of the amount of valuable product that can be physically recovered by the metallurgical extraction process is obtained by multiplying the quantity of contained metal (content) by the planned metallurgical recovery percentage. The content in the table above is before accounting for estimated metallurgical recovery.

Mineral Resources

(tonnes in thousands; pounds in millions; on a 100% basis)

	Measured			Indicated				Inferred
Property	Tonnes	Grade % U3O8	Content (lbs U3O8)	Tonnes	Grade % U3O8	Content (lbs. U3O8)	Total M+I Content (lbs. U3O8)	Tonnes	Grade % U3O8	Content (lbs. U3O8)
McArthur River	74.9	2.23	3.7	63.0	2.23	3.1	6.8	38.9	2.89	2.5

Note that the estimates in the above table:

•
do not include amounts that have been identified as mineral reserves;
•
do not have demonstrated economic viability; and
•
totals may not add due to rounding.

Key Assumptions, Parameters and Methods

Cameco discloses the following key assumptions in connection with the above mineral reserve and mineral resource estimates:

•
Mineral reserves assume a 99.4% planned mine recovery and have allowances for expected waste (42% average) and backfill (6.8% average) dilution as part of the normal mining extraction process. Mineral resources do not include such allowances.
•
An average uranium price of US$53.00/lb. U3O8 with a US$1.00 = $1.26 fixed exchange rate was used to estimate the mineral reserves, taking into account the annual forecast realized prices.
•
Mining rates assume annual packaged production of 15 Mlbs.

Cameco discloses the following key parameters in connection with the above mineral reserve and mineral resource estimates:

•
Grades of U3O8 were obtained from chemical assaying of drill core or from equivalent % U3O8 grades obtained from radiometric probing results. In areas of poor core recovery (usually < 75%) or missing samples, the grade was determined from probing.
•
When not measured, densities are determined using formulas based on the relation between density measurements of drill core and chemical assay grades.
•
Mineral resources are estimated at a minimum mineralized thickness of 1.0 metre and at a minimum grade of 0.50% U3O8. Reported mineral reserves are based on pounds U3O8 recovered per excavation, translating into an average cut-off grade of 0.75% U3O8.
•
Mineral reserves are estimated based on the use of raisebore and blasthole stope mining methods in conjunction with freeze curtains.

•
Reasonable expectation for eventual economic extraction of the mineral resources is based on the long-term forecast uranium price, anticipated production costs and the tonnage and grade of the mineralized areas.

Cameco discloses the following key methods in connection with the above mineral reserve and mineral resource estimates:

•
The models were created from the geological interpretation in section and plan views and in 3-dimensions from surface and underground drillhole information.
•
Mineral resources and mineral reserves were estimated using 3-dimensional block models. Ordinary kriging and inverse distance squared methods were used to estimate the grade and density.
•
Maptek Vulcan and Leapfrog Geo software were used to generate the mineral resource and reserve estimates.

WATERBURY LAKE / CIGAR LAKE

The information set out below has been sourced from the Cigar Lake Technical Report and the Cameco 2022 AIF, copies of which are available under Cameco's profile at www.sedar.com. Readers should consult these documents for further information regarding Waterbury Lake / Cigar Lake.

The Company acquired the Cigar Lake Royalty on May 7, 2021, pursuant to an amended and restated royalty purchase agreement, dated effective February 10, 2021 (the "Royalty Purchase Agreement") among the Company, Reserve Minerals Inc. and Reserve Industries Corp. (collectively, the "Royalty Vendors").

Project Description, Location and Access

The Cigar Lake underground mine began development in 2005, but development was delayed due to water inflows. In October 2014, the McClean Lake mill produced the first uranium concentrate from ore mined at the Cigar Lake operation. Commercial production was declared in May 2015.

The Cigar Lake mine site is located near Waterbury Lake, approximately 660 kilometres north of Saskatoon. The mine site is in close proximity to other uranium production operations: McClean Lake mill is 69 kilometres northeast by road and McArthur River mine is 46 kilometres southwest by air from the mine site.

Access to the property is by an all-weather road and by air. Site activities occur year-round, including supply deliveries. There is an unpaved airstrip and air terminal east of the mine site.

Saskatoon, a major population centre south of the Cigar Lake deposit, has highway and air links to the rest of North America.

Cameco states that the Cigar Lake Joint Venture (the "CLJV") acquired the right to use and occupy the lands necessary to mine the deposit under a surface lease agreement with the province of Saskatchewan. The lease covers approximately 1,042 hectares and expires in May 2044. The CLJV has the right to mine the deposit under ML 5521, granted to the CLJV by the province of Saskatchewan. The lease covers 308 hectares and expires in December 2031. The CLJV has the right to renew the lease for further 10-year terms.

Cameco states that a mineral claim gives the CLJV the right to explore for minerals and to apply for a mineral lease. There are 38 mineral claims totaling 95,293 hectares adjoining the mineral lease and surrounding the site. The mineral claims are in good standing until 2037 or later.

The Cigar Lake Royalty does not apply to the entirety of the project lands. However, the Company believes that the Cigar Lake Royalty applies to substantially all areas of the project underlying the existing mine and areas underlying estimates of mineral reserve and mineral resource.

The climate is typical of the continental sub-arctic region of northern Saskatchewan. Summers are short and cool even though daily temperatures can sometimes reach above 30°C. The mean daily temperature for the coldest month is below -20°C, and winter daily temperatures can reach below -40°C.

The deposit is 40 kilometres west of the eastern margin of the Athabasca Basin in northern Saskatchewan. The topography and environment are typical of the taiga forested lands in the Athabasca Basin. This area is covered with 30 to 50 metres of overburden. Vegetation is dominated by black spruce and jack pine. There is a lake known as "Cigar Lake" which, in part, overlays the deposit.

The closest inhabited site is Points North Landing, 56 kilometres northeast by road. The community of Wollaston Lake is approximately 80 kilometres by air to the east of the mine site. Athabasca Basin community resident employees and contractors fly to the mine site from designed pick-up points. Other employees and contractors fly to site from Saskatoon with pick-up points in Prince Albert and La Ronge.

Geological Setting, Mineralization, and Deposit Types

The deposit is at the unconformity contact separating late Paleoproterozoic to Mesoproterozoic sandstone of the Athabasca Group from middle Paleoproterozoic metasedimentary gneiss and plutonic rocks of the Wollaston Group. The Key Lake, McClean Lake and Collins Bay deposits all have a similar structural setting. While Cigar Lake shares many similarities with these deposits, it is distinguished from other similar deposits by its size, very high grade, and the high degree of clay alteration.

Cigar Lake's geological setting is similar to McArthur River's: the permeable sandstone, which overlays the deposit and basement rocks, contains large volumes of water at significant pressure. Unlike McArthur River, however, the deposit is flat lying.

The Cigar Lake deposit has the shape of a flat- to cigar-shaped lens and is approximately 1,950 metres in length, 20 to 100 metres in width, and ranges up to 13.5 metres thick, with an average thickness of about 5.4 metres. It occurs at depths ranging between 410 to 450 metres below the surface. The eastern part of Cigar Lake is approximately 670 metres long by 100 metres wide and the western part is approximately 1,280 metres long by 75 metres wide.

The deposit has two distinct styles of mineralization:

•
high-grade mineralization at the unconformity which includes all of the mineral resources and mineral reserves; and
•
fracture controlled, vein-like mineralization which is located either higher up in the sandstone or in the basement rock mass.

Most of the uranium metal is in the high-grade mineralization at the unconformity, which has massive clays and high-grade uranium concentrations. This is currently the only economically viable style of mineralization, in the context of the selected mining method and ground conditions.

The uranium oxide in the form of uraninite and pitchblende occurs as disseminated grains in aggregates ranging in size from millimetres to decimetres, and as massive lenses of mineralization up to a few metres thick in a matrix of sandstone and clay. Coffinite (uranium silicate) is estimated to form less than 3% of the total uranium mineralization.

Geochemically, the deposit contains quantities of the elements nickel, copper, cobalt, lead, zinc, molybdenum and arsenic, but in non-economic concentrations. Higher concentrations of these elements are associated with massive pitchblende or massive sections of arseno-sulphides.

Cigar Lake is an unconformity-associated uranium deposit. Deposits of this type are believed to have formed through an oxidation-reduction reaction at a contact where oxygenated fluids meet with reducing fluids.

About the Cigar Lake Operation

Cigar Lake is a developed property with sufficient surface rights to meet current mining operation needs. Cameco is currently mining in the eastern part of the ore body.

Infrastructure

Surface facilities are 490 metres above sea level. The site includes:

• an underground mine with two shafts	• water supply, storage and distribution for industrial water, potable water and fire suppression
• access road joining the provincial highway and McClean Lake	• propane, diesel and gasoline storage and distribution
• site roads and site grading	• electrical power substation and distribution
• airport and terminal	• compressed air supply and distribution
• employee residence and construction camp	• mine water storage ponds and water treatment
• Shaft No. 1 and No. 2 surface facilities	• sewage collection and treatment

• freeze plants and brine distribution equipment	• surface and underground pumping system installation
• surface freeze pads	• ore load out facility
• waste rock stockpiles	• concrete batch plant
• garbage disposal landfill	• Seru Bay pipeline
• administration, maintenance, and warehousing facilities	• emergency power generating facilities
• underground tunnels

The Cigar Lake mine site contains all the necessary services and facilities to operate a remote underground mine, including personnel accommodation, access to water, airport, site roads and other necessary buildings and infrastructure.

Water, Power and Heat

Waterbury Lake, which is nearby, provides water for the industrial activities and the camp. The site is connected to the provincial electricity grid and has standby generators in case there is an interruption in grid power.

Cigar Lake operates throughout the year despite cold winter conditions. During the winter, Cameco uses propane-fired burners to heat the fresh air necessary to ventilate the underground workings.

Employees

Employees are recruited with preference given to residents of northern Saskatchewan.

Mining Methods

The Cigar Lake deposit presents unique challenges that are not typical of traditional hard or soft rock mines. These challenges are the result of mining in or near high-pressure ground water in challenging ground conditions with significant radiation concerns due to the high-grade uranium and elements of concern in the orebody with respect to water quality. Cameco takes significant steps and precautions to reduce the risks. Cameco further states that mine designs and the mining method are selected based on their ability to mitigate hydrological, radiological, and geotechnical risks. Operational experience gained since the start of production has resulted in a significant reduction in risk. However, there is no guarantee that Cameco's efforts to mitigate risk will be successful.

Cameco uses the jet boring system (JBS) method to mine the Cigar Lake deposit.

Bulk Ground Freezing

The permeable sandstone that overlays the deposit and basement rocks contains large volumes of water under significant pressure. From surface, Cameco freezes the ore zone and surrounding ground in the area to be mined to prevent water from entering the mine, to help stabilize weak rock formations, and meet the planned production schedule. This system freezes the deposit and underlying basement rock in two to four years, depending on water content and geological conditions. Cameco has identified greater variation of the freeze rates of different geological formations encountered in the mine, based on information obtained through surface freeze drilling. To manage operational risks and to meet the planned production schedule, the area being mined must meet specific ground freezing requirements before they begin jet boring. Bulk freezing reduces but does not eliminate the risk of water inflows.

Artificial ground freezing is accomplished by drilling a systematic grid of boreholes through the orebody from surface. A network of supply and return pipes on surface convey a calcium chloride brine to and from each hole. The warm brine returning from each hole is chilled to a temperature of approximately -30ºC at the surface freeze plant and recirculated.

JBS Mining

As a result of the unique geological conditions at Cigar Lake, they are unable to utilize traditional mining methods that require access above the ore, which necessitated the development of a non-entry mining method specifically adapted for this deposit. After many years of test mining, Cameco selected jet boring, a non-entry mining method, and it has been used since Cameco began mining in 2014. This method involves:

•
drilling a pilot hole into the frozen orebody, inserting a high-pressure water jet and cutting a cavity out of the frozen ore;
•
collecting the ore and water mixture (slurry) from the cavity and pumping it to storage (sump storage), allowing it to settle;
•
using a clamshell, transporting the ore from sump storage to an underground grinding and processing circuit;
•
once mining is complete, filling each cavity in the orebody with concrete; and
•
starting the process again with the next cavity.

Figure 1 - Jet Boring Technique - Source - Cameco 2022 AIF

This is a non-entry method, which means mining is carried out from headings in the basement rock below the deposit, so employees are not exposed to the ore. Cameco discloses that this mining approach is highly effective at managing worker exposure to radiation levels. It further discloses that, combined with ground freezing and the cuttings collection and hydraulic conveyance system, jet boring reduces radiation exposure to acceptable levels that are below regulatory limits.

The mine equipment fleet at Cigar Lake is currently comprised of three JBS units plus other equipment to support mine development, drilling and other services, and Cameco discloses that this is sufficient to meet production requirements for the remainder of the estimated mine life.

Cameco has divided the orebody into production panels. At least three production panels need to be frozen at one time to achieve the full annual production rate of 18 Mlbs. U3O8. In 2023, planned production is 18 Mlbs. U3O8. One JBS machine will be located below each frozen panel and the three JBS machines required are currently in operation. Two machines actively mine at any given time while the third is moving, setting up, or undergoing maintenance.

Mine Development

Mine development for construction and operation uses two basic approaches: drill and blast with conventional ground support is applied in areas with a competent rock mass. Most permanent areas of the mine, which contain the majority of the installed equipment and infrastructure, are hosted in competent rock mass and are excavated and supported conventionally. The production tunnels immediately below the orebody are primarily in poor, weak rock mass and are excavated and supported using the New Austrian Tunnelling Method ("NATM"). NATM was adopted as the primary method of developing new production cross-cuts, replacing the former Mine Development System ("MDS").

NATM, as applied at Cigar Lake, involves a multi-stage sequential mechanical excavation, extensive external ground support and a specialized shotcrete liner. The liner system incorporates yielding elements which permit controlled deformation required to accommodate additive pressure from mining and ground freezing activities. The production tunnels have an inside diameter of five metres and are approximately circular in profile.

Cameco plans the mine development to take place away from known groundwater sources whenever possible. In addition, they assess all planned mine development for relative risk and apply extensive additional technical and operating controls for all higher risk development.

In order to successfully achieve the planned production schedule, they must continue to successfully transition into new mining areas, which includes mine development and investment in critical support infrastructure. If development work is delayed for any reason, including availability of storage capacity for waste rock, Cameco's ability to meet their future production plans may be impacted.

Mine Access

There are two main levels in the mine: the 480 and 500 metre levels. Both levels are located in the basement rocks below the unconformity. Mining is conducted from the 480-metre level which is located approximately 40 metres below the ore zone. The main underground processing and infrastructure facilities are located on this level. The 500-metre level is accessed via a ramp from the 480-metre level. The 500-metre level provides for the main ventilation exhaust drift for the mine, the mine dewatering sump and additional processing facilities. All construction required for production has been completed.

Processing

Cigar Lake ore slurry is processed in two locations:

Cigar Lake – The ore slurry produced by the JBS is pumped to Cigar Lake's underground crushing, grinding and thickening facility. The resulting finely ground, high density ore slurry is pumped 500 metres to surface to one of the two slurry holding tanks. It is blended and thickened, removing excess water. The final slurry, at an average grade of approximately 17%, is pumped into transport truck containers like the ones used at McArthur River. Water from this process, including water from underground operations, is treated on the surface. Any excess treated water is released into the environment.

McClean Lake – Containers of ore slurry are trucked to Orano's McClean Lake mill, 69 kilometres to the northeast for further processing (Leaching to Yellowcake Packaging). See Toll milling agreement below for a discussion of this arrangement.

Recovery and Metallurgical Testing

Extensive metallurgical test work was performed on core samples of Cigar Lake ore over a seven-year period from 1992 to 1999. This work was used to design the McClean Lake mill circuits relevant to Cigar Lake ore and associated modifications. Samples used for metallurgical test work may not be representative of the deposit as a whole. Additional test work, completed in 2012 with drill core samples, verified that a high uranium recovery rate could be achieved regardless of the variability of the ore. Test work also concluded that more hydrogen gas evolution took place than previously anticipated, which resulted in modifications to the leaching circuit. Leaching modifications were completed in 2014.

The 1992 – 1999 work was performed in France at Orano's SEPA test centre. The results of this test work have provided the core process criteria for the design of the additions and modifications required at the McClean Lake mill for processing Cigar Lake ore. To date, a range of monthly average ore grades, as high as 28% U3O8, have been processed at the McClean Lake milling facility. Based on the test results and past mill performance, an overall uranium recovery of 98.8% is expected.

There is a risk that elevated arsenic concentration in the mill feed may result in increased leaching circuit solution temperatures. The leach process cooling system was updated in 2016 and testing confirmed solution temperature control. Cameco disclosed that the plan is to continue to monitor leaching temperature.

Tailings

The Cigar Lake site does not have a TMF. The ore is processed at the McClean Lake mill. See Toll milling agreement below for a discussion of the McClean Lake TMF.

Waste Rock

The waste rock piles are separated into three categories:

•
clean rock – will remain on the mine site for use as aggregate for roads, concrete backfill and future site reclamation;
•
mineralized waste (>0.03% U3O8) – will be disposed of underground at the Cigar Lake mine; and
•
waste with acid-generating potential – temporarily stored on lined pads.

The latter two stockpiles are contained on lined pads; however, no significant mineralized waste has been identified during development to date.

Production

Cameco's mine plan is disclosed to be designed to extract all of the current Cigar Lake mineral reserves. The following is a general summary of the mine plan production schedule parameters on a 100% basis for these mineral reserves:

Total mill production

•
153 Mlbs of U3O8, based on current mineral reserves and an overall milling recovery of 98.8%
•
Full annual production of 18 Mlbs of U3O8.

Total mine production

•
408,000 tonnes of ore

Average annual mine production

•
100 to 200 tonnes per day during peak production, depending on ore grade.

Average mill feed grade

•
17.2% U3O8

Total packaged production from Cigar Lake in 2022 was 18 million pounds U3O8 compared to 12.2 million pounds U3O8 in 2021. 2021 production was impacted by suspensions, which were a precautionary measure due to the COVID-19 pandemic. In 2022, Cameco was successful in catching up on development work that had been deferred from 2021. Their share of production for 2022 has been updated to reflect the ownership increase effective May 19, 2022.

Cameco has updated their 2024 production plan and expects to maintain production at the licensed rate of 18 million pounds (100% basis) per year based on their contracting success and the improved outlook for the uranium market compared to the previous plan of 13.5 million pounds (100% basis) per year in 2024.

Inflation, the availability of personnel with the necessary skills and experience, and the impact of supply chain challenges on the availability of materials and reagents carry with them the risk of not achieving our production plans, production delays and increased costs in 2023 and future years.

Decommissioning and Financial Assurances

An updated preliminary decommissioning plan for Cigar Lake was submitted in 2017 and 2018 as part of the regular five-year update schedule. Prior to revising the letters of credit, approval of the updated plan is required from the province and CNSC staff as well as formal approval from the CNSC through a Commission proceeding. The necessary approvals were received. The document included Cameco's estimated cost for implementing the plan and addressing known environmental liabilities.

The reclamation and remediation activities associated with waste rock and tailings at the McClean Lake mill are covered by the plans and cost estimates for this facility.

In 2022, as part of the required five-year update schedule, Cameco submitted a revised preliminary decommissioning estimate for Cigar Lake, which is currently being reviewed by the province and CNSC staff.

Water Inflow and Mine/Mill Development

Cigar Lake Water Inflow Incidents

From 2006 through 2008, the Cigar Lake project suffered several setbacks as a result of three water inflow incidents. The first occurred in 2006, resulting in the flooding of the then partially completed Shaft No. 2. The two subsequent incidents involved inflows in the mine workings connected to Shaft No. 1 and resulted in flooding of the mine workings. Cameco executed recovery and remediation plans for all three inflows. Re-entry into the main mine workings was achieved in 2010 and work to secure the mine was completed in 2011. The mine is fully remediated and entered commercial production in 2015.

Lessons learned from the inflows have been applied to the subsequent mine plan and development to reduce the risk of future inflows and improve our ability to manage them should they occur.

Increased Pumping Capacity

In 2012, Cameco increased the installed mine dewatering capacity to 2,500 cubic metres per hour. Mine water treatment capacity has been increased to 2,550 cubic metres per hour, and regulatory approval to discharge routine and non-routine treated water to Seru Bay is in place. Cameco disclosed that, as a result, it believes the operation has sufficient pumping, water treatment and surface storage capacity to handle the estimated maximum inflow.

Current Status of Development

Construction of all major permanent underground development and process facilities required for the duration of the mine life is complete. A number of underground access drifts and production crosscuts remain to be driven as part of ongoing mine development to sustain production rates.

On surface, construction of all permanent infrastructure required to achieve nameplate capacity has been completed.

Underground mine development continued in 2022. Cameco completed the first production crosscut in the western portion of the orebody in preparation for ore mining starting in the second quarter of 2023.

During 2022, Cameco has:

•
executed planned 21-day annual maintenance activities in July;
•
executed production activities from four production tunnels in the eastern part of the orebody;
•
in alignment with the long-term production planning, brought one new panel online as another production panel was depleted; and
•
continued underground header construction activities and expanded their ground freezing program to ensure continued frozen ore inventory.

In 2023, Cameco plans to:

•
continue production activities focused on bringing two new production panels online;
•
complete surface freeze drilling and complete construction and commissioning of freeze distribution infrastructure expansion in support of future production;
•
continue underground mine development on two new production tunnels as well as expand ventilation and access drifts in alignment with the long-term mine plan;
•
continue upgrades to process water handling circuits and the surface backfill batch plant to support ongoing operations; and
•
execute a surface delineation drilling program and underground geotechnical drilling program.

McClean Lake mill has been expanded to process and package all Cigar Lake ore.

Toll Milling Agreement

The McClean Lake joint venture agreed to process Cigar Lake's ore slurry at its McClean Lake mill, according to the terms in its agreement with the CLJV: JEB toll milling agreement (effective January 1, 2002, and amended and restated effective November 30, 2011), dedicating the necessary McClean Lake mill capacity to process and package 18 Mlbs of Cigar Lake uranium concentrate annually.

The CLJV pays a toll milling fee and its share of milling expenses.

The McClean Lake mill started receiving Cigar Lake ore in March 2014 and produced its first drum of Cigar Lake yellowcake in October 2014. All of Cigar Lake's ore slurry from current mineral reserves will be processed at the McClean Lake mill, operated by Orano. Orano does not expect any new major infrastructure is necessary at McClean Lake mill in order to receive and process Cigar Lake's mineral reserves. Minor upgrades related to throughput optimization were completed in 2020.

The McClean Lake joint venture commenced work in 2012 to optimize its TMF to accommodate all of Cigar Lake's current mineral reserves. The first stage of the work is complete with additional work involving increasing the required elevation of a liner for the facility scheduled to take place from 2022 to 2024. With the liner extended, the tailing management facility is expected to have the capacity to receive tailings from processing all of Cigar Lake's current mineral reserves.

In January 2022, the McClean Lake joint venture received from the CNSC an amendment to its licence to expand its TMF, which will provide capacity for tailings from processing additional ore.

The McClean Lake joint venture is responsible for all costs of decommissioning the McClean Lake mill. As well, the joint venture is responsible for the liabilities associated with tailings produced from processing Cigar Lake ore at the McClean Lake mill.

The collective agreement with unionized employees at the McClean Lake mill ends on May 31, 2025.

Regulatory Approvals

There are three key permits that are required to operate the mine.

Operating and Processing Licences

Federally, Cigar Lake holds a "Uranium Mine Licence" from the CNSC with a corresponding Licence Conditions Handbook (LCH). Provincially, Cigar Lake holds an "Approval to Operate Pollutant Control Facilities" from the SMOE and a "Water Rights Licence to Use Surface Water and Approval to Operate Works" from the Saskatchewan Watershed Authority.

The CNSC licence expires on June 30, 2031. The SMOE approval was renewed in 2017 and expires in 2023. The Saskatchewan Watershed Authority water rights licence was obtained in 1988 and was last amended in July 2011. It is valid for an undefined term.

The current Cigar Lake LCH authorizes an annual production rate up to 18 Mlbs per year. In 2016, Orano received approval to increase annual production of the McClean Lake mill to 24 Mlbs per year.

Water Treatment / Effluent Discharge System

The mine dewatering system was designed and constructed to handle both routine and non-routine water treatment and effluent discharge, and it has been approved and licenced by the CNSC and the SMOE.

The mine began discharging treated water to Seru Bay in August 2013 following the receipt of regulatory approvals.

The Cigar Lake orebody contains elements of concern with respect to the water quality and the receiving environment. The distribution of elements such as arsenic, molybdenum, selenium and others is non-uniform throughout the orebody, and this can present challenges in attaining and maintaining the required effluent concentrations.

There have been ongoing efforts to optimize the current water treatment process and water handling systems to ensure acceptable environmental performance, which is expected to avoid the need for additional capital upgrades and potential deferral of production.

Operating and Capital Costs

The following summary of the Cigar Lake operating and capital cost estimates for the remaining life of mine, stated in constant 2022 dollars and reflecting a forecast life-of-mine mill production of 153 Mlbs.

Operating Costs ($Cdn million)	Total (2023 – 2031)
Cigar Lake Mining
Site administration	$440.8
Mining costs	604.0
Process	240.3
Corporate overhead	90.6
Total mining costs	$1,375.4
McClean Lake Milling
Administration	$422.2
Milling costs	750.5
Corporate overhead	69.6
Toll milling	156.9
Total milling costs	$1,399.2
Total operating costs	$2,774.6
Total operating cost per pound U3O8	$18.13

Note: Presented as total cost to the CLJV (100% basis)

Operating costs consist of annual expenditures at Cigar Lake to mine the ore, treat the ore underground, including crushing, grinding and density control, followed by pumping the resulting slurry to surface for transportation to McClean Lake.

The operating costs at McClean Lake consist of the cost of offloading and leaching the Cigar Lake ore slurry into uranium solution and further processing into calcined U3O8 product.

Capital Costs ($Cdn million)	Total (2023 – 2031)
Cigar Lake Mine Development	$76.8

McArthur River Mine Capital
Sustaining capital	$73.2
Capacity replacement capital	33.3
Growth capital	-
Reclamation	-
Total mine capital	$106.5
McClean Lake mill sustaining capital	$107.3
McClean Lake mill expansion capital	47.3
Total mill capital	$154.6
Total capital costs	$337.9

Note: Presented as total cost to the CLJV (100% basis)

Estimated capital costs to the CLJV include sustaining capital for Cigar Lake and McClean Lake mill, as well as underground development at Cigar Lake to bring mineral reserves into production. Overall, the largest capital cost at Cigar Lake is surface freeze drilling and brine distribution infrastructure. Other significant capital includes tunnel outfitting and mine development costs.

The expectations and plans regarding Cigar Lake, including forecasts of operating and capital costs, production and mine life are forward-looking information, and are based specifically on risks and assumptions discussed in the Cameco 2022 AIF. It further disclosed that it may change operating or capital spending plans in 2023, depending on the impact of COVID-19, uranium markets, its financial position, results of operations and other factors. Estimates of expected future production and capital and operating costs are inherently uncertain, particularly beyond one year, and may change materially over time.

Exploration, Drilling, Sampling, Data Quality and Estimates

The Cigar Lake uranium deposit was discovered in 1981 by surface exploration drilling. Cameco disclosed that it focuses most of its exploration activities on mineral lease ML 5521. Orano is responsible for exploration activity on the 38 surrounding mineral claims. The data from the exploration program on the 38 mineral claims is not part of the database used for the estimate of the mineral resources and mineral reserves at Cigar Lake.

Exploration

After the 2006 water inflow events, it was recognized that more detailed geophysical information in the immediate deposit area was required. Since 2006, a number of geophysical surveys over the Cigar Lake deposit provided additional knowledge on geological structures and fault zones. In the fall of 2007, a supplementary geophysical program was conducted over a portion of the eastern area of the deposit to identify major structures within the sandstone column. This information has since been incorporated into Cameco's geological models. These are regularly updated as additional information is collected, allowing for better mine planning and mitigation of potential risk.

Drilling

The last diamond drillhole of the 1981 program was located south of Cigar Lake and was the discovery hole for the Cigar Lake uranium deposit. The deposit was subsequently delineated by surface drilling during the period 1982 to 1986, followed by several small campaigns of drilling for geotechnical and infill holes to 2007. Additional diamond drilling campaigns over the eastern part of the deposit and the western portion were conducted between 2007 and 2012, which targeted a broad range of technical objectives. From 2012 until 2016, Cameco operated diamond drilling programs mainly focused on surface ground freezing programs on the eastern part of the deposit. In 2016, Cameco initiated a surface delineation program on the western portion of the deposit, which ended in 2017.

Average drill depths for surface delineation holes range from approximately 460 m to 500 m, with the majority of surface freezeholes drilled to a depth of approximately 462 m. Delineation drilling in the eastern area has been done at a nominal drillhole fence spacing of 25 to 50 m (east-west), with holes at 20 to 25 m (north-south) spacing on the fences. The approximate surface freezehole spacing is 7 x 7 metres.

The western area was historically drilled at a nominal drillhole fence spacing of 200 m, with holes at 20 m spacing on the fences. Additional infill drillholes were completed in 2011 and 2012 by Cameco for select areas, locally reducing the drillhole spacing down to an approximate 15 x 15 m pattern followed by additional drilling in 2016 and 2017 to upgrade the majority of the resource to the indicated category. A total of 125 delineation holes currently inform the western area mineral resource estimate. Minor delineation drilling is planned for 2023.

Drilling results have been used to delineate and interpret the 3-dimensional geometry of the mineralized areas, the lithostructural settings, the geotechnical conditions, and to estimate the distribution and content of uranium and other elements.

Surface freezehole drilling over the eastern part of the deposit has been ongoing since 2012. Drilling results obtained between September 2021 and September 2022, representing 146 additional freezeholes, are reflected in Cameco's reported mineral resources and reserves.

Diamond drilling from underground is primarily to ascertain rock mass characteristics in advance of development and mining. Cigar Lake Mining Corporation, the previous operator, and Cameco have conducted underground geotechnical drilling since 1989 at Cigar Lake, with the exception of the period from 2007 to 2009 during which time the mine was flooded.

At one time, freezeholes were drilled from underground into the deposit for the purpose of freezing the ground prior to mining. No underground freezeholes have been drilled since 2006. None of them are currently used for freezing or for mineral resource and reserve estimation purposes.

Sampling, Analysis and Data Verification

Vertical surface drilling generally represented the true thickness of the zone since the mineralization is flat. All holes are core drilled and gamma probed whenever possible. Cigar Lake uses a high-flux gamma probe designed and constructed by alphaNUCLEAR, a member of the Cameco group of companies. This high-flux gamma probe utilizes two Geiger Mϋller tubes to detect the amount of gamma radiation emanating from the surroundings. The count rate obtained from the high-flux probe is compared against chemical assay results to establish a correlation to convert corrected probe count rates into equivalent % U3O8 grades for use when assay results are unavailable. The consistency between probe data and chemical assays demonstrates that secular equilibrium exists within the deposit. Approximately 25% of the data used to estimate mineral resources is obtained from assays, and in these cases, the core depth Is validated by comparing the downhole gamma survey results with a hand-held scintillometer on core before it is logged, photographed, and then sampled for uranium analysis. Attempts are made to avoid having samples cross geological boundaries.

When sampled, the entire core from each sample interval is taken for assay or other measurements to characterize the physical and geochemical properties of the deposit, except for some of the earliest sampling in 1981 and 1982 (which were validated or removed following subsequent delineation drilling and whole core assay measurements). This reduces the potential sample bias inherent when splitting core. Core recovery throughout the deposit has generally been very good. However, in areas of poor core recovery, uranium grade determination is generally based on radiometric probe results.

The typical sample collection process at Cigar Lake included the following procedures:

•
marking the sample intervals on the core boxes, at the nominal 50 cm sample length, by a geoscientist
•
collection of the samples in plastic bags, taking the entire core;
•
documentation of the sample location, including assigning a sample number, and description of the sample, including radiometric values from a hand-held device;
•
bagging and sealing, with sample tags inside bags and sample numbers on the bags; and
•
placement of samples in steel drums for shipping.

Current sampling protocols dictate that all samples are collected and prepared in a restricted core processing facility. Core samples are collected and transferred from core boxes to high-strength plastic sample bags, then sealed. The sealed bags are then placed in steel drums and shipped in compliance with the Transport of Dangerous Goods regulations with tamper-proof security seals. Chain of custody documentation is present from inserting samples into steel drums to final delivery of results by SRC. All samples collected are prepared and analysed under close supervision of qualified personnel at SRC, which is a restricted access laboratory licensed by the CNSC.

Since 2002, assay sample preparation has been done at SRC, which is independent of the participants of CLJV. It involves jaw crushing to 60% @ -2 mm and splitting out a 100 – 200 g sub-sample using a riffle splitter. The sub-sample is pulverized to 90% @ -106 microns using a puck and ring grinding mill. The pulp is then transferred to a bar coded plastic snap top vial. Assaying by SRC involves digesting an aliquot of pulp in concentrated 3:1 HCL:HNO3 on a hot plate for approximately one hour. The volume is then made up in a 100 ml volumetric flask using deionized water prior to analysis by ICP-OES. Instruments used in the analysis are calibrated using certified commercial solutions. This method is ISO/IEC 17025:2017 accredited by the Standards Council of Canada.

Quality Control and Data Verification

As set forth above, the Company is not in a position to verify quality control and data verification measures at the Waterbury Lake / Cigar Lake Project. The following information regarding quality control and data verification is solely based on Cameco's disclosure in the Cameco 2022 AIF.

Cameco discloses that the quality assurance and quality control procedures used during the early drilling programs were typical for the time. The majority of uranium assays in the database were obtained from Loring Laboratories Ltd., which is independent of the participants of CLJV. For uranium assays up to 5% U3O8, 12 standards and two blanks were run with each batch of samples and for uranium assays over 5% U3O8, a minimum of four standards were run with each batch of samples.

More recent sample preparation and assaying is being completed under the close supervision of qualified personnel at SRC and includes preparing and analysing standards, duplicates, and blanks. At least two standards are analysed for each 40-sample batch, with another sample being analyzed in duplicate. We also include a pulp repeat and one split sample repeat with every group. Samples that fail quality controls are re-analyzed.

The original database, which forms part of the database used for the current mineral resource and mineral reserve estimates, was compiled by previous operators. Many of the original signed assay certificates are available and have been reviewed by Cameco geologists.

In 2013, Cigar Lake implemented an SQL server based centralized geological data management system to manage all drillhole and sample related data. All core logging, sample collection, downhole probing and sample dispatching activities are carried out and managed within this system. All assay, geochemical and physical analytical results obtained from the external laboratory are uploaded directly into the centralized database, thereby mitigating potential for manual data transfer errors. The database used for the current mineral resource and mineral reserve estimates was validated by Cameco qualified geoscientists.

Additional data quality control measures taken include:

•
review of drillhole collar coordinates and downhole deviations in the database against planned location of the holes. Results were within acceptable tolerances;
•
comparison of the information in the database against the original data, including paper logs, assay certificates and original probing files as required. Approximately 10% of holes in the resource estimate update were compared against the assay certificates with no discrepancies observed;
•
validation of core logging information in plan and section views, and review of logs against photographs of the core. Core logging information reviewed during geological modelling. Three historical holes were removed from the mineral resource update dataset following the addition of new surface freeze hole information;
•
checking for data errors such as overlapping intervals and out of range values. No issues were observed in 2022;
•
radiometric probes undergo annual servicing and re-calibration as well as additional checks including control probing to ensure precision and accuracy of the probes. Control probing results were within acceptable tolerances in 2022; and
•
validating uranium grades comparing radiometric probing with core radioactivity measurements and sample assay results. Uranium grades were validated during the 2022 mineral resource update, with suspect readings being subjected to a detailed review. A review of the correlation to convert corrected probe count rates into equivalent % U3O8 grades was initiated.

Since the start of commercial production, Cameco has compared the uranium block model with mine production results on a quarterly basis to ensure an acceptable level of accuracy is maintained. Historically, Cameco has seen acceptable variances, but in 2022, they saw apparent model overperformance variances justifying further review.

Geoscientists, including a qualified person as such term is defined in NI 43-101, have witnessed or reviewed drilling, core handling, radiometric probing, logging, sampling facilities and data verification procedures employed at the Cigar Lake operation and consider the methodologies to be satisfactory and the results representative and reliable. Cameco further states that there has been no indication of significant inconsistencies in the data used or verified nor any failures to adequately verify the data.

Cameco has stated it is satisfied with the quality of data and considers it valid for use in the estimation of mineral resources and reserves for Cigar Lake. Comparison of actual mine production with expected production supports this opinion.

The extent to which Cameco's estimates of mineral resources and mineral reserves may be affected by the foregoing issues could vary from material gains to material losses.

Mineral Reserve and Resource Estimates

The following are mineral reserve and mineral resource estimates for McArthur River as disclosed by Cameco in the Cameco 2022 AIF as at December 31, 2022.

Mineral Reserves

(tonnes in thousands; pounds in millions; on a 100% basis)

	Proven			Probable			Total Mineral Reserves
Property	Tonnes	Grade % U3O8	Content (lbs U3O8)	Tonnes	Grade % U3O8	Content (lbs. U3O8)	Tonnes	Grade % U3O8	Content (lbs. U3O8)	Metallurgical Recovery (%)
Cigar Lake	308.9	16.25	110.7	99.1	20.19	44.1	408.0	17.21	154.8	98.8

Note that the estimates in the above table:

•
Use a constant dollar average uranium price of approximately US$53.00/lb. U3O8
•
Are based on exchange rates of US$1.00 = $1.26.

Cameco reports mineral reserves as the quantity of contained ore supporting the current mining plan and provides an estimate of the metallurgical recovery. The estimate of the amount of valuable product that can be physically recovered by the metallurgical extraction process is obtained by multiplying the quantity of contained metal (content) by the planned metallurgical recovery percentage. The content in the table above is before accounting for estimated metallurgical recovery.

Mineral Resources

(tonnes in thousands; pounds in millions; on a 100% basis)

	Measured			Indicated				Inferred
Property	Tonnes	Grade % U3O8	Content (lbs U3O8)	Tonnes	Grade % U3O8	Content (lbs. U3O8)	Total M+I Content (lbs. U3O8)	Tonnes	Grade % U3O8	Content (lbs. U3O8)
Cigar Lake	48.0	6.06	6.4	314.1	14.28	98.9	105.3	178.2	5.62	22.1

Note that the estimates in the above table:

•
do not include amounts that have been identified as mineral reserves;
•
do not have demonstrated economic viability; and
•
totals may not add due to rounding.

Key Assumptions, Parameters and Methods

Cameco discloses the following key assumptions in connection with the above mineral reserve and mineral resource estimates:

•
Mineral reserves have been estimated with an average allowance of 34% dilution at 0% U3O8.
•
Mineral reserves have been estimated based on 86% mining recovery. Mineral resources do not include dilution and mining recovery.
•
The mining rate is assumed to vary between 100 and 200 tonnes per day and a full mill production rate of approximately 18 Mlbs U3O8 per year.
•
Areas being mined must meet specific ground freezing requirements before jet boring begins.
•
An average uranium price of US$53.00/lb. U3O8 with a US$1.00 = $1.26 fixed exchange rate was used to estimate the mineral reserves, taking into account the annual forecast realized prices.

Cameco discloses the following key parameters in connection with the above mineral reserve and mineral resource estimates:

•
Grades of U3O8 were obtained from chemical assaying of drill core or from equivalent % U3O8 grades obtained from radiometric probing results. In areas of poor core recovery (usually < 75%) or missing samples, the grade was determined from probing.

•
When not measured, densities are determined using formulas based on the relation between density measurements of drill core and chemical assay grades.
•
Mineral resources have been estimated using a minimum mineralization thickness of 1.0 metre and a minimum grade of 1.0% U3O8.
•
Mineral reserves have been estimated on the basis of designed JBS cavities with positive economics from the estimated recovered uranium.
•
Reasonable expectation for eventual economic extraction of the mineral resources is based on a uranium price of US$57.00/lb. U3O8, anticipated exchange rates, mining and process recoveries, production costs, royalties and mineralized area tonnage, grade, and spatial continuity considerations.

Cameco discloses the following key methods in connection with the above mineral reserve and mineral resource estimates:

•
The geological interpretation of the orebody was done in section and plan views and in 3-dimensions from surface drillhole information.
•
Mineral resources and mineral reserves were estimated using 3-dimensional block models. Geostatistical conditional simulation (with sequential Gaussian simulation) and inverse distance squared methods were used to estimate the grade and density.
•
Maptek Vulcan and Leapfrog Geo software were used to generate the mineral resource and reserve estimates.

APPENDIX "B"
AUDIT COMMITTEE CHARTER

(November 1, 2021)

of

URANIUM ROYALTY CORP.

(THE "COMPANY")

1.
PURPOSE

1.1.
The audit committee of the Company (the "Committee") is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls, to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws. Within this mandate, the Committee's role is to:
(a)
support the board of directors of the Company (the "Board") in meeting its responsibilities to shareholders;
(b)
enhance the independence of the external auditor;
(c)
facilitate effective communications between management and the external auditor and provide a link between the external auditor and the Board; and
(d)
increase the credibility and objectivity of the Company's financial reports and public disclosure.
1.2.
The Committee will make recommendations to the Board regarding items relating to financial and regulatory reporting and the system of internal controls following the execution of the Committee's responsibilities as described herein.
1.3.
The Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board may from time to time prescribe.
2.
COMPOSITION
2.1.
The Committee will consist of at least three members, each of whom meets the independence requirements of National Instrument 52-110 – Audit Committees, as same may be amended from time to time, Rule 10A-3(b)(1) of the United States Securities Exchange Act of 1934, as amended and is an Independent Director as defined under Rule 5605(a)(2) of the Nasdaq Listing Rules.
2.2.
The members of the Committee shall be appointed by the Board. The Committee members may be replaced by the Board, as the Board shall determine from time to time. There shall be a chair of the Committee, who shall be appointed by the Board.
3.
AUTHORITY
3.1.
In addition to all authority required to carry out the duties and responsibilities included in this Committee Charter, the Committee has specific authority to:
(a)
engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities;
(b)
receive appropriate funding from the Company to compensate (i) any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, and (ii) outside legal or other advisors employed by the Committee, as well as funding to cover the Committee's administrative expenses necessary or appropriate in carrying out its duties;

(c)
communicate directly with management and any internal auditor, and with the external auditor without management involvement; and
(d)
approve interim financial statements and interim management's discussion and analyses on behalf of the Board.
3.2.
The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers being necessary or advisable in order to perform its duties and responsibilities.
4.
DUTIES AND RESPONSIBILITIES
4.1.
The overall duties and responsibilities of the Committee shall be as follows:
(a)
to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements and related financial disclosure;
(b)
to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;
(c)
to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and
(d)
to report regularly to the Board on the fulfillment of its duties and responsibilities.
4.2.
The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:
(a)
to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;
(b)
to be directly responsible for the appointment, compensation and oversight of the work of such external auditors (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;
(c)
to pre-approve the retention of the external auditor for all audit and any non-audit services, including tax services, and the fees for such non-audit services which are provided to the Company or its subsidiary entities;
(d)
to ensure that such external auditor reports directly to the Committee;
(e)
to review the audit plan of the external auditors prior to the commencement of the audit;
(f)
to review with the external auditors, upon completion of their audit:
(i)
contents of their report;
(ii)
scope and quality of the audit work performed;
(iii)
adequacy of the Company's financial and auditing personnel;
(iv)
co-operation received from the Company's personnel during the audit;
(v)
internal resources used;
(vi)
significant transactions outside of the normal business of the Company;

(vii)
significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and
(viii)
the non-audit services provided by the external auditors;
(g)
to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and
(h)
to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.
4.3.
The duties and responsibilities of the Committee as they relate to the Company's internal auditors are to:
(a)
periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;
(b)
review and approve the internal audit plan; and
(c)
review significant internal audit findings and recommendations, and management's response thereto.
4.4.
The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:
(a)
review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;
(b)
review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;
(c)
review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and
(d)
periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.
4.5.
The Committee is also charged with the responsibility to:
(a)
review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;
(b)
review and approve the financial sections of:
(i)
the annual report to shareholders;
(ii)
the annual information form;
(iii)
annual and interim management's discussion and analyses;
(iv)
prospectuses;
(v)
news releases discussing financial results of the Company; and
(vi)
other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;
(c)
review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(d)
review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;
(e)
review and report on the integrity of the Company's consolidated financial statements;
(f)
review the minutes of any Committee meeting of subsidiary companies;
(g)
review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;
(h)
review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information;
(i)
establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;
(j)
establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
(k)
ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;
(l)
review the policies and procedures in effect for considering officers' expenses and perquisites;
(m)
develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders; and
(n)
evaluate, annually, the adequacy of this Committee Charter and recommend any proposed changes to the Board.
5.
MEETINGS
5.1.
The quorum for a meeting of the Committee is a majority of the members of the Committee present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other.
5.2.
The members of the Committee may determine their own procedures.
5.3.
The Committee may establish its own schedule that it will provide to the Board in advance.
5.4.
The external auditor is entitled to receive reasonable notice of every meeting of the Committee and to attend and be heard thereat.
5.5.
A member of the Committee or the external auditor may call a meeting of the Committee.
5.6.
The Committee will meet separately with the president of the Company and separately with the chief financial officer of the Company at least annually to review the financial affairs of the Company.
5.7.
The Committee will meet with the external auditor of the Company at least once each year, at such time(s) as it deems appropriate, to review the external auditor's examination and report.
5.8.
The chair of the Committee must convene a meeting of the Committee at the request of the external auditor, to consider any matter that the auditor believes should be brought to the attention of the Board or the shareholders.

6.
REPORTS
6.1.
The Committee will record its recommendations to the Board in written form which will be incorporated as a part of the minutes of the Board's meeting at which those recommendations are presented.
7.
MINUTES
7.1.
The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.